Registration No. 333-______
     As filed with the Securities and Exchange Commission on June 10, 1997
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               AMERICASBANK CORP.
                 (Name of small business issuer in its charter)

           Maryland                            6035                    52-1948980
-------------------------------   ----------------------------   ----------------------
(State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)     Classification Code No.)     Identification Number)

                   515 East Joppa Road, Towson, Maryland 21086
                                 (410) 825-5580
          (Address and telephone number of principal executive offices)

               3621 East Lombard Street, Baltimore, Maryland 21224
                                 (410) 342-8303
(Address of principal place of business or intended principal place of business)

                            J. Clarence Jameson, III
                               AmericasBank Corp.
                   515 East Joppa Road, Towson, Maryland 21086
                                 (410) 825-5580
            (Name, address and telephone number of agent for service)

    Copies of communications, including copies of all communications sent to agent for service, should be sent to:
                       Frank C. Bonaventure, Jr., Esquire,
            Ober, Kaler, Grimes & Shriver, a Professional Corporation
          120 E. Baltimore Street, 9th Floor, Baltimore, Maryland 21202
                                 (410) 685-1120

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ]_______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
  Title of each class of       Dollar amount to be     Proposed maximum             Proposed maximum               Amount of
securities to be registered        Registered      offering price per unit     aggregate offering price(1)     registration fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value        $3,000,000               $10.00                     $3,000,000                    $909
-----------------------------------------------------------------------------------------------------------------------------------

        (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1     ; Alternative 2  X
                                                      -----               -----
--------------------------------------------------------------------------------

                               AMERICASBANK CORP.

                              CROSS REFERENCE SHEET
                        BETWEEN FORM SB-1 AND PROSPECTUS


REGISTRATION STATEMENT ITEM AND
-------------------------------
HEADING                                                           LOCATION OR PROSPECTUS CAPTION
-------                                                           ------------------------------
1.    Inside Front and Outside Back Cover Pages
      of Prospectus...............................................Inside Front and Outside Back Cover
                                                                  Pages; Additional Information; Reports to
                                                                  Stockholders

2.    Significant Parties.........................................Management

3.    Relationship with Issuer of Experts Named in
      Registration Statement......................................Not Applicable

4.    Legal Proceedings    .......................................Not Applicable

5.    Changes in and Disagreements with
      Accountants.................................................Not Applicable

6.    Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.................................................Indemnification of Officers and Directors

MODEL B ITEMS
-------------

1.    Cover Page..................................................Front Cover Page

2.    Distribution Spread.........................................Front Cover Page

3.    Summary Information, Risk Factors and
      Dilution....................................................Prospectus Summary; Risk Factors

4.    Plan of Distribution........................................Terms of the Offering, Plan of Distribution

5.    Use of Proceeds to Issuer...................................Use of  Proceeds

6.    Description of Business.....................................Organization of the Company and the Bank; The
                                                                  Acquisition; Business of the Company; Business
                                                                  of the Bank; Regulation

7.    Description of Property.....................................Business of the Company; Business of the Bank

8.    Directors, Executive Officers and Significant
      Employees...................................................Management

9.    Remuneration of Directors and Officers......................Management

10.   Security Ownership of  Management and
      Certain Security Holders ...................................Management

11.   Interest of Management and Others  in
      Certain Transactions........................................Management

12.   Securities Being Offered....................................Description of Capital Stock; Description of
                                                                  Warrants
PART F/S
--------

1.    Financial Information Required in Prospectus................Financial Statements

                   PRELIMINARY PROSPECTUS, DATED JUNE 10, 1997
                              SUBJECT TO COMPLETION

                               AMERICASBANK CORP.
                         A Proposed Holding Company For

                         AMERICASBANK (In Organization)

                            OFFERING OF COMMON STOCK
                           ($0.01 par value per share)
               240,000 Shares (Minimum); 300,000 Shares (Maximum)

      AmericasBank Corp., a Maryland corporation (the "Company"), hereby offers for sale a minimum of 240,000 shares (the "Minimum Number of Shares"), and a maximum of 300,000 shares (the "Maximum Number of Shares"), of its common stock, $0.01 par value per share (the "Common Stock"), at a per share offering price of Ten Dollars ($10.00) (the "Offering"). Prior to the Offering, there has been no public market for the Common Stock. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."

      The Company has been organized primarily to own all of the capital stock of AmericasBank, a federal stock savings bank in organization (the "Bank"). The Company and the Bank have not yet conducted active business operations, and the authority to commence such operations is dependent upon, among other things, the receipt of various regulatory approvals and the sale of the Minimum Number of Shares in the Offering. As soon as possible after the satisfaction of the conditions of the Offering, the Bank will purchase certain assets from, and will assume certain liabilities of, Rushmore Trust & Savings, FSB ("Rushmore"), including most of the assets and liabilities related to Rushmore's Baltimore, Maryland branch office, which is located at 3621 East Lombard Street, Baltimore, Maryland 21224 (the "Acquisition"). See "ORGANIZATION OF THE COMPANY AND THE BANK" and "THE ACQUISITION."

      The Company's executive offices and the Bank's sole banking office will be located at 3621 East Lombard Street, Baltimore, Maryland 21224, which, as stated above, is currently occupied by the Baltimore, Maryland branch office of Rushmore. The telephone number of the Company and the Bank will be (410) 342-8303. The Company's interim address is 515 East Joppa Road, Towson, Maryland 21086 and its interim telephone number is (410) 825-5580.

      SEE  "RISK  FACTORS"  BEGINNING  ON  PAGE  ___ OF  THIS  PROSPECTUS  FOR A
DISCUSSION  OF  CERTAIN   FACTORS  THAT  SHOULD  BE  CONSIDERED  BY  PROSPECTIVE
PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

      AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THE OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IF THE CONDITIONS OF THE OFFERING ARE MET AND SUBSCRIPTION FUNDS ARE RELEASED FROM ESCROW BUT FINAL REGULATORY APPROVALS FOR THE BANK TO COMMENCE BANKING OPERATIONS ARE NOT OBTAINED OR THE BANK DOES NOT OPEN FOR ANY OTHER REASON OR THE ACQUISITION IS NOT CONSUMMATED FOR ANY REASON, UPON LIQUIDATION OF THE COMPANY, SUBSCRIBERS COULD BE RETURNED AN AMOUNT LESS THAN THEIR ORIGINAL SUBSCRIPTION AMOUNT. SEE "RISK FACTORS - RETURN OF LESS THAN SUBSCRIPTION AMOUNT."

      THE SECURITIES BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT

INSURANCE  CORPORATION,   THE  SAVINGS  ASSOCIATION  INSURANCE  FUND,  THE  BANK
INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                         Price to         Underwriting Fees      Proceeds
                         Public(1)       and Commissions(2)    to Issuer(3)
--------------------------------------------------------------------------------
Per Share ............    $10.00                 $0               $10.00
--------------------------------------------------------------------------------
Total Minimum ........ $2,400,000.00             $0            $2,400,000.00
--------------------------------------------------------------------------------
Total Maximum ........ $3,000,000.00             $0            $3,000,000.00
================================================================================

(1) The offering price of the Common Stock was arbitrarily determined by the Company. See "RISK FACTORS - Arbitrary Pricing."

(2) The Offering is not underwritten. The Common Stock will be offered by the Company and sold solely by one of the Company's directors, to whom no commissions or other compensation will be paid on account of such activity, although such person will be reimbursed for reasonable expenses incurred in the Offering. The Company believes such person will not be deemed a broker under the Securities Exchange Act of 1934 (the "Exchange Act") based on reliance on Rule 3a4-1 of the Exchange Act. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."

(3) Before the deduction of expenses related to the Offering, estimated at $150,000. See "USE OF PROCEEDS."

      Sale of the Common Stock will commence on or about ________________. This is a "best efforts" offering by the Company, and it will be terminated by the organizers of the Company and the Bank (the "Organizers") upon the sale of the Maximum Number of Shares or ___________, whichever occurs first, unless the Offering is extended, at the discretion of the Company, for additional periods ending no later than __________________. However, the Organizers reserve the right to terminate the Offering at any time after the sale of the Minimum Number of Shares. Subscriptions are binding on subscribers and may not be revoked without the consent of the Company.

      The Company has established a minimum subscription of 2,500 shares and a maximum subscription of 20,050 shares. However, the Organizers reserve the right to waive these limits without notifying any subscriber. In addition, the Organizers reserve the right to reject subscriptions for the purchase of shares of Common Stock in whole or in part. It is anticipated that the Organizers and certain other persons who, subject to regulatory approval, will serve as directors of the Company and the Bank (the "Additional Directors"), together with their immediate families, will purchase, directly or indirectly, an aggregate of at least 140,520 shares (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) of the Common Stock to be sold in the Offering (58.55% if the Minimum Number of Shares are sold and 46.84% if the Maximum Number of Shares is sold), which shares have been reserved for their purchase. The Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION," "USE OF PROCEEDS" and "MANAGEMENT Interest of Management and Others in Certain Transactions."

      Subscription proceeds will be deposited promptly in an interest-earning escrow account at The First National Bank of Maryland, as escrow agent, pending satisfaction of the conditions of the Offering, including receipt of subscriptions and subscription proceeds for the Minimum Number of Shares. If the Offering is terminated prior to completion, all subscription proceeds will be returned promptly to subscribers, together with any interest earned thereon. In the event of the successful completion of the Offering, all interest earned on subscription funds will be retained by the Company. The Company will use all interest earned to repay a portion of the expenses incurred in organizing the Company and the Bank. After the Minimum Number of Shares are sold and the other condition of the Offering is satisfied, the Company may continue to sell shares of Common Stock until termination of the Offering, and all subscription proceeds from those sales will be deposited in a non-escrow Company deposit account at The First National Bank of Maryland pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company to fund Offering and organizational expenses and for working capital. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."

                The date of this Prospectus is _________________.

[Legend on first page of prospectus]

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             ADDITIONAL INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits thereto. The Registration Statement may be examined at, and copies of the Registration Statement may be obtained at prescribed rates from, the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      The Company and the Organizers have filed various applications with the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). As required by the applicable regulatory authorities, these applications contain financial projections relating to the Bank. These projections are not a part of this Prospectus and while they are based on assumptions that the Organizers believe are reasonable, they should not be relied upon by prospective investors. Prospective investors should rely only on information contained in this Prospectus and in the Company's related
Registration Statement in making an investment decision. To the extent that other available information not presented in this Prospectus, including information available from the Company and information in public files and records maintained by the OTS and the FDIC is inconsistent with information presented in this Prospectus, such other information is superseded by the information presented in this Prospectus.

                             REPORTS TO STOCKHOLDERS

      Upon the effective date of the Registration Statement, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), which include requirements to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the SEC. This reporting obligation will exist for at least one year and will continue for fiscal years thereafter, except that such reporting obligations may be suspended for any subsequent fiscal year if at the beginning of such year the Common Stock of the Company is held of record by less than three hundred persons or if the Common Stock of the Company is held of record by less than five hundred persons and the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years.

      Regardless of whether the Company is subject to the reporting requirements of the Exchange Act, the Company intends to furnish its stockholders with annual reports containing audited financial information for each fiscal year and intends to distribute quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. The Company's fiscal year ends on December 31.

                               PROSPECTUS SUMMARY

      THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. PARTICULAR ATTENTION IS DIRECTED TO THE SECTION ENTITLED "RISK FACTORS."

Organization of the Company and the Bank

      AmericasBank Corp. (the "Company") was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to own all of the outstanding shares of capital stock of a federal stock savings bank to be named AmericasBank (in organization) (the "Bank"). The Company may not acquire the capital stock of the Bank without the approval of the Office of Thrift Supervision (the "OTS") to become a savings and loan holding company of the Bank. On June 5, 1996, the Company filed an application with the OTS to obtain the necessary approvals and these approvals were granted by the OTS on April 15, 1997. The Company has not conducted any business activities to date other than those deemed necessary by the Company to proceed with this Offering. The Company initially will engage in no business other than owning all of the outstanding shares of capital stock of the Bank. See "ORGANIZATION OF THE COMPANY AND THE BANK - The Company."

      On June 5, 1996, the organizers of the Company and the Bank (the "Organizers") filed an application with the OTS to organize the Bank as a federal stock savings bank. On April 15, 1997, the OTS conditionally approved the application. However, before the Bank obtains final regulatory approval to commence banking operations, the Bank, among other things, must obtain membership in the Federal Home Loan Bank System, obtain federal deposit insurance for its deposit accounts from the Federal Deposit Insurance Corporation (the "FDIC") and complete the sale to the Company of a minimum of $2,125,000 of its fully-paid capital stock. On April 23, 1997, the FDIC conditionally approved the Bank's application for federal deposit insurance. See "ORGANIZATION OF THE COMPANY AND THE BANK - The Bank."

Transaction with Rushmore Trust and Savings, FSB

      On May 31, 1996, the Bank, through its Organizers, entered into a Branch Purchase and Assumption Agreement, as amended, and a Loan Purchase and Assumption Agreement, as amended (collectively, the "Agreements"), with Rushmore Trust & Savings, FSB ("Rushmore"), for the acquisition of certain assets and the assumption of certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland branch office located at 3621 East Lombard Street,
Baltimore, Maryland 21224 (the "Baltimore Branch"). The transactions contemplated by the Agreements are referred to in this Prospectus as the "Acquisition." It is contemplated that the Acquisition will close as soon as possible after the satisfaction of the conditions of the Offering. In the event the Bank fails to consummate the Acquisition for any reason, the Board of Directors of the Company intends to propose to the Company's stockholders that the Company be liquidated. See "RISK FACTORS - Return of Less Than Subscription Amount." Thus, while the closing of the Acquisition is not a condition precedent to the satisfaction of the conditions of the Offering, it is a condition precedent to the opening of the Bank.

      Upon consummation of the Acquisition, the Bank will assume liabilities relating to deposits and certificates of deposit booked at the Baltimore Branch (the "Baltimore Branch Deposits") and the Bank will pay Rushmore a premium for such deposits. As of March 31, 1997, the Baltimore Branch Deposits totaled approximately $8,138,000. This amount is subject to change due to the reduction or growth of deposits occurring prior to the closing date of the Acquisition. The Bank will acquire all of Rushmore's loans originated at the Baltimore Branch (the "Baltimore Branch Loans") and certain of Rushmore's loans originated at Rushmore's Montgomery County, Maryland branch office (the "Montgomery County Loans") (the Baltimore Branch Loans and the Montgomery County Loans are collectively referred to in this

Prospectus as the "Rushmore Loans"), as well as certain assets related to the operation of the Baltimore Branch (the "Baltimore Branch Assets"), including the Baltimore Branch's real property, building and improvements (the "Real Estate"), and all of the Baltimore Branch's fixtures, furnishings, equipment, furniture and other tangible personal property (the "Furnishings"). As of March 31, 1997, the Rushmore Loans totaled approximately $7,004,000, at face value, consisting of approximately $5,846,000 in Baltimore Branch Loans and approximately $1,158,000 in Montgomery County Loans.

      The Bank will acquire the Rushmore Loans for the face value of such loans on the closing date of the Acquisition, plus accrued interest, plus $50,000 less aggregate escrow balances. The $50,000 payment will be offset by an equal credit to the Bank, which the Bank will use to establish an allowance for loan losses. See "BUSINESS OF THE BANK - Lending Activities - Allowance for Loan Losses." The Bank will acquire the Real Estate for $50,000 and the Furnishings for $30,000. The Bank will pay Rushmore $50,000 in exchange for Rushmore's agreement not to compete with the Bank for a period of three years after the closing date of the Acquisition (the "Covenant Not to Compete"). The Bank also will pay Rushmore a deposit premium equal to the Baltimore Branch Deposits (plus accrued interest) on the closing date of the Acquisition multiplied by 0.035 less $105,000. Payment of the deposit premium, as well as the payment for the Rushmore Loans, the Real Estate, the Furnishings and the Covenant Not to Compete, will be effectuated through an appropriate reduction of the cash to be received by the Bank from Rushmore to fund the deposits being assumed by the Bank.

      Based upon March 31, 1997 estimates, upon consummation of the Acquisition, the amount of net cash to be received by the Bank from Rushmore would be approximately $789,000. This estimate is determined as follows: based on March 31, 1997 estimates, the gross amount to be paid to the Bank by Rushmore would be approximately $8,139,000, consisting of (i) Baltimore Branch Deposits of
$8,138,000 and (ii) accrued interest on Baltimore Branch Deposits of approximately $1,000. Based on March 31, 1997 estimates, approximately $7,350,000 is to be netted against this gross amount consisting of (i) a deposit premium totaling approximately $180,000 on $8,138,000 of Baltimore Branch Deposits and accrued interest of $1,000; (ii) $7,004,000 of Rushmore Loans;
(iii) accrued interest receivable on the Rushmore Loans of approximately $56,000; (iv) $130,000 for the Real Estate, the Furnishings and the Covenant Not to Compete; less (v) a $20,000 deposit that the Bank paid Rushmore upon the execution of the Agreements.

      The parties have agreed that if the Acquisition has not been consummated by June 30, 1997, the Bank, beginning on July 1, 1997 and continuing on the first day of each month thereafter until the Acquisition has been consummated, shall pay Rushmore one or more additional deposits of $20,000 each. Upon the consummation of the Acquisition, the additional deposits will be added to the amount of cash to be received by the Bank from Rushmore. In the event the Bank fails to consummate the Acquisition for any reason other than the ability of Rushmore to consummate the Acquisition, the Bank shall forfeit all deposits to Rushmore.

      It is currently contemplated that the Bank will employ all of the Baltimore Branch's employees, including Patricia D'Alessandro, who currently is a Vice President of Rushmore with managerial responsibilities for the Baltimore Branch. Subject to regulatory approval, Ms. D'Alessandro will serve as the President of the Bank and the Vice President of the Company. Ms. D'Alessandro has over 20 years of experience in the commercial and retail banking industry. See "THE ACQUISITION" and "MANAGEMENT."

Business to be Conducted by the Bank

      The Bank will be a full service community-oriented financial institution. Its business will be to attract retail deposits and to invest those deposits, together with funds generated from operations and borrowing, primarily in one- to four-family mortgage loans. To a lesser extent, the Bank will invest in home equity loans, multi-family loans, commercial real estate loans, construction loans (primarily for one- to four-family home construction for the borrower), commercial business loans and consumer loans. The Bank's deposit base will be comprised of traditional deposit products including checking accounts, NOW accounts, money market accounts, statement savings accounts, individual retirement accounts and certificates of deposit. Upon the commencement of its operations, the Bank will be actively engaged in many of these activities as a result of the Acquisition. See "BUSINESS OF THE BANK - Lending Activities," "- Sources of Funds" and "THE ACQUISITION."

      The Company's executive offices and the Bank's initial banking office will be located at 3621 East Lombard Street, Baltimore, Maryland 21224 (the "Banking Office"), which, as stated above, is currently occupied by the Baltimore, Maryland branch office of Rushmore, and which is located in the eastern portion of Baltimore City. The telephone number of the Company and the Bank will be
(410) 342-8303. The Company's interim address is 515 East Joppa Road, Towson, Maryland 21086 and its interim telephone number is (410) 825-5580. See "BUSINESS OF THE BANK - Description of Property."

      The Organizers of the Bank anticipate that the Bank initially will draw most of its customer deposits and conduct most of its lending transactions from within the area surrounding its Banking Office as well as from within the Baltimore metropolitan area. The Baltimore Branch Deposits and the Baltimore Branch Loans were primarily drawn from these areas. The Organizers intend to expand the business of the Bank by opening branches. At this time, the Organizers have not identified any location for a branch of the Bank.
See "BUSINESS OF THE BANK - Location and Service Area."

      The liberalization of the interstate banking laws of Maryland and surrounding states has led to substantial consolidation of the banking industry in Maryland and particularly the Baltimore metropolitan area. Many of the area's financial institutions have been acquired by large regional organizations headquartered outside the Baltimore area. As a result of such consolidation, the Organizer's believe that the competitive and economic environment is right for a new, independent, locally owned and managed bank to serve the financial needs of residents of Eastern Baltimore City as well as the needs of residents of the Baltimore metropolitan area. The Bank intends to implement a strategy that focuses on providing a superior level of customer service, close attention to personal needs and quick response time. The Organizers believe that the community will react favorably to this new enterprise.

Organizers and Directors

      The Organizers of the Company and the Bank are King V. Cheek, Patricia D'Alessandro, William A. Fogle, Jr., J. Clarence Jameson, III, Kemp Jayadeva, Norman H. Katz, Larry D. Ohler and Kenneth D. Pezzulla. Subject to regulatory approval, all of the Organizers, except for Ms. D'Alessandro, will serve as directors of the Company and the Bank, with Mr. Jameson serving as Chairman of the Board of each entity. As soon as the Bank commences its operations, subject to regulatory approval, the Organizers intend to add Garbis Baklayan, Nicholas
J. Belitsos, M.D., Henry A. Berliner, Jr., Cynthia B. Conklin, Constantine Frank, Shawki N. Malek, M.D., Michael W. Mekalian, Mark D. Noar, M.D., George E. Rayme, Jr., Ramon F. Roig, Jr., M.D., Russell A. Rourke, Baldev Singh and Melanie R. Sabelhaus as directors of the Company and the Bank (the "Additional Directors"). See "MANAGEMENT."

      The Organizers and the Additional Directors are recognized and established individuals in their local communities. As a group, they have significant banking and business experience and many close personal ties in the Baltimore metropolitan area. Subject to regulatory approval, Ms. D'Alessandro will serve as Vice President of the Company and President of the Bank. She has over 20 years of experience in the commercial and retail banking industry and currently is a Vice President of Rushmore with managerial responsibilities for the Baltimore Branch. Subject to regulatory approval, Mr. Jameson will serve as President of the Company, Vice President of the Bank and Chairman of the Board of the Company and the Bank. Mr. Jameson also has extensive experience in the banking industry. Jameson and Associates, P.A., a public accounting firm of which Mr. Jameson is the President and a principal, provides public accounting services to numerous federal and state financial institutions. Mr. Jameson was Chairman of the Board of Maryland

Bank Corp., the savings and loan holding company of MarylandsBank, FSB from February 1994 to June 1995. Mr. Jameson also was a director of MarylandsBank, FSB from February 1994 to June 1995. In addition, Mr. Jameson was an organizer of the Bank of Maryland, a state chartered commercial bank, and its holding company, Bank Maryland Corp., and he served as Chairman of the Board of both entities from 1985 to 1990. Mr. Pezzulla, who, subject to regulatory approval, will serve as a director of the Company and the Bank and as the Secretary of the Company and the Bank, has been a practicing attorney for almost 40 years, devoting a substantial part of his practice to banking matters. He has been a director of Rushmore and its predecessor, LaCorona Building and Loan Association, since 1963. From 1985 to 1988, Mr. Pezzulla was President of LaCorona Building and Loan Association.

      The Organizers believe that Ms. D'Alessandro's banking experience, particularly as it relates to her management experience at the Baltimore Branch, the banking experience of Mr. Jameson and Mr. Pezzulla, and the extensive business experience and contacts of the Organizers and the Additional Directors in the Baltimore metropolitan area, should create immediate business opportunities for the Bank.

      Although no assurances can be given that the Bank will open for business, as of the date of this Prospectus, the Organizers are engaged in completing the tasks necessary to open the Bank for business by the third quarter of 1997, assuming the conditions of the Offering are satisfied at such time and the Acquisition has been consummated at such time.

      It is anticipated that the Organizers and the Additional Directors, together with members of their immediate families, will purchase, directly or indirectly, an aggregate of at least 140,520 shares (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) of the Common Stock to be sold in the Offering (58.55% if the Minimum Number of Shares are sold and 46.84% if the Maximum Number of Shares is sold), which shares have been reserved for their purchase. The Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION," "USE OF PROCEEDS" and "MANAGEMENT
- Interest of Management and Others in Certain Transactions."

      In consideration of services performed on behalf of the Company and the Bank in preparing the necessary bank regulatory applications, negotiating the terms of and performing the necessary investigations related to the Acquisition, upon the closing of the Offering, Organizers Jameson and Pezzulla each will be paid $25,000 from the proceeds of the Offering, and Jameson and Associates, P.A., and Pezzulla and Pezzulla, LLC, each will be paid $12,500 from the proceeds of the Offering. See "USE OF PROCEEDS" and "MANAGEMENT - Remuneration of Directors and Officers."

      The Organizers have established an advisory board of directors (the "Advisory Board of Directors") for the Bank, which is comprised primarily of professionals and business persons (the "Advisory Directors"), who will provide advice to the Board of Directors of the Bank and who will promote the interests of the Bank. An advisory board of directors is not required by any Maryland or federal law or regulation and Advisory Directors are not subject to regulatory approval or supervision. The Advisory Directors will serve at the pleasure of the Board of Directors of the Bank. See "MANAGEMENT - Advisory Board of Directors."

      In order to assure that expenses related to the Acquisition and the Offering and organizational expenses of the Company and the Bank are paid, the Organizers, the Additional Directors and the Advisory Directors (collectively, the "Lenders") have loaned money to the Company for the benefit of the Company and the Bank (the "Organizational Loans"). The Organizational Loans are only repayable from the proceeds of the

Offering or from unexpended funds loaned to the Company, and the Lenders may choose to receive repayment in full or in part through their receipt in the Offering of shares of Common Stock valued at $10.00 per share. See "MANAGEMENT - Interest of Management and Others in Certain Transactions."


Strategy

      The Bank's objective will be to create a customer-driven financial institution focused on providing value to clients by delivering products and services matched to the clients' needs. It is believed that clients will be drawn to a locally owned and managed institution that demonstrates an active interest in its clients and their business and personal financial needs.

      The banking industry in the Bank's market area has experienced substantial consolidation in recent years. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by increasing fees for bank services, the dissolution of local boards of directors, management and personnel changes and, in the perception of the Organizers, a decline in the level of customer service. With recent changes in interstate banking regulation, this type of consolidation is expected to continue.

      The Organizers believe that the present competitive and economic environment is right for a new, independent, locally owned and managed bank to serve the financial needs of residents of Eastern Baltimore City as well as the needs of residents of the Baltimore metropolitan area. The Organizers further believe that the Acquisition provides a unique opportunity for a new bank. Upon consummation of the Acquisition, assuming the sale of the Minimum Number of Shares in the Offering, the Bank will have approximately ten million dollars in total assets, including approximately two million dollars raised through the Offering and approximately seven million dollars in Rushmore Loans. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION." This amount of total assets will immediately enable the Bank to make more loans then it would have been able to make had it not engaged in the Acquisition. In addition, the Organizers believe that as a result of the Acquisition the Bank will not experience many of the growing pains typically experienced by new banks. The Bank will begin operations from an existing, established facility; will succeed to an existing, established customer base and will operate with a staff of personnel who are familiar with the needs of the customers and who are known in the community. See "BUSINESS OF THE BANK - Market Strategy."

The Offering

Securities Offered                     Common Stock of the  Company,  $0.01 par
                                       value per share

Offering Price                         $10.00 per share

Number of Shares Offered               Minimum:  240,000  shares (the  "Minimum
                                       Number of Shares") ($2,400,000)
                                       Maximum:  300,000  shares (the  "Maximum
                                       Number of Shares") ($3,000,000)

Use of Proceeds                        The Company will use the net proceeds of
                                       the Offering to  capitalize  the Bank at
                                       $2,125,000  through the  purchase of all
                                       of  the  capital   stock  of  the  Bank,
                                       subject to regulatory approval; to pay organizational expenses of the Company, estimated at $25,000, and the expenses of this Offering, estimated at $150,000, and to provide working capital to the Company, estimated at $100,000 in the event the Minimum Number of Shares are sold in the Offering and $700,000 in the event the Maximum Number of Shares are sold in the Offering.

                                       The  Bank   will   use  the   $2,125,000
                                       received  from the  Company for the sale
                                       of  its  stock  to  pay   organizational
                                       expenses  of  the  Bank,   estimated  at
                                       $110,000, and the legal fees related to the Acquisition, estimated at $40,000, and to provide working capital to be used for banking purposes.

                                       If the  conditions  of the  Offering are
                                       met and subscription  funds are released
                                       from   escrow   but   final   regulatory
                                       approvals   for  the  Bank  to  commence
                                       banking  operations  are not obtained or
                                       the Bank  does  not  open for any  other
                                       reason   or  the   Acquisition   is  not
                                       consummated   for   any   reason,   upon
                                       liquidation of the Company, subscribers could be returned an amount less than their original subscription amount. See "RISK FACTORS - Return of Less Than Subscription Amount."

Conditions to Offering                 The Offering will be terminated  and all
                                       subscription   funds  will  be  returned
                                       promptly to  subscribers,  together with
                                       any interest earned  thereon,  unless on
                                       or before __________ (or such later date
                                       if  the  Offering  is  extended  by  the
                                       Company  for  additional  periods not to
                                       exceed  beyond   ___________)   (i)  the
                                       Company has accepted  subscriptions  and
                                       payment in full for the  Minimum  Number
                                       of Shares and (ii) the  Organizers  have
                                       made adequate  provisions for satisfying
                                       (as they  determine in their  reasonable
                                       discretion)   any  regulatory  or  other
                                       conditions that must be satisfied before the Bank may commence banking operations and/or before the Bank may consummate the Acquisition.

                                       Subscription    proceeds    for   shares
                                       subscribed   for   will   be   deposited
                                       promptly in an  interest-earning  escrow
                                       account with The First  National Bank of
                                       Maryland,  as escrow  agent (the "Escrow
                                       Agent"),  under  the  terms of an escrow
                                       agreement   (the  "Escrow   Agreement"),
                                       pending   the    satisfaction   of   the
                                       conditions   set  forth   above  or  the
                                       termination of the Offering. Neither the
                                       Company  nor  any  of  its  officers  or
                                       directors is affiliated  with the Escrow
                                       Agent. Subscription funds held in escrow
                                       will  be  invested  in  bank   accounts,
                                       including   savings  accounts  and  bank
                                       money   market   accounts,    short-term
                                       certificates of deposit issued by a bank
                                       or  short-term   securities   issued  or
                                       guaranteed    by   the   United   States
                                       Government. Subscriptions are binding on
                                       subscribers  and may not be  revoked  by
                                       subscribers  except  with the consent of
                                       the  Company.  The  Company  may, in its
                                       sole  discretion,  allocate shares among
                                       subscribers   in   the   event   of   an
                                       oversubscription   for  the  shares.  In
                                       determining   which   subscriptions   to
                                       accept, in whole or in part, the Company
                                       may take into  account  any  factors  it
                                       considers relevant,  including the order
                                       in which  subscriptions are received and
                                       a subscriber's  potential to do business
                                       with or to direct customers to the Bank.
                                       Upon  satisfaction of the conditions set
                                       forth above, all subscription funds held
                                       in escrow, including any interest earned
                                       thereon,   shall  be   released  to  the
                                       Company  for  its  immediate   use.  Any
                                       subscription   proceeds  accepted  after
                                       satisfaction of the conditions set forth
                                       above  but  before  termination  of  the
                                       Offering   will   be   deposited   in  a
                                       non-escrow  Company  deposit  account at
                                       The  First  National  Bank  of  Maryland
                                       pending   acceptance   or  rejection  of
                                       subscriptions.   Upon  acceptance,  such
                                       proceeds will be available for immediate
                                       use by the Company to fund  Offering and
                                       organizational
                                       expenses  and for working  capital.  See
                                       "TERMS   OF  THE   OFFERING;   PLAN   OF
                                       DISTRIBUTION."

Plan of Distribution                   Offers  and  sales of the  Common  Stock
                                       will be made on  behalf  of the  Company
                                       solely   by   one   of   the   Company's
                                       directors.  The director will receive no
                                       commission  or  other   remuneration  in
                                       connection  with  such  activities,  but
                                       will  be   reimbursed   for   reasonable
                                       expenses  incurred in the Offering.  See
                                       "TERMS  OF   THE   OFFERING;   PLAN   OF
                                       DISTRIBUTION."

                                       Upon the  successful  completion  of the
                                       Offering, the closing of the Acquisition
                                       and the Bank's  commencement  of banking
                                       operations,  the  Company  will issue to
                                       each stockholder of the Company,  for no
                                       consideration, a warrant to purchase one
                                       share of  Common  Stock  at an  exercise
                                       price of $10.00 per share for each share
                                       of  Common  Stock  that the  stockholder
                                       purchased   in   the    Offering    (the
                                       "Warrants").  The  Warrants  will not be
                                       callable by the Company nor will they be
                                       redeemable  or   transferrable   by  the
                                       holders   thereof.   The  Warrants  will
                                       contain     anti-dilution     provisions
                                       providing   for   adjustment   upon  the
                                       occurrence of certain events,  including
                                       recapitalizations,    reclassifications,
                                       stock  dividends,   reorganizations   or
                                       similar transactions.  The Warrants will
                                       become  exercisable  at any  time  after
                                       December  31,  1998 and will  expire  at
                                       5:00  p.m.  EST on June  30,  2007.  See
                                       "TERMS   OF  THE   OFFERING;   PLAN   OF
                                       DISTRIBUTION"    and   "DESCRIPTION   OF
                                       WARRANTS."


Risk Factors

      An investment in the Common Stock offered hereby involves a high degree of risk and should be considered only by investors who can afford a loss of their entire investment. Prospective investors should consider all of the information set forth herein, particularly the items set forth in the section entitled "Risk Factors."

                                  RISK FACTORS

      AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY INVESTORS WHO CAN AFFORD A LOSS OF THEIR ENTIRE INVESTMENT. PRIOR TO INVESTING IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY AND THE TERMS OF THE OFFERING. THE ORDER OF THE FOLLOWING IS NOT INTENDED TO BE INDICATIVE OF THE RELATIVE IMPORTANCE OF ANY DESCRIBED RISK NOR IS THE FOLLOWING INTENDED TO BE INCLUSIVE OF ALL RISKS OF INVESTMENT IN THE COMMON STOCK. THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

1.    Return of Less Than Subscription Amount.

      The amounts paid by subscribers in the Offering will be held in escrow until (i) the Company has accepted subscriptions and payment in full for the Minimum Number of Shares and (ii) the Organizers have made adequate provisions for satisfying (as they determine in their reasonable discretion) any regulatory or other conditions that must be satisfied before the Bank may commence banking operations and/or before the Bank may consummate the Acquisition. If these conditions are not met by ______________or by such subsequent date, not beyond _________________, to which the Offering may be extended by the Company, all subscriptions will be returned promptly in full, along with all interest earned thereon. If these conditions are satisfied, the subscription amounts held in escrow may be paid to the Company, and shares issued to subscribers, and all interest earned on the subscription proceeds will be retained by the Company. Any subscription proceeds accepted after satisfaction of the conditions set forth above but before termination of the Offering will be deposited in a non-escrow Company deposit account at The First National Bank of Maryland pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company to fund Offering and organizational expenses and for working capital.

      If the conditions for releasing subscriptions funds from escrow are met and such funds are released from escrow but final regulatory approvals for the Bank to commence banking operations are not obtained or the Bank does not open for any other reason or the Acquisition is not consummated for any reason, the Company's Board of Directors intends to propose that the stockholders approve a plan to liquidate the Company. Upon such a liquidation, the Company would be dissolved and the Company's net assets (generally consisting of the amounts received in the Offering plus any interest earned thereon, less the amount of all costs and expenses incurred by the Company and the Bank) would be distributed to stockholders. In such event, the Company will have incurred numerous expenses related to the Offering and the organization of the Company and the Bank, and the amounts distributed in liquidation to stockholders may be substantially less than their subscription amount. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION" and "USE OF PROCEEDS."

2. Lack of Operating History. Both the Company and the Bank are newly formed and neither has any operating history. Accordingly, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a financial institution with a history of operations. Because the primary asset of the Company will be the capital stock of the Bank, the Company's operating results and financial position will be dependent upon the operating results and financial position of the Bank. The business of the Bank is subject to the risks inherent in the establishment of any new business and, specifically, of a new federal stock savings bank. As a result of the substantial start-up expenditures that must be incurred by a new bank, the Bank (and therefore the Company) may not be profitable for several years after commencing business, if ever.

3. General Risks of the Acquisition. As the Bank is newly formed and without any operating history, it has never made an acquisition of a branch of another bank. Nevertheless, the future growth of the Bank and the Company will depend on, among other things, the Acquisition. The success of the Acquisition will depend on a number of factors, including, without limitation, the Bank's ability to limit the reduction of deposits, its success in deploying the cash received in the Acquisition into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk, and its ability to service the loans purchased in the Acquisition. There can be no assurance that the Bank will be successful in performing these tasks.

4. Interest Rate and Lending Risks Associated with the Acquisition. The Rushmore Loans consist primarily of fixed rate, long-term, single family residential mortgage loans while the Baltimore Branch Deposits consist of variable rate short-term accounts. Since the loans will mature more slowly than the deposits, the net portfolio value and net interest income will tend to decrease during periods of rising interest rates, but will increase during periods of falling interest rates. During the past several years, market interest rates have been relatively lower than in prior years. There is no assurance that such favorable conditions will continue. Lower market interest rates also have the effect of causing borrowers to refinance their mortgage loans. The refinancing of the Rushmore Loans into loans with lower interest rates would negatively impact the Bank's net interest income as it would be unlikely that the Bank would be able to make new loans at or above the interest rates of the refinanced loans. Many of the Rushmore Loans were made prior to the current documentation requirements of GNMA, FNMA or FHLMC and, therefore, they may not be able to be resold in the secondary market. During periods of rising interest rates, the Bank's inability to resell certain of the Rushmore Loans in the secondary market could have a material adverse effect on the Bank's net portfolio value and its net interest income. In addition, the Rushmore Loans include non-owner occupied (investor) residential mortgage loans on townhouses located primarily in Baltimore City. These loans generally carry a higher degree of credit risk than owner occupied residential mortgage loans. See "BUSINESS OF THE BANK - Liquidity and Interest Rate Sensitivity."

5. Risk of Loan Losses. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of the Bank will maintain an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management of the Bank will make various assumptions and judgments about the ultimate collectability of the loan portfolio and will provide an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require the Bank to increase the allowance for loan losses as a part of their examination process, the Bank's earnings could be materially adversely affected . Although the Bank's loans typically will be secured, certain lending activities may involve greater risks and the percentage applied to specific loan types may vary.

      Upon the commencement of its operations, the Bank's loans will consist of the loans acquired pursuant to the Acquisition. Because these loans were originated by Rushmore, the Organizers have made an estimate of what they believe to be a reasonable initial allowance account for the Bank. In establishing the Bank's initial allowance for loan losses, the Organizer's have relied on, among other things, conversations with Rushmore, a review of the payment history of the Rushmore Loans and current economic conditions. Although the Organizers' believe that the Bank' initial allowance for loan losses will be adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. In addition, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's loans. Additions to the Bank's allowance for loan losses would result in a decrease in the Bank's net income and capital, and could have a material adverse effect on the Bank and the Company. Upon the commencement of its operations, the Bank estimates its allowance for loan losses will be $50,000, which will represent approximately 0.7% of the Bank's outstanding loans. Upon the commencement of its operations, the Bank does not anticipate having any non-accrual loans in its loan portfolio.

6. Reliance on Officers of Bank. The Bank's success will be materially dependent on the performance of each of Patricia D'Alessandro, J. Clarence Jameson, III and Kenneth D. Pezzulla, who, subject to regulatory approval, will serve as the President, Vice President and Secretary of the Bank respectively. The loss of the services of any of these officers for any reason could have a material adverse effect on the operations of the Bank. Neither Ms. D'Alessandro nor Messrs. Jameson and Pezzulla will be a party to any employment agreement with the Bank and each could resign or be terminated at any time and for any reason. See "MANAGEMENT."

7. No Market for Issuer's Securities. There currently is no trading market for the Common Stock. The Company anticipates that it will attempt to seek an agreement with one or more broker-dealers to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements. The Company anticipates that the market maker(s), if any, will submit quotations for the Common Stock to the National Daily Quotation Sheets, popularly known as the "Pink Sheets," which are published by the National Daily Quotation Bureau. There can be no assurance that a broker-dealer will agree to act as a market maker in the Common Stock. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Even with a market maker, factors such as the limited size of this Offering, the lack of earnings history for the Company and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of the development in the foreseeable future of an active and liquid market for the Common Stock. Even if a market develops, there can be no assurance that a market will continue, or that stockholders will be able to sell their shares at or above the Offering price. In addition, the development of any trading market for the Common Stock may be adversely impacted by purchases of large amounts of shares of Common Stock in the Offering by the Organizers and the Additional Directors since shares purchased by such persons will generally not be freely tradeable unless registered for resale under applicable securities laws. If a market for the Common Stock does not develop, any investment in the Common Stock will be highly illiquid, and stockholders may not be able to liquidate their investments in the event of an emergency or for any other reason. Purchasers of Common Stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered hereby. See "DESCRIPTION OF CAPITAL STOCK - Restrictions on Transferability."

8. Arbitrary Pricing. Because the Company and the Bank are in organization, the Offering price for the Common Stock was arbitrarily determined by the Organizers without reference to traditional criteria for determining value such as book value or historical or projected earnings. The price per share was set to enable the Company to raise gross proceeds of between $2,400,000 and $3,000,000 in the Offering through the sale of a reasonable number of shares of Common Stock, and the price per share is essentially equivalent to the initial book value per share prior to the payment of the Offering expenses and the Company's and the Bank's organizational expenses and the consummation of the Acquisition. No assurance can be given that any of the shares could be resold for the Offering price or any other amount. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION" and "CAPITALIZATION."

9. Government Regulation. The Company and the Bank will operate in a highly regulated environment and will be subject to examination, supervision and comprehensive regulation by the OTS and the FDIC. In addition, in certain respects, the Bank will be subject to regulation by the State of Maryland. Banking regulations, designed primarily for the safety of depositors, may limit a federal stock savings bank's growth and the return to its investors by restricting such activities such as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits and the creation of branch offices. The Bank also will be subject to capitalization guidelines set forth in federal legislation, and could be subject to enforcement actions to the extent the Bank is found by regulatory examiners to be undercapitalized. Laws and regulations applicable to the Company and the Bank could change at any time, and there can be no assurance that such changes would not adversely affect the business of the Company and/or the Bank. In addition, the cost of compliance with regulatory requirements could adversely affect the Company's and the Bank's ability to operate profitably. See "REGULATION."

10. Competition. The Bank's market area of Eastern Baltimore City, Maryland as well as the Baltimore metropolitan area are highly competitive markets for financial services and the Bank will face intense competition both in making loans and in attracting deposits. The Bank will face direct competition from a significant number of financial institutions operating in the Bank's market area, many with a state-wide or regional presence and in some cases a national presence. Many of these financial institutions have been in business for many years, have established customer bases, are significantly larger and have greater financial resources than the Bank will have and are able to offer certain services that the Bank is not able to offer. In addition, the Bank will face competition for deposits and loans from non-bank institutions such as brokerage firms, credit unions, insurance companies, money market mutual funds and private lenders. See "BUSINESS OF THE BANK - Location and Service Area" and "- Competition."

11. Effect of Interest Rates. The operations of the Bank will be substantially dependent on its net interest income, which is the difference between the interest expense incurred in connection with the Bank's interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from its interest-earning assets, such as loans and investment securities. Volatility in interest rates can result in the flow of funds away from banks of the type similar to the Bank and into direct investments, such as corporate securities and other investment vehicles which, because of among other things the absence of federal deposit insurance, generally pay higher rates of return. Such volatility could cause the Bank to pay increased interest rates to obtain deposits, and if the Bank is not able to increase the interest rates on its loans and the rate of return on its investment portfolio, its net interest income will suffer. See "BUSINESS OF THE BANK - Liquidity and Interest Rate Sensitivity."

12. Monetary Policy and Other Economic Factors. Any change in governmental economic and monetary policy, banking and credit regulations and general economic conditions could affect the demand for the Bank's services. The rates of interest payable on deposits and chargeable on loans will be affected by fiscal policy as determined by various governmental and regulatory authorities, in particular the Board of Governors of the Federal Reserve System (the "Federal Reserve"), as well as by national, state and local economic conditions. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds obtainable for lending or investing. These actions may at times result in significant fluctuations in interest rates, which could have adverse effects on the operations of the Bank. See BUSINESS OF THE BANK - Competition."

13. Control by Organizers and Additional Directors. It is anticipated that the Organizers and the Additional Directors, together with their immediate families, will purchase, directly or indirectly, an aggregate of at least 140,520 shares (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) of the Common Stock to be sold in the Offering. If the Organizers and the Additional Directors purchase such number of shares of Common Stock, the Organizers and the Additional Directors would own approximately 58.55% of the Company's outstanding shares of Common Stock in the event the Minimum Number of Shares are sold and 46.84% of the Company's outstanding shares of Common Stock in the event the Maximum Number of Shares are sold. In addition, the Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. As a result of the anticipated stock ownership in the Company by the Organizers and Additional Directors as described above, together with the influence that may be exerted by such persons due to their positions with the Company and/or the Bank, as a group such persons will have effective control of the Company and the Bank following the Offering. Because purchases by the Organizers and the Additional Directors are expected to be substantial, investors should not place any reliance on the sale of the Minimum Number of Shares as an indication of the merits of the Offering or that their investment decision is shared by other unaffiliated investors. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION," "USE OF PROCEEDS" and "MANAGEMENT - Interest of Management and Others in Certain Transactions."

14. Dividends. The Company is a legal entity separate and distinct from the Bank. Because the Company initially will engage in no business other than owning all of the outstanding shares of capital stock of the Bank, the Company's payment of dividends on the Common Stock will generally be funded only from dividends received by the Company from the Bank, which dividends are dependent on, among other things, the Bank's profitability. In addition, the payment of dividends may be made only if the Bank and the Company are in compliance with certain applicable regulatory requirements governing the payment of dividends by each of them. No assurance can be given that dividends on the Common Stock will ever be paid. The Company expects that earnings, if any, will be used initially for operating capital and the Company does not foresee payment of any dividends in the near future. THE COMMON STOCK SHOULD NOT BE PURCHASED BY PERSONS WHO NEED OR DESIRE DIVIDEND INCOME FROM THIS INVESTMENT. See "REGULATION - Federal Savings Institution Regulation - Limitation on Capital Distributions." and "DIVIDEND POLICY."

15. Risk of Expansion Strategies. The Organizers intend to expand the business of the Bank by opening branches. At this time, the Organizers have not identified any location for a branch of the Bank. The Bank's success in expanding its business through the opening of branches will be dependent upon, among other things, the Bank's access to capital, its ability to manage the growth, its ability to attract and train qualified employees and its ability to obtain regulatory approval. There can be no assurance that the Organizers will be successful in implementing this expansion strategy or, if they are able to implement the expansion strategy, that they will be able to manage the resultant growth. In addition, the Organizers inability to implement the expansion strategy could negatively impact the Bank's ability to successfully compete in the marketplace.

16. Ability to Raise Additional Capital. The Organizers believe that the minimum proceeds of $2,400,000 from the Offering will satisfy the cash requirements of the Company and the Bank for their respective first three years of operations, assuming no new branches are opened during this period, but there can be no assurance that this will be the case. This estimate is based on the level of expenses commensurate with the estimated number of employees and estimated size of the operations of the Bank during this period and the amount of capital normally required for a bank with total assets in the range in which the Organizers expect the Bank's assets to be during this period. The Company's and the Bank's future capital requirements, however, will depend on many factors, including the Bank's ability to successfully originate loans and attract deposits and the Bank's ability to implement the expansion strategy described above. To the extent that the funds generated from the Offering are insufficient to fund the Company and the Bank's future operating requirements, it may be necessary to raise additional funds, through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company or the Bank and, in the case of equity financings, could result in dilution to the Company's shareholders. Accordingly, if adequate capital is not available, the Bank may be required to curtail significantly its expected operations. See "USE OF PROCEEDS" and "BUSINESS OF THE BANK."

17. Transactions with Related Parties. In order to assure that expenses related to the Acquisition and the Offering and organizational expenses of the Company and the Bank are paid, the Organizers, the Additional Directors and the Advisory Directors (collectively, the "Lenders") have loaned money to the Company for the benefit of the Company and the Bank (the "Organizational Loans"). The
Organizational Loans are only repayable from the proceeds of the Offering or from unexpended funds loaned to the Company, and the Lenders may choose to receive repayment in full or in part through their receipt in the Offering of shares of Common Stock valued at $10.00 per share. Upon commencement of the Company's and the Bank's operations, it is anticipated that Jameson and Associates, P.A., will provide tax and other accounting services to the Company and the Bank and that Pezzulla and Pezzulla, LLC, will provide legal services to the Company and the Bank. Organizer J. Clarence Jameson, III is the President and a principal of Jameson and Associates, P.A. and Organizer Kenneth D. Pezzulla is a member of Pezzulla and Pezzulla, LLC. Mr. Pezzulla currently serves as a director of Rushmore and he will resign from that position upon consummation of the Acquisition. Mr. Pezzulla also currently provides legal services to the Baltimore Branch. In addition, upon commencement of the Company's and the Bank's operations, it is anticipated that National Mortgage Corporation will provide mortgage services to the Bank, which services may include consulting services and the purchase and/or sale of mortgages. Additional Director Henry A. Berliner, Jr. is the President and a principal of National Mortgage Corporation. Although the Organizers believe that the terms of each of these transactions are or will be as favorable as could be obtained from unrelated third parties, each of these transactions pose a conflict of interest for the involved parties. See "MANAGEMENT - Interest of Management and Others in Certain Transactions."

18. Antitakeover Provision. Certain provisions included in the Charter and Bylaws of the Company are designed to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and to discourage takeover attempts. Such provisions may discourage non-negotiated takeover attempts which certain stockholders could deem to be in their best interests. These provisions also tend to perpetuate management. See "DESCRIPTION OF CAPITAL STOCK - Certain Antitakeover Effects."

19. New Federal Legislation. On September 30, 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "1996 Act") was enacted. The 1996 Act changed a broad spectrum of prior banking laws. Among other things, the 1996 Act requires the Secretary of the Treasury to present a report to Congress before March 31, 1997 containing the Secretary of the Treasury's recommendations for a common depository charter for all federally chartered depository institutions, and the elimination of separate charters between thrifts and commercial banks. The Secretary has made two alternative recommendations to Congress. Under the first alternative, after a two-year conversion period, all federally chartered thrifts would be required to convert to national banks or state banks and the OTS would be abolished. Under the second alternative, the thrift charter would remain intact. In addition, legislation currently is pending before Congress that is substantially similar to the Secretary's first alternative described above. If the Bank was required to convert from a federal stock savings bank to a national bank or a state bank, the Bank's regulatory structure could significantly change. At this time, however, it is not possible to determine the effect of the Secretary's recommendations or the extent to which the Secretary's recommendations, Congress' action on the recommendations or Congress' actions on the pending legislation would effect the operations of the Bank. See "REGULATION - New Federal Legislation."

20. Recapitalization of SAIF. The 1996 Act requires institutions the deposits of which are insured by the Savings Association Insurance Corporation ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to pay a one-time assessment to increase the capitalization of SAIF. Currently, SAIF provides deposit insurance for federal savings associations, such as federal stock savings banks. The purpose of the assessment is to bring SAIF premiums in line with deposit insurance premiums assessed by the Bank Insurance Fund ("BIF") (also administered by the FDIC), which is the insurance fund which insures most commercial bank deposits. The 1996 Act also provides for the eventual merger of SAIF and BIF into a new insurance fund to be called the Deposit Insurance Fund ("DIF"). The 1996 Act is unclear with respect to its effect on institutions like the Bank as the legislation does not address how or if the one-time assessment will be applied to federal stock savings banks chartered after the enactment of the legislation. It is the Organizers' understanding from conversations with the applicable regulatory authorities that the one-time assessment will not be assessed against the Bank. However, there can be no assurance that that will be the case.

21. Dilution. After the Offering, the Company expects to adopt a stock option plan which will permit the Company to grant options to officers, directors, key employees, advisors and/or consultants of the Company. The exercise of options could have a dilutive effect on the stockholders' interest in the Company's earnings and book value. In addition, the Company may issue additional shares of Common Stock or preferred stock in the future. Any such stock offering by its nature could be dilutive to the holdings of purchasers in this Offering.

                   TERMS OF THE OFFERING; PLAN OF DISTRIBUTION

General

      The Company is offering for sale a minimum of 240,000 shares and a maximum of 300,000 shares of its Common Stock at a purchase price of $10.00 per share to raise gross proceeds between $2,400,000 and $3,000,000 for the Company. The Company has established a minimum subscription of 250 shares ($2,500) and a maximum subscription of 20,050 shares ($200,500). However, the Company reserves the right to waive these limits without notifying any subscriber. Because the Company and the Bank are in organization, the Offering price of the Common Stock was arbitrarily determined by the Organizers without reference to traditional criteria for determining value such as book value or historical or projected earnings.

      Subscribers should be aware that beneficial ownership of as little as 10% of the outstanding shares of Common Stock could obligate the beneficial owner to comply with certain reporting and disclosure requirements of federal banking laws. The Company will notify any person of which the Company is aware who subscribes for 10% or more of the outstanding shares of Common Stock in the Offering that such person may be subject to certain reporting and disclosure requirements.

      It is anticipated that the Organizers and the Additional Directors, together with their immediate families, will purchase, directly or indirectly, an aggregate of at least 140,520 shares (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) of the Common Stock to be sold in the Offering. In addition, the Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. Because purchases by the Organizers and the Additional Directors are expected to be substantial, investors should not place any reliance on the sale of the Minimum Number of Shares as an indication of the merits of the Offering or that their investment decision is shared by other unaffiliated investors. See "MANAGEMENT."


      The Common Stock will be offered by the Company and sold solely by one of the Company's directors, to whom no commissions or other compensation will be paid on account of such activity, although such person will be reimbursed for reasonable expenses incurred in the Offering. No broker or dealer has been retained by the Company.

      Subscriptions to purchase shares of the Common Stock will be received until 5:00 p.m. EST, on ______________, unless all of the Common Stock is earlier sold or the Offering is earlier terminated or extended by the Company. See "Conditions of the Offering and Release of Funds" below. The Company reserves the right to terminate the Offering at any time or to extend the expiration date for additional periods not to extend beyond _________. The date the Offering expires (as possibly extended) is referred to herein as the "Expiration Date." No written notice of an extension of the Offering need be given prior to any extension and any such extension will not alter the binding nature of subscriptions already accepted by the Company.

      Following acceptance by the Company, subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company. In addition, the Company reserves the right to cancel accepted subscriptions at any time and for any reason until the proceeds of the Offering are released from escrow (as discussed in greater detail in "Conditions of the Offering and Release of Funds" below), and the Company reserves the right to reject, in whole or in part and in its sole discretion, any subscription. The Company may, in its sole discretion, allocate shares of Common Stock among subscribers in the event of an oversubscription for the Common Stock. In determining which subscriptions to accept, in whole or in part, the Company may take into account the order in which subscriptions are received and a subscriber's potential to do business with or to direct customers to the Bank.

      In the event the Company rejects all, or accepts less than all, of any subscription, the Company will refund promptly, without interest or deductions of any kind, the amount remitted that corresponds to Ten Dollars ($10.00) multiplied by the number of shares of Common Stock as to which the subscription was not accepted. If the Company accepts a subscription but in its discretion subsequently elects to cancel all or part of such subscription, the Company will refund promptly the amount remitted that corresponds to Ten Dollars ($10.00) multiplied by the number of shares of Common Stock as to which the subscription was canceled, together with any interest earned thereon.

      After the conditions of the Offering are satisfied and escrowed funds are delivered to the Company, certificates representing shares of Common Stock duly subscribed and paid for will promptly be issued by the Company to the subscribers.

      After the successful completion of the Offering, the closing of the Acquisition and the Bank's commencement of banking operations, the Company will issue to each stockholder of the Company, for no consideration, a warrant to purchase one share of Common Stock at an exercise price of $10.00 per share for each share of Common Stock that the stockholder purchased in the Offering (the "Warrants"). The Warrants will not be callable by the Company nor will they be redeemable or transferrable by the holders thereof. The Warrants will contain anti-dilution provisions providing for adjustment upon the occurrence of certain events, including recapitalizations, reclassifications, stock dividends, reorganizations or similar transactions. The Warrants will become exercisable at any time after December 31, 1998 and will expire at 5:00 p.m. EST on June 30, 2007. See "DESCRIPTION OF WARRANTS."

Conditions of the Offering and Release of Funds

      Subscription proceeds for shares subscribed for will be deposited promptly in an interest-earning escrow account with The First National Bank of Maryland, as escrow agent (the "Escrow Agent"), under the terms of an escrow agreement (the "Escrow Agreement"), pending the satisfaction of the conditions of the Offering or the termination of the Offering. Neither the Company nor any of its officers or directors is affiliated with the Escrow Agent. The Offering will be terminated, no shares of Common Stock will be issued, and no subscription proceeds will be released from escrow to the Company unless on or before the Expiration Date (i) the Company has accepted subscriptions and payment in full for the Minimum Number of Shares and (ii) the Organizers have made adequate provisions for satisfying (as they determine in their reasonable discretion) any regulatory or other conditions that must be satisfied before the Bank may
commence  banking   operations   and/or  before  the  Bank  may  consummate  the
Acquisition. At the Organizers' discretion, and upon receipt of written confirmation from a Lender that the Lender will seek payment for his Organizational Loan through the issuance to him of shares of Common Stock in the Offering, the Organizers may include the shares to be issued to such person in determining whether the Company has accepted subscriptions and payment in full for the Minimum Number of Shares.

      If the above conditions are not satisfied by the Expiration Date or the Offering is otherwise earlier terminated, accepted subscription agreements will be of no further force or effect. In either event, the Company will return to all subscribers all subscription funds together with any interest earned thereon.

      The Escrow Agent has not investigated the desirability or advisability of an investment in the Common Stock by prospective investors and has not approved, endorsed or passed upon the merits of an investment in the Common Stock. Subscription funds held in escrow will, at the direction of the Company, be invested by the Escrow Agent only in bank accounts, including savings accounts and bank money market accounts, short-term certificates of deposit issued by a bank or short-term securities issued or guaranteed by the United

States Government. In no event will the subscription proceeds held in escrow be invested in instruments that would mature after the Expiration Date.

      If the above conditions are satisfied, the subscription amounts held in escrow, including any interest earned thereon, shall be released to the Company for its immediate use and shares may be issued to subscribers. Any subscription proceeds accepted after satisfaction of the conditions set forth above but before termination of the Offering will be deposited in a non-escrow Company deposit account at The First National Bank of Maryland pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company to fund Offering and organizational expenses and for working capital. See "USE OF PROCEEDS."

      If the conditions for releasing subscriptions funds from escrow are met and such funds are released from escrow but final regulatory approvals for the Bank to commence banking operations are not obtained or the Bank does not open for any other reason or the Acquisition is not consummated for any reason, the Company's Board of Directors intends to propose that the stockholders approve a plan to liquidate the Company. Upon such a liquidation, the Company would be dissolved and the Company's net assets (generally consisting of the amounts received in the Offering plus any interest earned thereon, less the amount of all costs and expenses incurred by the Company and the Bank) would be distributed to stockholders. In such event, the Company will have incurred numerous expenses related to the Offering and the organization of the Company and the Bank, and the amounts distributed in liquidation to stockholders may be substantially less than their subscription amount.

How to Subscribe

      Shares of Common Stock may be subscribed for by executing and delivering to the Company the subscription agreement (the "Subscription Agreement") attached hereto as Exhibit A on or prior to the Expiration Date, and by delivering to the Company payment of the purchase price for the shares of Common Stock subscribed. Payment must be made in United States dollars by cash or by check, bank draft or money order drawn to the order of The First National Bank of Maryland, Escrow Agent for AmericasBank Corp. An executed Subscription Agreement together with payment of the purchase price for the Common Stock subscribed must be received by the Company no later than the close of business
(5:00 p.m. EST) on ______________, unless the Offering is extended by the Company for additional periods not to extend beyond ________. Subscribers should retain a copy of the completed Subscription Agreement for their records.

                                 USE OF PROCEEDS

General

      Although the amounts set forth below provide an indication of the proposed use of funds based on the plans and estimates of the Organizers, actual expenses may vary from the estimates. The Organizers believe that the minimum proceeds of $2,400,000 from the Offering will satisfy the cash requirements of the Company and the Bank for their respective first three years of operations, assuming no new branches are opened during this period, but there can be no assurance that this will be the case. This estimate is based on the level of expenses commensurate with the estimated number of employees and estimated size of the operations of the Bank during this period and the amount of capital normally required for a bank with total assets in the range in which the Organizers expect the Bank's assets to be during this period. In order for the Bank to open additional branches however, the Company and/or the Bank may be required to raise additional capital.

      Depending upon the final allocation of organizational, Offering and Acquisition expenses between the Company and the Bank, a total of up to $652,000 of the net proceeds of the Offering may be used by the Company and the Bank to repay organizational loans made to the Company by the Organizers, the Additional Directors and the Advisory Directors (collectively, the "Lenders"). In order that expenses related to the Acquisition and the Offering and organizational expenses of the Company and the Bank are paid, the Lenders loaned money to the Company for the benefit of the Company and the Bank (the "Organizational Loans"). The Organizational Loans are only repayable from the proceeds of the Offering or from unexpended funds loaned to the Company, and the Lenders may choose to receive repayment in full or in part through their receipt in the Offering of shares of Common Stock valued at $10.00 per share. See "MANAGEMENT - Interest of Management and Others in Certain Transactions."

By the Company

      Upon satisfaction of the conditions discussed in "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION - Conditions of the Offering and Release of Funds," all subscription funds held in escrow will be released and will become capital of the Company. The gross proceeds to the Company from the sale of the shares of Common Stock offered hereby will be between $2,400,000 and $3,000,000. The Company will use at least $2,125,000 of the gross proceeds to acquire all of the shares of capital stock of the Bank. The Company will use approximately $175,000 of the gross proceeds to pay Offering expenses (estimated at $150,000) and organizational expenses of the Company (estimated at $25,000), and/or to repay the Organizational Loans. The Offering expenses include printing costs, legal and accounting fees, reimbursement of reasonable expenses incurred by a director of the Company in connection with making offers and sales on behalf of the Company, filing fees, escrow fees and other miscellaneous costs.

      The Company will retain the balance of the proceeds, estimated at $100,000 if the Minimum Number of Shares are sold and $700,000 if the Maximum Number of Shares are sold, for working capital and other general corporate purposes and/or for the provision of additional capital for the Bank.

      The following table sets forth the anticipated use of proceeds by the Company based on the sale of the Minimum Number of Shares and the Maximum Number of Shares in the Offering.


                                               Minimum          Maximum
                                               Number of        Number of
                                               Shares   (1)     Shares   (2)
                                               ------------     ------------
Gross proceeds from Offering ................  $2,400,000       $3,000,000
Offering expenses............................    (150,000)        (150,000)
Organizational expenses......................     (25,000)         (25,000)
Investment in capital stock of the Bank......  (2,125,000)      (2,125,000)
                                                -----------      -----------
Remaining proceeds...........................  $  100,000(3)    $  700,000(3)
                                                ===========      ===========

(1) Assumes that 240,000 shares of Common Stock are sold in this Offering at $10.00 per share.
(2) Assumes that 300,000 shares of Common Stock are sold in this Offering at $10.00 per share.
(3) This amount will be used by the Company for working capital and other general corporate purposes and/or for the provision of additional capital for the Bank.

By the Bank

         The Bank will use the minimum $2,125,000 received from the sale of its stock to the Company as follows:

         The Bank will use approximately $110,000 of the proceeds to pay its organizational expenses and/or to repay the Company (which, in turn, will repay the Lenders) for the portion of the Organizational Loans used to pay the Bank's organizational expenses. The Bank's organizational expenses include attorney, consulting and accounting fees, and the fees to be paid to Mr. Jameson, Mr. Pezzulla, Jameson & Associates, P.A., and Pezzulla and Pezzulla, LLC. The Bank will use approximately $40,000 of the proceeds to pay its legal fees related to the Acquisition and/or to repay the Company (which, in turn, will repay the Lenders) for the portion of the Organizational Loans used to pay the Bank's Acquisition related legal fees.

         The balance of the proceeds, estimated at $1,975,000 will be used for loans to customers, investments and other general banking purposes.

         The following table depicts the anticipated use of proceeds by the Bank. All proceeds received by the Bank will be in the form of an investment by the Company in the Bank's capital stock.


Investment by the Company in the Bank's
capital stock.........................................  $2,125,000
Organizational expenses...............................    (110,000)
Acquisition related legal fees........................     (40,000)
Remaining proceeds....................................  $1,975,000(1)
                                                        ===========

(1) This amount is to be used by the Bank for loans to customers, investments and other general banking purposes.

                                 CAPITALIZATION

         At March 31, 1997, the following table sets forth the unaudited pro forma consolidated capitalization of the Company based on the sale of the Minimum Number of Shares and the Maximum Number of Shares at $10 per share in the Offering (less Offering expenses).

                                                              March 31, 1997
                                                              --------------
                                                            Pro Forma Adjusted
                                                            ------------------

                                                                 Minimum                   Maximum
Stockholder's Equity                        Actual         Number of Shares (1)      Number of Shares (2)
--------------------                        ------         --------------------      --------------------
Common stock, par value $.01 per ...........$   --              $    2,400              $    3,000
share;  5,000,000 shares  authorized;
240,000 shares (Minimum Number of
Shares) and 300,000 (Maximum Number
of Shares) issued and outstanding ..........

Preferred stock, par value $.01 per ........    --                      --                      --
share; 5,000,000 shares authorized;
no shares issued or outstanding ............

Additional paid-in capital(3) ..............    --               2,247,600               2,847,000

Retained Earnings .......................... 4,000                   4,000                   4,000
                                            ------              ----------              ----------

Total shareholder's equity .................$4,000              $2,254,000              $2,854,000
                                            ======              ==========              ==========


(1)   Based on 240,000 shares of Common Stock sold in the Offering.

(2)   Based on 300,000 shares of Common Stock sold in the Offering.

(3) The expenses of the Offering, which include printing costs, legal and accounting, reimbursement of reasonable expenses incurred by a director of the Company in connection with making offers and sales on behalf of the Company, filing fees, escrow fees and other miscellaneous costs, will be charged against this account. Total Offering expenses are estimated to be $150,000.

                                 DIVIDEND POLICY

         The Board of Directors of the Company initially expects to follow a policy of retaining any earnings to provide funds to operate and expand the Company. Consequently, there are no plans for any cash dividends to be paid in the near future. The Company's ability to pay any cash dividends to its stockholders in the future will depend primarily on the Bank's ability to pay cash dividends to the Company. The payment of dividends may be made only if the Bank and the Company are in compliance with certain applicable regulatory requirements governing the payment of dividends by each of them. In addition, the payment of cash dividends by the Company is subject to the discretion of the Company's Board of Directors, which will consider a number of factors, including the Company's future earnings, financial condition, cash needs and general business condition. See "REGULATION - Federal Savings Institution Regulation - Limitation on Capital Distributions."

                    ORGANIZATION OF THE COMPANY AND THE BANK

The Company

         The Company was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to own all of the outstanding shares of capital stock of the Bank. The Company has not conducted any business activities to date other than those deemed necessary by the Company to proceed with the Offering. The Company initially will engage in no business other than owning all of the outstanding shares of capital stock of the Bank and, as of the date of this Prospectus, the Company does not intend to engage in any additional business. Accordingly, the Company's initial earnings will be dependent upon dividends received by the Company from the Bank, which dividends are dependent on the Bank's profitability and the Bank's compliance with certain regulatory requirements. See "REGULATION - Federal Savings Institution Regulation - Limitation on Capital Distributions."

         The Company may not acquire the capital stock of the Bank without the approval of the Office of Thrift Supervision (the "OTS"). On June 5, 1996, the Company filed an application with the OTS to obtain the necessary approvals and these approvals were granted by the OTS on April 15, 1997. Upon satisfaction of the conditions of the Offering and the release of escrowed funds to the Company, the Company will proceed to acquire all of the shares of capital stock of the Bank and the Company will become, subject to the Bank's compliance with certain regulatory requirements discussed below, a non-diversified unitary savings and loan holding company. As such, the Company will be subject to examination and comprehensive regulation by the OTS. See "REGULATION - Holding Company Regulation."

The Bank

         On June 5, 1996, the organizers of the Company and the Bank (the "Organizers") filed an application with the OTS to organize the Bank as a federal stock savings bank. On April 15, 1997, the OTS conditionally approved the application. However, before the Bank obtains final regulatory approval to commence banking operations, the Bank, among other things, must obtain membership in the Federal Home Loan Bank System, obtain federal deposit insurance for its deposit accounts from the Federal Deposit Insurance Corporation (the "FDIC") and complete the sale to the Company of a minimum of $2,125,000 of its fully-paid capital stock. On April 23, 1997, the FDIC conditionally approved the Bank's application for federal deposit insurance.

         As a federal stock savings bank, the Bank will be subject to examination, supervision and comprehensive regulation by the OTS, the FDIC and, in certain respects, the State of Maryland. There is no assurance that the Bank will be successful in satisfying any condition that may be imposed upon it by the OTS or the FDIC. See "REGULATION - Federal Savings Institution Regulation."

                                 THE ACQUISITION

General

         On May 31, 1996, the Bank, through its Organizers, entered into a Branch Purchase and Assumption Agreement, as amended, and a Loan Purchase and Assumption Agreement, as amended (collectively, the "Agreements"), with Rushmore Trust & Savings, FSB ("Rushmore"), for the acquisition of certain assets and the assumption of certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland branch office located at 3621 East Lombard Street,
Baltimore, Maryland 21224 (the "Baltimore Branch"). The transactions contemplated by the Agreements are referred to in this Prospectus as the "Acquisition." It is contemplated that the Acquisition will close as soon as possible after the satisfaction of the conditions of the Offering. In the event the Bank fails to consummate the Acquisition for any reason, the Board of Directors of the Company intends to propose to the Company's stockholders that the Company be liquidated. See "RISK FACTORS - Return of Less Than Subscription Amount." Thus, while the closing of the Acquisition is not a condition precedent to the satisfaction of the conditions of the Offering, it is a condition precedent to the opening of the Bank.

         Upon consummation of the Acquisition, the Bank will assume liabilities relating to deposits and certificates of deposit booked at the Baltimore Branch (the "Baltimore Branch Deposits") and the Bank will pay Rushmore a premium for such deposits. As of March 31, 1997, the Baltimore Branch Deposits totaled approximately $8,138,000. This amount is subject to change due to the reduction or growth of deposits occurring prior to the closing date of the Acquisition. The Bank will acquire all of Rushmore's loans originated at the Baltimore Branch (the "Baltimore Branch Loans") and certain of Rushmore's loans originated at Rushmore's Montgomery County, Maryland branch office (the "Montgomery County Loans") (the Baltimore Branch Loans and the Montgomery County Loans are collectively referred to in this Prospectus as the "Rushmore Loans"), as well as certain assets related to the operation of the Baltimore Branch (the "Baltimore Branch Assets"), including the Baltimore Branch's real property, building and improvements (the "Real Estate"), and all of the Baltimore Branch's fixtures, furnishings, equipment, furniture and other tangible personal property (the "Furnishings"). As of March 31, 1997, the Rushmore Loans totaled approximately $7,004,000, at face value, consisting of approximately $5,846,000 in Baltimore Branch Loans and approximately $1,158,000 in Montgomery County Loans. The Acquisition will be accounted for as a purchase and the deposit premium (the "Core Deposit Value") will be amortized over five years on a straight line basis. For tax purposes, the Core Deposit Value will be amortized over a 15-year period on a straight-line basis and is expected to be fully deductible under current law.

         The Organizers and/or their agents have reviewed the Rushmore Loans and found them to be fully performing with acceptable risk ratings. The Agreement provides that in the event any of the Rushmore Loans are repaid or the collateral securing any of such loans are sold at a foreclosure sale, the Bank will not purchase those loans. The Furnishings are being purchased in "as is where is" condition. The Bank will acquire fee simple title to the Real Estate. No environmental evaluation has been or will be made of the Real Estate.

         It is currently contemplated that the Bank will employ the three full-time and one part-time Rushmore employees who currently work at the Baltimore Branch, including Patricia D'Alessandro, who currently is a Vice President of Rushmore with managerial responsibilities for the Baltimore Branch. Subject to regulatory approval, Ms. D'Alessandro will serve as the President of the Bank and the Vice President of the Company. Ms. D'Alessandro has over 20 years of experience in the commercial and retail banking industry. See "MANAGEMENT." The Bank will pay the former Rushmore employees the same compensation that they were being paid by Rushmore and they will be eligible to participate in any employee benefit plans offered by the Bank.

Terms of the Acquisition

         The Bank will acquire the Rushmore Loans for the face value of such loans on the closing date of the Acquisition, plus accrued interest, plus $50,000 less aggregate escrow balances. The $50,000 payment will be offset by an equal credit to the Bank, which the Bank will use to establish an allowance for loan losses. See "BUSINESS OF THE BANK - Lending Activities - Allowance for Loan Losses." The Bank will acquire the Real Estate for $50,000 and the Furnishings for $30,000. The Bank will pay Rushmore $50,000 in exchange for Rushmore's agreement not to compete with the Bank for a period of three years after the closing date of the Acquisition (the "Covenant Not to Compete"). The Core Deposit Value will equal the Baltimore Branch Deposits (plus accrued interest) on the closing date of the Acquisition multiplied by 0.035 less $105,000. Payment of the Core Deposit Value, as well as the payment for the Rushmore Loans, the Real Estate, the Furnishings and the Covenant Not to Compete, will be effectuated through an appropriate reduction of the cash to be received by the Bank from Rushmore to fund the deposits being assumed by the Bank.

         Based upon March 31, 1997 estimates, upon consummation of the Acquisition, the amount of net cash to be received by the Bank from Rushmore would be approximately $789,000. This estimate is determined as follows: based on March 31, 1997 estimates, the gross amount to be paid to the Bank by Rushmore would be approximately $8,139,000, consisting of (i) Baltimore Branch Deposits of $8,138,000 and (ii) accrued interest on Baltimore Branch Deposits of approximately $1,000. Based on March 31, 1997 estimates, approximately $7,350,000 is to be netted against this gross amount consisting of (i) a deposit premium totaling approximately $180,000 on $8,138,000 of Baltimore Branch Deposits and accrued interest of $1,000; (ii) $7,004,000 of Rushmore Loans;
(iii) accrued interest receivable on the Rushmore Loans of approximately $56,000; (iv) $130,000 for the Real Estate, the Furnishings and the Covenant Not to Compete; less (v) a $20,000 deposit that the Bank paid Rushmore upon the execution of the Agreements.

         The parties have agreed that if the Acquisition has not been consummated by June 30, 1997, the Bank, beginning on July 1, 1997 and continuing on the first day of each month thereafter until the Acquisition has been consummated, shall pay Rushmore one or more additional deposits of $20,000 each. Upon the consummation of the Acquisition, the additional deposits will be added to the amount of cash to be received by the Bank from Rushmore. In the event the Bank fails to consummate the Acquisition for any reason other than the ability of Rushmore to consummate the Acquisition, the Bank shall forfeit all deposits to Rushmore.

Conditions of the Acquisition

         As stated above, it is contemplated that the Acquisition will close as soon as possible after the satisfaction of the conditions of the Offering. The closing of the Acquisition is conditioned upon, among other things, receipt by the Bank and Rushmore of all necessary regulatory approvals, including approval of the Acquisition by the OTS. In making its determination, the OTS is required under applicable regulations to consider: (i) the capital level of the Bank;
(ii) the financial and managerial resources of the Bank; (iii) the future prospects of the Bank; (iv) the convenience and needs of the community to be served; (v) the conformity of the transaction to applicable law, regulation, and supervisory policy; and (vi) factors relating to the fairness and disclosure concerning the Acquisition. On April 15, 1997, the OTS conditionally approved the Acquisition.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma financial information and explanatory notes have been derived from the historical financial statements of the Company, adjusted to give effect to the sale of the Minimum Number of Shares and the Maximum Number of Shares in the Offering and to the Acquisition. The Unaudited Pro Forma Consolidated Balance Sheet assumes that such transactions occurred on March 31,

1997 and the Unaudited Pro Forma Income Statements assume that such transactions occurred at the beginning of the period presented. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of operation that would have occurred had the transactions reflected therein occurred on dates presented, nor are they indicative of the financial position or results of operation of future periods. The pro forma adjustments with respect to the Acquisition are subject to change prior to the closing date of the Acquisition in accordance with the terms of the Agreements. For audited information regarding the Company and the Baltimore Branch, see the Financial Statements located elsewhere in this Prospectus.

                             Pro Forma Balance Sheet

                                At March 31, 1997
                                -----------------

                                                                                                                      Purchase
                                                                                                   Baltimore            Price
                                                                Minimum No.      Maximum No.        Branch/          Adjustments/
                                                Company         of Shares        of Shares       Acquisitions        Acquisition
                                                -------         ---------        ---------       ------------        -----------
 Assets
  Cash and Investments                         $528,000       $1,531,000(a)    $2,131,000(a)      $       --        $   789,000(f)
  Loans Receivable, net                              --               --               --          5,751,000          1,253,000(g)
  Accrued Interest Receivable                        --               --               --             48,000              8,000(g)
  Real Estate Owned, net                             --               --               --             10,000            (10,000)(h)
  Premises and Equipment                             --               --               --             13,000             67,000(f)
  Organization Costs                            135,000               --               --                 --                 --
  Intangible Assets                              40,000               --               --                 --            230,000(f)
  Non Refundable Deposit - Purchase of
     Deposits, Loans and Branch Facility         20,000               --               --                 --            (20,000)(f)
  Deferred Offering Costs                        65,000          (65,000)(b)      (65,000)(b)             --                 --
  Due from Rushmore                                  --               --               --          2,317,000         (2,317,000)(f)
                                               --------       ----------       ----------         ----------        -----------
    Total Assets                               $788,000       $1,466,000       $2,066,000         $8,139,000        $        --
                                               ========       ==========       ==========         ==========        ===========

Liabilities and Stockholders' Equity
  Deposits                                     $     --       $       --       $       --         $8,138,000        $        --
  Accrued Interest on Deposits                       --               --               --              1,000                 --
  Accrued Liabilities                           182,000         (182,000)(c)     (182,000)(c)             --                 --
  Advances from Lenders                         602,000         (602,000)(d)     (602,000)(d)             --                 --
                                               --------      -----------       ----------         ----------        -----------
    Total Liabilities                           784,000         (784,000)        (784,000)         8,139,000                 --
                                               --------      -----------       ----------         ----------        -----------

Stockholders' Equity
  Common Stock                                       --            2,000(e)         3,000(e)              --                 --
  Preferred Stock                                    --               --               --                 --                 --
  Additional Paid-in Capital                         --        2,248,000(e)     2,847,000(e)              --                 --
  Retained Earnings                               4,000               --               --                 --                 --
                                               --------       ----------       ----------         ----------        -----------
    Total Stockholders' Equity                    4,000        2,250,000        2,850,000                 --                 --
                                               --------       ----------       ----------         ----------        -----------

     Total Liabilities and                     $788,000       $1,466,000       $2,066,000         $8,139,000        $        --
           Stockholders' Equity                ========       ==========       ==========         ==========        ===========


                                                    Company,       Company,
                                                  as adjusted    as adjusted
                                                  Minimum No.    Maximum No.
                                                   of Shares      of Shares
                                                   ---------      ---------
 Assets
  Cash and Investments                             $2,848,000     $3,448,000
  Loans Receivable, net                             7,004,000      7,004,000
  Accrued Interest Receivable                          56,000         56,000
  Real Estate Owned, net                                   --             --
  Premises and Equipment                               80,000         80,000
  Organization Costs                                  135,000        135,000
  Intangible Assets                                   270,000        270,000
  Non Refundable Deposit - Purchase of
     Deposits, Loans and Branch Facility                   --             --
  Deferred Offering Costs                                  --             --
  Due from Rushmore                                        --             --
                                                  -----------    -----------
    Total Assets                                  $10,393,000    $10,993,000
                                                  ===========    ===========

Liabilities and Stockholders' Equity
  Deposits                                        $ 8,138,000    $ 8,138,000
  Accrued Interest on Deposits                          1,000          1,000
  Accrued Liabilities                                      --             --
  Advances from Lenders                                    --             --
                                                  -----------    -----------
    Total Liabilities                               8,139,000      8,139,000
                                                  -----------    -----------

Stockholders' Equity
  Common Stock                                          2,000          3,000
  Preferred Stock                                          --             --
  Additional Paid-in Capital                        2,248,000      2,847,000
  Retained Earnings                                     4,000          4,000
                                                  -----------    -----------
    Total Stockholders' Equity                      2,254,000      2,854,000
                                                  -----------    -----------

     Total Liabilities and                        $10,393,000    $10,993,000
           Stockholders' Equity                   ===========    ===========


                   NOTES TO PRO FORMA BALANCE SHEET @ 3/31/97

(a) Reflects the cash received, after payments are made for certain costs, if the Minimum Number of Shares or Maximum Number of Shares are sold in the
      Offering:

                                                                               Number of Shares Sold
                                                                               ---------------------
                                                                             Mininum           Maximum
                                                                             -------           -------
      Proceeds from Offering                                              $2,400,000         $3,000,000
      Less:    Payment for accrued and additional organizational costs       (87,000)           (87,000)
               Payment for accrued Acquisition related legal fees            (30,000)           (30,000)
               Payment for advances from Lenders                            (602,000)          (602,000)
               Payment of deferred and additional expected
                        offering costs ($65,000+$85,000)                    (150,000)          (150,000)
                                                                          ----------         ----------
                                                                          $1,531,000         $2,131,000
                                                                          ==========         ==========


(b) Reflects the charge off of the deferred Offering costs incurred against the Offering proceeds.

(c) Reflects the payments of payables outstanding at March 31, 1997 for Offering and organizational costs and Acquisition related legal fees.

(d)   Reflects the repayment of the advances from the Lenders.

(e) Reflects the stockholder's equity, after the payments are made for certain costs, if the Minimum Number of Shares or Maximum Number of Shares are sold in the Offering:

                                                                                          Number of Shares Sold
                                                                                          ---------------------
                                                                                        Mininum           Maximum
                                                                                        -------           -------
      Proceeds from Offering                                                          $2,400,000        $3,000,000
      Less:    Offering costs                                                           (150,000)         (150,000)
                                                                                      ----------        ----------
      Net proceeds from Offering                                                       2,250,000         2,850,000
      Less:    Par Value of Common Stock                                                  (2,000)           (3,000)
                                                                                      ----------        ----------
      Additional Paid In Capital                                                      $2,248,000        $2,847,000
                                                                                      ==========        ==========

(f)   Reflects the effect of the Acquisition:

      1)       Reflects the cash to be received from Rushmore:
               Deposits and accrued interest to be assumed                                                              $8,139,000
               Loans to be acquired                                                                      7,004,000
               Property to be acquired                                                                      80,000
               Premium on loans                                                           50,000
               Premium on deposits [($8,139,000x0.035)-$105,000]                         180,000
               Covenant not to compete                                                    50,000
               Discount for loan loss allowance                                          (50,000)
                                                                                         -------
                                                                                                           230,000
               Accrued interest receivable                                                                  56,000
               Deposit paid                                                                                (20,000)
                                                                                                        ----------
                                                                                                                        (7,350,000)
                                                                                                                        ----------
                                                                                                                        $  789,000
                                                                                                                        ==========
      2)       Reflects the write-up of the property to the amount
               to be paid:
               Amount per the Agreements                                                                $   80,000
               Less:    Amount as of March 31, 1997                                                        (13,000)
                                                                                                        ----------

                                                                                                        $   67,000
                                                                                                        ==========
      3)       Reflects the elimination of the Due From Rushmore of
               $2,317,000 that will not be acquired.

      4)       Intangibles to be acquired or paid:
                        Covenant not to compete                                                         $   50,000
                        Premium on deposits                                                                180,000
                                                                                                        ----------
                                                                                                        $  230,000
                                                                                                        ==========

(g) Reflects the additional loans of $1,158,000 to be acquired that were originated at Rushmore's Montgomery County, Maryland branch office, origination fees of $45,000 that will not be acquired, premium on Rushmore Loans of $50,000, and the accrued interest on the loans originated at Rushmore's Montgomery County, Maryland branch office of $8,000.

(h)   Reflects the real estate owned that will not be acquired.

                           Pro Forma Income Statement

                                                              For the Year Ended
                                                              December 31, 1996
                                                              -----------------
                                                                                                     Company,       Company,
                                                    AmericasBank                                   as adjusted    as adjusted
                                                  If in Operations       Baltimore    Pro Forma     Minimum No.    Maximum No.
                                       Company   for the Entire Year      Branch     Adjustments    of Shares      of Shares
                                       -------   -------------------      ------     -----------    ---------      ---------
                                                Minimum      Maximum
                                                -------      -------
Interest Income
    Interest on loans ...............   $   --   $   --      $    --     $ 643,000    $ 95,000(c)    $ 738,000      $ 738,000
    Interest on Investments .........    2,000    5,000(a)    35,000(a)         --     138,000(d)      145,000        175,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
        Total interest income .......    2,000    5,000       35,000       643,000     233,000         883,000        913,000
    Interest expense deposits .......       --       --           --       352,000          --         352,000        352,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
        Net interest income .........    2,000    5,000       35,000       291,000     233,000         531,000        561,000
Provision for loan losses ...........       --       --           --            --      35,000(e)       35,000         35,000
Late charges and other fees .........       --       --           --        29,000          --          29,000         29,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
                                         2,000    5,000       35,000       320,000     268,000         595,000        625,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
   Salaries and benefits ............       --       --           --       106,000      26,000(f)      132,000        132,000
   Collection and foreclosure .......       --       --           --        25,000          --          25,000         25,000
   Occupancy ........................       --       --           --         8,000       4,000(f)       12,000         12,000
   Depreciation and amortization ....       --    5,000(b)     5,000(b)      6,000      81,000(g)       92,000         92,000
   Deposit insurance premiums .......       --       --           --        23,000          --          23,000         23,000
   Other expense ....................       --       --           --            --     349,000(f)      349,000        349,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
     Total expenses charged to Bank .       --    5,000        5,000       168,000     460,000         633,000        633,000
                                        ------   ------      -------     ---------    --------       ---------      ---------
       Income before income taxes ...    2,000       --       30,000       152,000    (262,000)       (108,000)       (78,000)
       Income tax provision .........       --       --           --            --          --              --             --
         Transfer to Rushmore .......       --       --           --      (152,000)    152,000(h)           --             --
                                        ------   ------      -------     ---------    --------       ---------      ---------
               Net Loss .............   $2,000   $   --      $30,000     $      --   $(110,000)      $(108,000)     $ (78,000)
                                        ======   ======      =======     =========   =========       =========      =========


    NOTES TO PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1996

(a) Reflects the interest income on net funds received from the Offering assuming the Minimum Number of Shares or Maximum Number of Shares are sold:


                                                      Number of Shares Sold
                                                      ----------------------
                                                      Mininum        Maximum
                                                      -------        -------
         Proceeds from Offering                     $ 2,400,000    $ 3,000,000
         Less:    Payment of organizational costs       (25,000)       (25,000)
                  Purchase of Bank Stock             (2,125,000)    (2,125,000)
                  Payment of Offering costs            (150,000)      (150,000)
                                                    -----------    -----------
                                                        100,000        700,000

         Assumed rate earned on investments                  5%             5%
                                                    -----------    -----------
                                                    $     5,000    $    35,000
                                                    ===========    ===========

(b) Reflects one year's amortization of the Company's organizational costs of $25,000 being amortized over five years.

(c) Reflects the interest income earned on the additional loans to be acquired that were originated at Rushmore's Montgomery County, Maryland branch office.

(d)   Reflects the interest income on excess Bank funds.

                  Net cash proceeds from the Acquisition      $  789,000
                  Proceeds from sale of stock to Company       2,125,000
                  Less:    Organizational costs                 (110,000)
                           Acquisition costs                     (40,000)
                                                              ----------
                  Additional cash to invest                    2,764,000
                  Assumed rate earned on investments                  5%
                                                              ----------
                           Interest Income                    $  138,000
                                                              ==========

(e) Reflects estimated provision for loan losses which would be incurred while operating between January 1, 1996 and December 31, 1996.

(f) Reflects the estimated additional salary and benefit, occupancy and other costs that the Baltimore Branch would have incurred, if it were operating on a stand alone basis.

(g) Reflects estimated additional depreciation and amortization expense which would be incurred while operating between January 1, 1996 and December 31, 1996 as follows:

         Depreciation
                  Real Estate               -   $50,000 over 15 years                $ 3,000
                  Furnishings               -   $30,000 over 5 years                   6,000
         Amortization
                  Organization Costs        -   $110,000 over 5 years                 22,000
                  Premium on loans          -   $50,000 over 15 years                  3,000
                  Premium on deposits       -   $181,000 over 5 years                 36,000
                  Covenant not to compete   -   $50,000 over 3 years                  17,000
                                                                                     -------
                           Total Estimated                                            87,000
                  Less: Depreciation expense recognized in the Baltimore
                           Branch income statement                                    (6,000)
                                                                                     -------
                  Pro Forma Adjustment                                               $81,000
                                                                                     =======


(h)   Reflects the elimination of the transfer to Rushmore.

                           Pro Forma Income Statement


                                                                 For the Three Months Ended
                                                                       March 31, 1997
                                                                       --------------
                                                         AmericasBank
                                                       If in Operations           Baltimore        Pro Forma
                                         Company     for the 1st Qtr. 1997         Branch         Adjustments
                                         -------     ---------------------         ------         -----------
                                                      Minimum         Maximum
                                                      -------         -------
Interest Income
    Interest on loans                     $   --       $   --         $   --        $146,000      $ 23,000(c)
    Interest on Investments                2,000        1,000(a)       9,000(a)           --        35,000(d)
                                          ------       ------         ------        --------      --------
        Total interest income              2,000        1,000          9,000         146,000        58,000
Interest expense deposits                     --           --             --          91,000            --
                                          ------       ------         ------        --------      --------
        Net interest income                2,000        1,000          9,000          55,000        58,000
Provision for loan losses                     --           --             --              --         9,000(e)
Late charges and other fees                   --           --             --           5,000            --
                                          ------       ------         ------        --------      --------
                                           2,000        1,000          9,000          60,000        49,000
                                          ------       ------         ------        --------      --------
    Salaries and benefits                     --           --             --          30,000         7,000(f)
    Collection and foreclosure                --           --             --          10,000            --
    Occupancy                                 --           --             --           2,000         1,000(f)
    Depreciation and amortization             --        1,000(b)       1,000(b)        2,000        20,000(g)
    Deposit insurance premiums                --           --             --           2,000            --
    Other expense                             --           --             --              --        87,000(f)
                                          ------       ------         ------        --------      --------
       Total expenses charged to Bank         --        1,000          1,000          46,000       115,000
                                          ------       ------         ------        --------      --------
              Income before income taxes   2,000           --          8,000          14,000       (66,000)
        Income tax provision (benefit)        --           --             --              --            --
        Transfer to Rushmore                  --           --             --         (14,000)       14,000(h)
                                          ------       ------         ------        --------      --------
               Net Loss                   $2,000       $   --         $8,000        $     --      $(52,000)
                                          ======       ======         ======        ========      ========


                                                   Company,       Company,
                                                  as adjusted    as adjusted
                                                  Minimum No.    Maximum No.
                                                   of Shares      of Shares
                                                   ---------      ---------
Interest Income
    Interest on loans                               $169,000       $169,000
    Interest on Investments                           38,000         46,000
                                                    --------       --------
        Total interest income                        207,000        215,000
Interest expense deposits                             91,000         91,000
                                                    --------       --------
        Net interest income                          116,000        124,000
Provision for loan losses                              9,000          9,000
Late charges and other fees                            5,000          5,000
                                                    --------       --------
Expenses charged to bank                             112,000        120,000
                                                    --------       --------
    Salaries and benefits                             37,000         37,000
    Collection and foreclosure                        10,000         10,000
    Occupancy                                          3,000          3,000
    Depreciation and amortization                     23,000         23,000
    Deposit insurance premiums                         2,000          2,000
    Other expense                                     87,000         87,000
                                                    --------       --------
       Total expenses charged to Bank                162,000        162,000
                                                    --------       --------
              Income before income taxes             (50,000)       (42,000)
        Income tax provision (benefit)                    --             --
        Transfer to Rushmore                              --             --
                                                    --------       --------
               Net Loss                             $(50,000)      $(42,000)
                                                    ========       ========



  NOTES TO PRO FORMA INCOME STATEMENT FOR THE THREE MONTHS ENDED MARCH 31, 1997

(a) Reflects the interest income on net funds received from the Offering assuming the Minimum Number of Shares or Maximum Number of Shares are sold:



                                                      Number of Shares Sold
                                                     -----------------------
                                                     Mininum         Maximum
                                                     -------         -------
         Proceeds from Offering                     $ 2,400,000    $ 3,000,000
         Less:    Payment of organizational costs       (25,000)       (25,000)
                  Purchase of Bank stock             (2,125,000)    (2,125,000)
                  Payment of Offering costs            (150,000)      (150,000)
                                                     ----------    -----------
                                                        100,000        700,000
         Assumed rate earned on investments                  5%             5%
                                                     ----------    -----------
                                                          5,000         35,000
         Portion for three months                    x     3/12    x      3/12
                                                     ----------    -----------
                                                     $    1,000    $     9,000
                                                     ==========    ===========


(b) Reflects three months amortization of the Company's organizational costs of $25,000 being amortized over five years.

(c) Reflects the interest income earned on the additional loans to be acquired that were originated at Rushmore's Montgomery County, Maryland branch office.

(d)   Reflects the interest income on excess Bank funds.


           Net cash proceeds from the Acquisition               $  789,000
           Proceeds from sale of stock to Company                2,125,000
           Less:    Organizational costs                          (110,000)
                    Acquisition costs                              (40,000)
                                                                ----------
           Additional cash to invest                             2,764,000
           Assumed rate earned on investments                           5%
                                                                ----------
                                                                   138,000
           Portion for three months                                   3/12
                                                                ----------
                    Interest Income                             $   35,000
                                                                ==========

(e) Reflects estimated provision for loan losses which would be incurred while operating between January 1, 1997 and March 31, 1997.

(f) Reflects the estimated additional salary and benefits, occupancy and other costs that the Baltimore Branch would have incurred, if it were operating on a stand alone basis.

(g) Reflects estimated additional depreciation and amortization expense which would be incurred while operating, between January 1, 1997 and March 31, 1997 as follows:

      Depreciation
               Real Estate               -    $50,000 over 15 years              $ 3,000
               Furnishings               -    $30,000 over 5 years                 6,000
      Amortization
               Organization Costs        -    $110,000 over 5 years               22,000
               Premium on Loans          -    $50,000 over 15 years                3,000
               Premium on deposits       -    $180,000 over 5 years               36,000
               Covenant not to compete   -    $50,000 over 3 years                17,000
                                                                                 -------
                        Total Estimated                                           87,000

                        Portion for three months                                    3/12
                                                                                 -------
                                 1st Quarter                                      22,000

                        Less: Depreciation expense recognized in the Baltimore
                                 Branch income statement                          (2,000)
                                                                                 -------
                        Pro Forma Adjustment                                     $20,000
                                                                                 =======

(h)   Reflects the elimination of the transfer to Rushmore.

                             BUSINESS OF THE COMPANY

         As stated above, upon satisfaction of the conditions of the Offering and the release of escrowed funds to the Company, the Company will proceed to acquire all of the shares of capital stock of the Bank and the Company will become, subject to the Bank's compliance with certain regulatory requirements, a non-diversified unitary savings and loan holding company. As a non-diversified unitary savings and loan holding company, the Company may engage in certain non-banking activities that the OTS has deemed to be closely related to banking. See "REGULATION - Holding Company Regulation." Although the Company has no present intention of engaging in any activity other than owning all of the outstanding shares of capital stock of the Bank, if circumstances should lead the Company's management to determine that it would be beneficial for the Company to engage in other business activities, management of the Company would have the flexibility to do so.

         The Company is not expected to initially own or lease property for office space. Instead, it intends to utilize the premises and equipment of the Bank. At the present time, the Company does not intend to have any employees other than its officers. The Company will utilize the support staff of the Bank from time to time. If the Company pursues other lines of business, it may hire employees. Because the Company initially will engage in no business other than owning all of the outstanding shares of capital stock of the Bank, the competitive conditions to be faced by the Company will be the same as those faced by the Bank.

                              BUSINESS OF THE BANK

General

      The Bank will be a full service community-oriented financial institution. Its business will be to attract retail deposits and to invest those deposits, together with funds generated from operations and borrowings, primarily in one- to four-family mortgage loans. To a lesser extent, the Bank will invest in home equity loans, multi-family loans, commercial real estate loans, construction loans (primarily for one- to four-family home construction for the borrower), commercial business loans and consumer loans. The Bank's deposit base will be comprised of traditional deposit products including checking accounts, NOW accounts, money market accounts, statement savings accounts, individual retirement accounts and certificates of deposit. Upon the commencement of its operations, the Bank will be actively engaged in many of these activities as a result of the Acquisition. See "- Lending Activities," "- Sources of Funds" and "THE ACQUISITION."

         The Company's executive offices and the Bank's initial banking office will be located at 3621 East Lombard Street, Baltimore, Maryland 21224 (the "Banking Office"), which is currently occupied by the Baltimore, Maryland branch office of Rushmore, and which is located in the eastern portion of Baltimore City. The telephone number of the Company and the Bank will be (410) 342-8303. The Company's interim address is 515 East Joppa Road, Towson, Maryland 21086 and its interim telephone number is (410) 825-5580. See "- Description of Property."

         The liberalization of the interstate banking laws of Maryland and surrounding states has led to substantial consolidation of the banking industry in Maryland and particularly the Baltimore metropolitan area. Many of the area's financial institutions have been acquired by large regional organizations headquartered outside the Baltimore area. As a result of such consolidation, the Organizer's believe that the competitive and economic environment is right for a new, independent, locally owned and managed bank to serve the financial needs of residents of Eastern Baltimore City as well as the needs of residents of the Baltimore metropolitan area. The Bank intends to implement a strategy that focuses on providing a superior level of customer service, close attention to personal needs and quick response time. The Organizers believe that the community will react favorably to this new enterprise.

Location and Service Area

         As stated above, the Banking Office will be located at 3621 East Lombard Street, Baltimore, Maryland 21224. See "Description of Property." The Organizers anticipate that the Bank will draw most of its customer deposits and conduct most of its lending transactions from within the area surrounding its Banking Office as well as from within the Baltimore metropolitan area. The Baltimore Branch Deposits and the Baltimore Branch Loans were primarily drawn from these areas. The Organizers intend to expand the business of the Bank by opening branches. At this time, the Organizers have not identified any location for a branch of the Bank.

         The area surrounding the Banking Office is comprised of several thousand, mostly residential, owner-occupied rowhomes, and there are many schools and churches located within this area. There are several manufacturing facilities located within a distance of three miles that employ many of the area's residents. Eastern Avenue, which is a few blocks to the south of the Banking Office, has extensive retail shopping stretching for a distance of several miles from the Fells Point area of Baltimore City to well beyond the Baltimore City/Baltimore County line into Eastern Baltimore County. A major hospital, Bayview, a division of Johns Hopkins, is approximately two miles from the Banking Office. Dundalk Community College and Essex Community College are located nearby in Eastern Baltimore County.

         Although the Organizers have not undertaken any study of the feasibility of a bank at the location where the Banking Office will be located or of the economic conditions in the area, the Organizers believe, based on their experience and based on their evaluation of the Baltimore Branch, that the community will support the Bank.

Competition

         The  Bank's  market  area  of  Eastern  Baltimore  City  as well as the
Baltimore metropolitan area are highly competitive markets for financial services and the Bank will face intense competition both in making loans and in attracting deposits. The Bank will face direct competition from a significant number of financial institutions operating in the Bank's market area, many with a state-wide or regional presence and in some cases a national presence. Many of these financial institutions have been in business for many years, have established customer bases, are significantly larger and have greater financial resources than the Bank will have and are able to offer certain services that the Bank is not able to offer. In particular, nine federal savings associations, including one with approximately $70 million in deposits, and three commercial bank branches, are all located in the area immediately surrounding the Banking Office. In addition, the Bank will face competition for deposits and loans from non-bank institutions such as brokerage firms, credit unions, insurance companies, money market mutual funds and private lenders.

         Any change in governmental economic and monetary policy, banking and credit regulations and general economic conditions, which changes are beyond the control of the Bank, also can affect the demand for the Bank's services. The rates of interest payable on deposits and chargeable on loans will be affected by fiscal policy as determined by various governmental and regulatory authorities, in particular the Federal Reserve, as well as by national, state and local economic conditions. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds obtainable for lending or investing. These actions may at times result in significant fluctuations in interest rates, which could have adverse effects on the operations of the Bank. The nature or extent of any effects which monetary policies or economic conditions might have on the business and earnings of the Bank cannot be predicted.

Market Strategy

         The Bank's objective will be to create a customer-driven financial institution focused on providing value to clients by delivering products and services matched to the clients' needs. It is believed that clients will be drawn to a locally owned and managed institution that demonstrates an active interest in its clients and their business and personal financial needs.

         The banking industry in the Bank's market area has experienced substantial consolidation in recent years. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by increasing fees for bank services, the dissolution of local boards of directors, management and personnel changes and, in the perception of the Organizers, a decline in the level of customer service. With recent changes in interstate banking regulation, this type of consolidation is expected to continue.

         The Organizers believe that the present competitive and economic environment is right for a new, independent, locally owned and managed bank to serve the financial needs of residents of Eastern Baltimore City as well as the needs of residents of the Baltimore metropolitan area. The Organizers further believe that the Acquisition provides a unique opportunity for a new bank. Upon consummation of the Acquisition, assuming the sale of the Minimum Number of Shares in the Offering, the Bank will have approximately ten million dollars in total assets, including approximately two million dollars raised through the Offering and approximately seven million dollars in Rushmore Loans. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION." This amount of total assets will immediately enable the Bank to make more loans then it would have been able to make had it not engaged in the Acquisition. In addition, the Organizers believe that as a result of the Acquisition the Bank will not experience many of the growing pains typically experienced by new banks. The Bank will begin operations from an existing, established facility; will succeed to an existing, established customer base and will operate with a staff of personnel who are familiar with the needs of the customers and who are known in the community.

         In addition, the Organizers believe that Ms. D'Alessandro's banking experience, particularly as it relates to her management experience at the Baltimore Branch, the banking experience of Mr. Jameson and Mr. Pezzulla, and the extensive business experience and contacts of the Organizers and the Additional Directors in the Baltimore metropolitan area, should create immediate business opportunities for the Bank. See MANAGEMENT."

Net Interest Income/Margins

         The operations of the Bank will be substantially dependent on its net interest income, which is the difference between the interest expense incurred in connection with the Bank's interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from its interest-earning assets, such as loans and investment securities. Volatility in interest rates can result in the flow of funds away from banks of the type similar to the Bank and into direct investments, such as corporate securities and other investment vehicles which, because of among other things the absence of federal deposit insurance, generally pay higher rates of return. Such volatility could cause the Bank to pay increased interest rates to obtain deposits and, if the Bank is not able to increase the interest rates on its loans and the rate of return on its investment portfolio, the Bank's net interest income will suffer.

         The level of net interest income is determined primarily by the average balances ("volume") and the rate spreads between the interest-earning assets and the Bank's funding sources. The Bank's ability to maximize its net interest income will depend on increases or decreases in the volume of its interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities, the ability to manage the earning-asset portfolio, and the availability of particular sources of funds, such as non-interest earning deposits.

         The following table indicates the average volume of interest-earning assets and interest-bearing liabilities and average yields and rates for the Baltimore Branch Deposits and the Rushmore Loans for the years ended December 31, 1996 and 1995. The information in the table has been derived from information provided by Rushmore.

AVERAGE BALANCES -- YIELDS AND RATES (1)

                                               Year Ended December 31, 1996                Year Ended December 31, 1995
                                               ----------------------------                ----------------------------

Interest Earning Assets:                   Average        Income/      Yield/        Average         Income/          Yield/
                                           Balance        Expense      Rate          Balance         Expense          Rate
                                           -------        -------      ----          -------         -------          ----
  Loans Receivable (net of unearned
  income) (2)                            $7,588,000      $738,000       9.52%      $7,852,000        $771,000          9.86%

  Allowance for Loan Losses                 (50,000)                                  (65,000)
                                         ----------                                ----------

         Total Assets                    $7,538,000                                $7,787,000
                                         ==========                                ==========

Interest-Bearing Liabilities:

  Statement Savings                      $1,995,000      $ 50,000       2.50%      $2,499,000        $ 64,000          2.50%

  Money Market                            4,707,000       247,000       5.30        5,332,000         289,000          5.43

  Certificates of Deposit                   629,000        31,000       4.56          722,000          41,000(4)       3.97

  Jumbo CD                                       --            --         --          206,000              --(4)       5.80

  IRA                                       471,000        24,000(3)    4.06          652,000          27,000(3)       3.95

  IRA Money Market                           84,000            --(3)    5.30(3)        27,000              --(3)       5.64
                                         ----------      --------       ----       ----------        --------          ----

  Total Interest-Bearing Liabilities      7,886,000      $352,000       4.45%       9,438,000        $421,000          3.46%
                                                         ========                                    ========

  Checking Accounts                         221,000                                   230,000
                                         ----------                                ----------

  Total Liabilities                      $8,107,000                                $9,668,000
                                         ==========                                ==========
                                                                        ----                                           ----
Interest Rate Spread                                                    5.07%                                          6.40%
                                                                        ====                                           ====
(Average Rate Earned Less Average
 Rate Paid)

Net Interest Income                                      $386,000                                    $350,000
                                                         ========                                    ========
(Interest Earned Less Interest Paid)

Net Interest Margin                                                     5.12%                                          4.49%
                                                                        ====                                           ====
(Net Interest Income/Total Earning
 Assets)

(1) Average balances were calculated using month-end balances, except for money market accounts, where quarter-end balances were used. Daily averages were not available for the periods presented.

(2) Loans on non-accrual status are included in the calculation of average balances.

(3)   Actual expense for IRA includes both IRA and IRA Money Market Accounts.

(4) Actual expense for Certificates of Deposit includes both Certificates of Deposit and Jumbo Certificates of Deposit.

         Changes in interest income and interest expense can result from variances in both volume and rates. The Bank will establish an asset and liability management policy designed to provide a proper balance between rate sensitive assets and rate sensitive liabilities, to attempt to maximize interest margins and to provide adequate liquidity for anticipated needs. The following table indicates the changes in the net interest income as a result of changes in volume and rates for the Baltimore Branch Deposits and the Rushmore Loans for the years ended December 31, 1996 and December 31, 1995.

Rate/Volume Analysis

                                              1996 Compared to 1995
                                                 (variances in)
                                        --------------------------------
                                                                 Net
                                        Average     Average    Increase/
                                        Volume       Rate     (Decrease)
                                        ------       ----     ----------
Interest Income:
 Loans                                 ($16,000)   ($17,000)   ($33,000)
                                       --------    --------    --------
     Total Interest Income              (16,000)    (17,000)    (33,000)
                                       --------    --------    --------
Interest Expense:
  Statement Savings                     (14,000)         --     (14,000)
  Money Market                          (35,000)     (7,000)    (42,000)
Certificates of Deposit and
Jumbo CD                                (14,000)      4,000     (10,000)
  IRA and IRA Money Market               (4,000)      1,000     ( 3,000)
                                       --------    --------    --------
     Total Interest Expense             (67,000)     (2,000)    (69,000)
                                       --------    --------    --------
Change in Net Interest Income            51,000     (15,000)   $ 36,000
                                       ========    ========    ========


Note: The change in interest income due to both rate and volume has been allocated proportionally between volume and rate. Loan fees are included in the interest income computation.

Liquidity and Interest Rate Sensitivity

         The primary objective of asset/liability management is to ensure the steady growth of the Bank's primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of these rate swings, management of the Bank will endeavor to structure the Bank's balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitutes interest rate sensitivity.

         The measurement of the Bank's interest rate sensitivity, or "gap," is one of the principal techniques used in asset/liability management. The interest sensitive gap is the dollar difference between assets and liabilities which are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments which are approaching maturity.

         The following table sets forth the amount of the Baltimore Branch Deposits and the Rushmore Loans outstanding at December 31, 1996 which are expected to mature or reprice in each of the time periods shown. The information in the table has been derived from information provided by Rushmore.

                                                           Maturity and Rate Sensitivity Analysis

                                                                  Maturity or  Maturity or    Maturity or    Maturity or
                                                                  Repricing    Repricing      Repricing      Repricing
                                                      Percent       Within       Within        Within          Over
                                           Amount    of Total     0-3 Months   4-12 Months    1-5 Years       5 Years
                                           ------    --------     ----------   -----------    ---------       -------
Interest-Earning assets:
  Loans receivable                       $7,011,000      100%    $    30,000   $     9,000   $   427,000    $6,545,000
                                         ----------    -----     -----------   -----------   -----------    ----------
    Total Interest-Earning Assets        $7,011,000      100%    $    30,000   $     9,000   $   427,000    $6,545,000
                                         ==========    =====     ===========   ===========   ===========    ==========

Interest-Bearing Liabilities:
  Statement Savings                      $1,699,000    21.36%    $ 1,699,000   $        --   $        --    $       --
  Money Market                            5,186,000    65.20%      5,186,000            --            --            --
  Certificate of Deposit,
  Jumbo CD & IRA                            987,000    12.41%        338,000       383,000       266,000            --
  IRA Money Market                           82,000     1.03%         82,000            --            --            --
                                         ----------    -----     -----------   -----------   -----------    ----------
    Total Interest-Bearing Liabilities   $7,954,000      100%    $ 7,305,000   $   383,000   $   266,000    $       --
                                         ==========    =====     ===========   ===========   ===========    ==========

Periodic Repricing Differences
 (periodic gap)                                                  $(7,275,000)  $  (374,000)  $   161,000    $6,545,000
                                                                 ===========   ===========   ============   ==========
Cumulative Repricing Differences
 (cumulative gap)                                                $(7,275,000)  $(7,649,000)  $(7,488,000)   $ (943,000)
                                                                 ===========   ===========   ===========    ==========




         Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of interest rate sensitivity. The analysis of the Baltimore Branch Deposits and the Rushmore Loans presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration the fact that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

         As indicated by the above table, the Rushmore Loans consist primarily of fixed rate, long-term loans while the Baltimore Branch Deposits primarily consist of variable rate short-term accounts. Since the loans will mature more slowly than the deposits, the net portfolio value and net interest income would tend to decrease during periods of rising interest rates, but would increase during periods of falling interest rates. Many of the Rushmore Loans were made prior to the current documentation requirements of GNMA, FNMA or FHLMC and, therefore, they may not be able to be resold in the secondary market. During periods of rising interest rates, the Bank's inability to resell certain of the Rushmore Loans in the secondary market could have a material adverse effect on the Bank's net portfolio value and its net interest income.

         Bank management will seek to improve the interest rate sensitivity of the Bank's loan portfolio. Bank management will meet periodically to monitor and manage the structure of the Bank's balance sheet, control interest rate exposure, and evaluate pricing strategies for the Bank. Strategies to better match maturities of interest-earning assets and interest-bearing liabilities may include call provisions, adjustable rate mortgages, residential construction lending and other short term products. In the future, the Bank will generally sell originations of fixed rate mortgages in the secondary market and portfolio only rate sensitive products. All fixed rate mortgages will be underwritten in accordance with GNMA, FNMA or FHLMC requirements.

         In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors, including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Bank management will generally attempt to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Bank.

Lending Activities

         The Bank anticipates that its lending activities will be primarily comprised of the origination of mortgage loans for the purpose of financing and refinancing one-to-four family residential properties. To a lesser extent, the Bank anticipates that it will originate home equity loans, commercial real estate loans, multi-family real estate loans (five units or more), construction loans (primarily for one- to four-family home construction for the borrower), commercial business loans and consumer loans. The types of loans the Bank will originate generally will be subject to federal and state law and regulation.

         The Bank's ability to originate loans will be dependent upon the relative customer demand, which will be affected by the current and expected future level of interest rates. Interest rates will be affected by the demand for loans and the supply of money available for lending purposes and the rates offered by competitors. Among other things, these factors are, in turn, affected by economic conditions, monetary policies of the federal government, including the Federal Reserve, and legislative tax policies.

         Loan Portfolio Composition

         As a result of the Acquisition, the Bank's initial loan portfolio will be principally comprised of long-term fixed-rate mortgage loans for owner occupied and non-owner occupied (investor) residential properties. As of December 31, 1996, the Rushmore Loans were $7,011,000, of which $5,736,000 were one-to-four-family mortgage loans, or approximately 81.81% of the Rushmore
Loans. At the same date, second trust mortgage loans were $72,000, or approximately 1.03% of the Rushmore Loans. As of December 31, 1996, commercial real estate loans were $942,000, or approximately 13.34% of the Rushmore Loans and consumer loans were $261,000, or approximately 3.72% of the Rushmore Loans.

         As of December 31, 1996, none of the Rushmore Loans consisted of loans with adjustable interest rates. Since all of the Rushmore Loans are fixed-rate, the Bank does not have the flexibility to adjust the rates of these loans to the current interest rate environment. Adjustable rate loans allow this flexibility. See "- Liquidity and Interest Rate Sensitivity."

         The following table sets forth the composition of the Rushmore Loans in dollar amounts and in percentage of the respective portfolio as of December 31, 1996 and 1995. The information in the table has been derived from information provided by Rushmore.


                                                           December 31, 1996                 December 31, 1995
                                                           -----------------                 -----------------
Type of Loans                                            Amount     % of Total            Amount           % of Total
-------------                                            ------     ----------            ------           ----------
Commercial - Real Estate                               $942,000       13.44%             $ 999,000            11.95%
Residential Real Estate
    Owner Occupied                                    4,295,000       61.26              5,317,000            63.58
    Investor                                          1,441,000       20.55              1,737,000            20.77
    Second Trust                                         72,000        1.03                 74,000             0.88
Consumer
    Deposit Secured                                     235,000        3.35                219,000             2.62
    Unsecured                                            26,000        0.37                 17,000             0.20
                                                         ------        ----                 ------             ----
        Total Loans                                  $7,011,000      100.00%            $8,363,000           100.00%
                                                     ----------      =======            ----------           =======
Add:
    Unamortized Premiums                          $          --                        $     --
    Accrued Interest Receivable                   $      57,000                        $   73,000
Less:
    Unearned Income                                      50,000                            62,000
    Allowance for Loan Losses                            50,000                            90,000
                                                         ------                            ------
        Net Loans                                    $6,968,000                        $8,284,000
                                                     ==========                        ==========

         The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rate, for the Rushmore Loans as of December 31, 1996. Some of the loans may be renewed or repaid prior to maturity. Therefore, the following table should not be used as a forecast of future cash collections. The information in the table has been derived from information provided by Rushmore.

                                                                        As of December 31, 1996
                                                                       (dollars in thousandths)
                                                                       ------------------------
                                                                       More than
                                                 Up to 1               1 Year to               10+
                                                   Year                10 Years               Years             Total
                                                   ----                --------               -----             -----
Real Estate (commercial and residential)          $30,000            $1,692,000            $5,028,000        $6,750,000
Consumer                                            9,000               169,000                83,000           261,000
                                                    -----               -------                ------           -------
    Total                                         $39,000            $1,861,000            $5,111,000        $7,011,000
                                                  =======            ==========            ==========        ==========
Fixed Interest Rate                               $39,000            $1,861,000            $5,111,000        $7,011,000
Variable Interest Rate                               --                     --                    --                --
                                                  -------            ----------            ----------        ----------
    Total                                         $39,000            $1,861,000            $5,111,000        $7,011,000
                                                  =======            ==========            ==========        ==========

         The scheduled repayments as shown above are reported in the maturity category in which the payment is due.

         Residential Real Estate Secured Loans. The Bank intends to offer fixed-rate and adjustable-rate mortgage loans primarily secured by one- to four-family residences, with maturities up to 30 years. It is anticipated that such loans will be secured by properties located in the Bank's market areas. All one- to four-family loans will be underwritten in accordance with GNMA, FNMA or FHLMC standards. The Bank will originate loans for both owner occupied and non-owner occupied

(investor) residential properties. Non-owner occupied residential mortgage loans generally carry a higher degree of credit risk than owner occupied residential mortgage loans.

         The Bank intends to offer fixed-rate and adjustable-rate home equity loans, primarily secured by one- to four-family, owner-occupied residences. It is anticipated that the Bank will employ similar underwriting standards in making home equity loans as those utilized in making residential mortgage loans.

         The Bank also intends, in certain circumstances, to purchase or participate in adjustable-rate mortgage loans.

         As of December 31, 1996, of the $7,011,000 in Rushmore Loans, $5,736,000 were one-to-four family mortgage loans, or approximately 81.81% of the Rushmore Loans and $72,000 were second trust mortgage loans, or 1.03% of the Rushmore Loans.

         Commercial and Multi-Family Real Estate Loans. The Bank intends to offer commercial and multi-family real estate loans (five units or more) generally secured by property located in the Bank's market areas. The Bank also intends, in certain circumstances, to purchase or participate in commercial and multi-family loans. In reaching a decision on whether to make a commercial real estate or multi-family loan, it is anticipated that the Bank will consider a number of factors, including market conditions, the net operating income of the mortgaged premises before debt service and depreciation, the debt service ratio (the ratio of net operating income to debt service) and the ratio of loan amount to appraised value.

         Commercial real estate and multi-family loans are generally larger and present a greater degree of risk than loans secured by one- to four-family residences. Because payments on loans secured by commercial real estate and multi-family properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or in the economy. It is anticipated that the Bank will seek to minimize these risks through its underwriting standards.

         As of December 31, 1996, of the $7,011,000 in Rushmore Loans, $942,000 were commercial real estate loans, or approximately 13.44% of the Rushmore Loans. The commercial real estate loans are primarily concentrated in loans secured by restaurants and taverns. The Bank is not acquiring any multi-family loans from Rushmore.

         Construction Loans. It is anticipated that the Bank will, on a case by case basis, originate loans for the development of property to customers in its market areas. It is anticipated that the Bank's construction loans primarily will be made to finance the construction of one- to four-family, owner-occupied residential properties.

         Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, the Bank would be confronted with a project, when completed, having a value which is insufficient to ensure full repayment.

         The Bank is not acquiring any construction loans from Rushmore.

         Commercial Business Loans. The Bank intends to pursue opportunities to offer commercial business loans, primarily to businesses located in the Bank's market areas. Federally chartered savings institutions such as the Bank are authorized to make secured or unsecured loans and letters of credit for commercial, corporate, business and agricultural purposes and to engage in commercial leasing activities. However, federally chartered savings institutions generally are limited in the amount of commercial business loans they may hold in their portfolio to a maximum of 20% of total assets.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

         The Bank is not acquiring any business loans from Rushmore.

         Consumer Loans. The Bank intends to make a variety of consumer loans which will primarily consist of fixed rate installment loans secured by automobiles or by deposits at the Bank.

         Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

         As of December 31, 1996, of the $7,011,000 in Rushmore Loans, $261,000 were consumer loans, or approximately 3.72% of the Rushmore Loans.

         Marketing and Procedures for Loan Approvals

         The Bank's lending activity will be conducted primarily from its Banking Office, primarily through contacts with existing and past customers of the Baltimore Branch, advertising, customer calls and contacts by the Bank's employees, officers and directors and solicitations to local real estate brokers, builders and real estate developers. The Bank's lending will be subject to written underwriting standards and to loan origination procedures. Decisions on loan applications will be made on the basis of detailed applications and property valuations. The loan applications will be designed primarily to determine the borrower's ability to repay and the more significant items on the applications will be verified through use of credit reports, financial statements, tax returns and/or confirmations. The Bank generally will sell originations of fixed rate loans in the secondary market and will retain in its portfolio only rate sensitive products.

         The Bank generally will require title insurance on its real estate secured loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. The Bank also will require flood insurance to protect the property securing its interest when the property is located in a flood plain.

         Delinquent Loans

         Management of the Bank will perform reviews of all delinquent loans. The procedures taken by the Bank with respect to delinquencies will vary depending on the nature of the loan and period of delinquency. It is anticipated that the Bank generally will require that delinquent mortgage loans be reviewed and that a written late charge notice be mailed shortly after the date of delinquency. It is anticipated that the Bank's policies will provide that telephone contact will be attempted to ascertain the reasons for delinquency and the prospects of repayment. When contact is made with the borrower at any time prior to foreclosure, the Bank will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure. It is anticipated that it will be the Bank's policy to place all loans that are delinquent by three or more payments on non-accrual status, resulting in the Bank no longer accruing interest on such loans and reversing any interest previously accrued but not collected. A non-accrual loan may be restored to accrual status when delinquent principal and interest payments are brought current and future monthly principal and interest payments are expected to be collected. Any property acquired by the Bank as a result of foreclosure on a mortgage loan will be classified as "real estate owned" and will be recorded at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carried at the lower of cost or net realizable value. Upon foreclosure, the Bank generally will require an appraisal of the property and, thereafter, appraisals of the property on an annual basis and external inspections on at least a quarterly basis.

         The following table indicates delinquencies in the Rushmore Loans at December 31, 1996. The information in the table has been derived from information provided by Rushmore.

                                                                          At December 31, 1996
                                                                          --------------------
                                                          30-89 Days                              90 Days or More
                                                          ----------                              -------
                                                Number             Principal Balance       Number          Principal Balance
                                               of Loans                of Loans          of Loans              of Loans
                                               --------                --------          --------              --------
Commercial Real Estate                           --                    $     --             --                 $  --
Residential Real Estate                           3                      97,000             --                    --
Consumer                                         --                          --             --                    --
                                                                        -------           ------               ------
    Total Loans                                   3                     $97,000             --                    --
                                                 ===                    =======           ======               ======
Delinquent Loans to Total Loans                             1.38 %                                      -- %
                                                           ======                                     ======

         Classified Assets

         Federal regulations require and the Bank's policy will require that the Bank utilize an internal asset classification system as a means of reporting problem and potential problem assets. It is anticipated that the Bank will classify problem and potential problem assets as "Substandard," "Doubtful" or "Loss." An asset will be considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets will include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" will have all of the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "Loss" will be those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but posses weaknesses will be designated "Special Mention."

         When the Bank determines that an asset should be classified, it generally will not establish a specific allowance for such asset unless it determines that such asset should be classified as "Loss." When the Bank classifies one or more assets, or portions thereof, as "Substandard" or "Doubtful," it will establish a general valuation allowance for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. In determining the amount of the general valuation allowance, the Bank's management will consider, among other matters, the net realizable value of the underlying collateral, national and regional economic conditions, trends in the real estate market in the Bank's market area, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. When the Bank classifies one or more of its assets, or portions thereof, as "Loss," it will either establish a specific allowance for losses equal to 100% of the amount of the asset so classified or will charge off such amount.

         A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The OTS, in conjunction with the other federal banking agencies, recently adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems, that management has analyzed all significant factors that affect the collectability of the portfolio in a reasonable manner, and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. While the Bank believes that it will establish an adequate allowance for loan losses, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to materially increase at that time its allowance for loan losses, thereby negatively affecting the Bank's financial condition and earnings at that time.

         As of December 31, 1996, Rushmore classified $16,000 of the Rushmore Loans as "Substandard." As of December 31, 1996, Rushmore did not classify any Rushmore Loans as "Doubtful" or "Loss."

         Allowance for Loan Losses

         The Bank will attempt to manage the risk characteristics of its loan portfolio through various control processes, such as credit evaluations of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Bank will seek to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management of the Bank recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

         The allowance for loan losses represents a reserve for potential losses in a bank's loan portfolio. The Bank will periodically evaluate the adequacy of the allowance for loan losses based on a review of all significant loans, with a particular emphasis on non-accruing, past due and other loans that management believes requires special attention. For significant problem loans, management's review will consist of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. Specific reserves against the remaining loan portfolio will be based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends and collection experience, along with an assessment of the effects of external economic conditions.

         The following table summarizes the allowance activities for the Baltimore Branch for the years ended December 31, 1996 and 1995. The information in the table has been derived from information provided by Rushmore. However, the determination of the appropriate allowance level was based upon a number of assumptions by Rushmore about future events, which may or may not prove valid.

                         Years Ended
                   December 31, 1996
                   -----------------
Allowance for loan losses, beginning of period                    $90,000
Loans charged off                                                  40,000
Recoveries                                                            ---
Provision for loan losses                                             ---
                                                                  -------

Allowance for loan losses, end of period                          $50,000
                                                                  =======

         Rushmore does not allocate its allowance for loan losses by loan type.

         Upon the commencement of its operations, the Bank's loans will consist of the loans acquired pursuant to the Acquisition. Because these loans were originated by Rushmore, the Organizers have made an estimate of what they believe to be a reasonable initial allowance account for the Bank. In establishing the Bank's initial allowance for loan losses, the Organizer's have relied on, among other things, conversations with Rushmore, a review of the payment history of the Rushmore

Loans and current economic conditions. Although the Organizers' believe that the Bank' initial allowance for loan losses will be adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. In addition, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's loans. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required. Upon the commencement of its operations, the Bank estimates its allowance for loan losses will be $50,000, which will represent approximately 0.7% of the Bank's outstanding loans.

         The Company will adopt the provisions of Statements of Financial Accounting Standards No. 114 ("SFAS 114"), Accounting by Creditors for Impairment of Loan, as amended by Statements of Financial Accounting Standards No. 118 ("SFAS 118), Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, effective January 1, 1995. SFAS 114 and 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral. The Bank will acquire one impaired loan from Rushmore with a carrying value of $16,000. As of December 31, 1996, Rushmore had established a valuation allowance related to such loan of $4,000.

         The Bank will classify loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected. The loans will be classified as non-accrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. The Bank will recognize interest on non-accrual loans only when received. Upon the commencement of its operations, the Bank does not anticipate having any non-accrual loans in its loan portfolio.

         The following table indicates the Rushmore Loans which were 90 days or more delinquent as of December 31, 1996 and 1995 and which were placed on non-accrual status by Rushmore. The information has derived from information provided by Rushmore.

         Non-Performing Assets
         ---------------------
                                                                 At December 31,
                                                                 ---------------
                                                      1996             1995
                                                      ----             ----
Loans on non-accrual basis ...................    $     ---          $ 55,000
Accruing loans delinquent 90 days or more.....    $     ---          $ 72,000
                                                   ----------         -------

    Total non-performing loans ...............    $     --           $127,000
                                                   ==========         =======

        The following table indicates the amount of interest that would have been recorded had all loans classified as non-accrual been current in accordance with their original terms and the amount of interest actually accrued. The information in the table has been derived from information provided by Rushmore.

        Forgone Interest
        ----------------
                                                       For the Year Ended
                                                          December 31,
                                                          ------------
                                                   1996                 1995
                                                   ----                 ----

Interest income that would have been           $     --                 $4,000
 accrued at original terms.. ..............
Interest recognized................. ......    $     --                 $3,000

        Based on conversations with Rushmore and a review by the Organizers of the Rushmore Loans, it is anticipated that the Bank, upon commencement of its business, will have loans in its portfolio with an aggregate outstanding balance of approximately $34,000 as of December 31, 1996 with respect to which known information about the possible credit problems of the borrowers or the cash flow of the security have caused the Organizers to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

Securities Portfolio

        As a federally chartered savings institutions, the Bank will have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, mortgage-backed and related securities and federal funds. Subject to various restrictions, the Bank also may invest in commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. Additionally, the Bank will be required to maintain minimum levels of investments that qualify as liquid assets under OTS regulations. See "REGULATION - Federal Savings Institution Regulation
- QTL Test."

        While mortgage-backed and related securities carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect the value of such securities. Specifically, investments in mortgage-backed and related securities involve risks that actual prepayments may exceed prepayments estimated over the life of the security that may result in a loss of any premiums paid for such securities thereby reducing their net yield. Conversely, if interest rates increase, the market value of such securities may be adversely affected.

        The Board of Directors of the Bank will set the investment policy of the Bank. It is anticipated that the policy will dictate that investments be made based on the safety of the principal, the liquidity requirements of the Bank and the return on the investment and capital appreciation. It is anticipated that all investment decisions will be made by the Bank's investment committee.

Sources of Funds

        Deposits will be the primary source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, the Bank may obtain funds from advances from the Federal Home Loan Bank of Atlanta and other borrowing.

        Deposits

        It is anticipated that the Bank will offer a variety of deposit accounts having a range of interest rates and terms. It is intended that the Bank's deposits will consist of checking accounts, NOW accounts, money market accounts, statement savings accounts, individual retirement accounts and certificates of deposit. In addition to the Baltimore Branch Deposits being acquired pursuant to the Acquisition, the Bank's deposits will be obtained primarily from its market areas. The Bank will rely on relationships with existing and past customers of the Baltimore Branch, advertising and customer calls and contacts by the Bank's employees, officers and directors to attract and retain deposits. The Bank does not intend to use brokers to obtain deposits. The Bank intends to pay competitive interest rates on deposits, but other institutions in its area may offer higher interest rates. All deposits will be insured by the Savings Account Insurance Fund ("SAIF") administered by the FDIC up to the maximum amount allowed by law (generally, $100,000 per depositor subject to aggregation rules).

        It is anticipated that the variety of deposit accounts offered by the Bank will allow it to be competitive in its market area in obtaining funds and will enable it to respond with flexibility to changes in customer demand. The ability of the Bank to attract and maintain deposit accounts will be affected by market conditions.

        The following table details the average amount, the average rate paid on and the total of the following deposit categories for the Baltimore Branch Deposits for the year ended December 31, 1996. The average balances were calculated using month-end balances as daily averages were not available for the period presented. The information in the table has been derived from information provided by Rushmore.

                                                              Year Ended
                                                           December 31, 1996
                                                           -----------------
                                                                                     Percent
Composition of Deposits                      Average Balance    Average Rate        of Total
-----------------------                      ---------------    ------------        --------
Checking                                            $221,000       -----%             2.73%
Total Checking

Savings
   Statement savings                               1,995,000        2.50             24.60%
   Money market                                    4,707,000        5.30             58.06
   Certificates of deposit                           629,000        4.56              7.76
   Jumbo CD                                               --        ---                 --
   IRA                                               471,000        4.06              5.81
   IRA Money Market                                   84,000        5.30              1.04
                                                  ----------        ----              ----
       Total Savings                              $7,886,000        4.45%            97.27%
                                                  ----------        -----            ------
    Total                                         $8,107,000                           100%
                                                  ==========                           ----

        Based on information provided by Rushmore, none of the Baltimore Branch Deposits had remaining maturities in amounts of $100,000 or more as of December 31, 1996.

        Borrowing

        The Federal Home Loan Bank System (the "FHLB System") functions as a reserve credit capacity for savings associations and certain other home financing institutions. Members of the FHLB System are required to own capital stock in a Federal Home Loan Bank (a "FHLB"). The Bank will be a member of the FHLB System and will be required to own stock in the FHLB of Atlanta.

        It is anticipated that the Bank will be able to obtain advances from the FHLB of Atlanta upon the security of its capital stock in the FHLB of Atlanta and its mortgage loans and mortgage-backed securities. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The FHLB of Atlanta will limit the advances it makes to the Bank based upon its review and analysis of the Bank. The Bank may use FHLB advances as an alternative source of funds to deposits in order to fund its lending activities when it determines that it can profitably invest the borrowed funds over their term. See "REGULATION - Federal Home Loan Bank System."

Other Services

        Other anticipated Bank services include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks and automatic drafts for various accounts. The Bank plans to become associated with a network of automated teller machines that may be used by customers of the Bank throughout Maryland and other regions.

        The Bank does not plan to exercise trust powers during its initial years of operation. The Bank may in the future offer a full-service trust department, but cannot do so without the prior approval of the OTS. The Bank also currently does not intend to operate outside the State of Maryland or internationally and does not intend to offer investment banking services.

Description of Property

        The Banking Office will be located at 3621 East Lombard Street, Baltimore, Maryland 21224. Its telephone number will be (410) 342-8303. The Banking Office contains approximately 2,000 square feet in a converted two-story rowhome that has been utilized as a bank since 1927. The Banking Office is located on the corner of two city streets, and is convenient to walk-in customers and customers who use readily available street parking nearby.

        Pending commencement of banking operations, the Bank's interim address will be 515 East Joppa Road, Towson, Maryland 21286 and its interim telephone number will be (410) 825-5580. The interim office will be used only for administrative purposes.

Employees

        It is anticipated that, upon commencement of banking operations, the Bank will have three full-time employees and two part-time employee. It is anticipated that all of these employees, except one part-time employee who will be newly hired, will be former employees of Rushmore, including Patricia D'Alessandro, who currently is a Vice President of Rushmore with managerial responsibilities for the Baltimore Branch. Subject to regulatory approval, Ms. D'Alessandro will serve as the President of the Bank and the Vice President of the Company. Ms. D'Alessandro has over 20 years of experience in the commercial and retail banking industry. See "THE ACQUISITION - General" and "MANAGEMENT."

                                   REGULATION

General

        As a federal stock savings bank, the Bank will be subject to examination, supervision and comprehensive regulation by the OTS, as its chartering agency, and the FDIC, as the deposit insurer. With respect to certain consumer credit laws, the Bank will be subject to regulation by the Commissioner of Financial Regulation of the State of Maryland. The Bank will be a member of the FHLB System and its deposit accounts will be insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), administered by the FDIC. The Bank will be required to file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The OTS and the FDIC will perform periodic examinations to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

        The Company, as a savings and loan holding company, also will be required to file certain reports with and otherwise comply with the rules and regulations of the OTS and of the SEC under the federal securities laws.

        On September 30, 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "1996 Act") was enacted. The 1996 Act changed a broad spectrum of prior banking laws. Among other things, the 1996 Act requires the Secretary of the Treasury to present a report to Congress before March 31, 1997 containing the Secretary's recommendations for a common depository charter for all federally chartered depository institutions, and the elimination of separate charters between thrifts and commercial banks. The Secretary has made two alternative recommendations to Congress. Under the first alternative, after a two-year conversion period, all federally chartered thrifts would be required to convert to national banks or state banks and the OTS would be abolished. Under the second alternative, the thrift charter would remain intact. In addition, legislation currently is pending before Congress that is substantially similar to the Secretary's first alternative described above. If the Bank was required to convert from a federal stock savings bank to a national bank or a state bank, the Bank's regulatory structure could significantly change. At this time, however, it is not possible to determine the effect of the Secretary's recommendations or the extent to which the Secretary's recommendations, Congress' action on the recommendations or Congress' actions on the pending legislation would effect the operations of the Bank.

        The following is intended only as a summary of governmental supervision and regulation of the Bank and the Company (as a savings and loan holding company) and does not purport to be a complete analysis of the laws and regulations which will govern the operations of the Bank and the Company.

Federal Savings Institution Regulation

        Business Activities. The activities of federal savings associations are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act ("FDI Act") and the regulations issued by the agencies to implement these acts. These laws and regulations delineate the nature and extent of the activities in which federal savings associations may engage. For example, these laws and regulations limit to a specified percentage of the association's capital or assets the types of loans (commercial, non-residential real property loans and consumer loans) that may be made by the association.

        Loans-to-One Borrower. Under the HOLA, savings associations are generally required to comply with the loans to one borrower limitations applicable to national banks. National banks generally may make loans to one borrower in amounts up to 15% of the bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion.

        The HOLA provides exceptions under which a savings association may make loans to one borrower in excess of the generally applicable national bank limits. A savings association may make loans to one borrower in excess of such limits under one of the following circumstances: (i) for any purpose, in any amount not to exceed $500,000; or (ii) to develop domestic residential housing units, in an amount not to exceed the lesser of $30 million or 30% of the savings association's unimpaired capital and unimpaired surplus, provided other conditions are satisfied. The Federal Institutions Reform, Recovery, and Enforcement Act of 1989 provided that a savings association could make loans to one borrower to finance the sale of real property acquired in satisfaction of debts previously contracted in good faith in amounts up to 50% of the savings association's unimpaired capital and unimpaired surplus. The OTS, however, has modified this third standard by limiting loans to one borrower to finance the sale of real property acquired in satisfaction of debts to 15% of unimpaired capital and surplus. The OTS rule provides, however, that purchase money mortgages received by a savings association to finance the sale of such real property do not constitute "loans" (provided no new funds are advanced and the savings association is not placed in a more detrimental position holding the note than holding the real estate) and, therefore, are not subject to the loans to one borrower limitations.

        QTL Test. The HOLA requires savings associations to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less:
(i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) on a monthly average basis in at least 9 months out of each 12 month period. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions.

        Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital.

        The regulations establish three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In the event the Bank's capital fell below its capital requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by the Bank, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

        Liquidity. Under applicable federal regulations, savings associations are required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage (currently 5%) of the average daily balance of the savings association's net withdrawable deposit accounts plus short-term borrowing. OTS regulations also require each savings association to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of the average daily balance of its net withdrawable deposit accounts and short-term borrowing. Monetary penalties may be imposed for failure to meet these liquidity requirements.

        Assessments. Savings associations are required by regulation to pay assessments to the OTS to fund the agency's operations. The general assessment is paid on a semi-annual basis and is computed upon the savings association's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly Thrift Financial Report.

        Branching. OTS regulations permit savings associations to branch nationwide under certain conditions. Generally, savings associations may establish interstate networks and geographically diversify their loan portfolios and lines of business. The OTS' authority preempts any state law purporting to regulate branching by federal savings associations.

        Transactions with Related Parties. Transactions engaged in by a savings association with a related party or an "affiliate" (i.e., any company that controls or is under common control with the savings association) will be subject to the restrictions contained in Sections 23A and 23B of the Federal Reserve Act (the "FRA"). Section 23A of the FRA limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings association and also limits the aggregate amount of transactions with all affiliates to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances including credit standards that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. Notwithstanding Sections 23A and 23B, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act ("BHC Act"). Further, no savings association may purchase the securities of any affiliate other than a subsidiary.

        In addition, a savings association's authority to extend credit to its executive officers, directors and 10% stockholders, as well as entities controlled by such persons, is governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder.

Among other things, these laws and regulations require that such loans be made on terms and conditions substantially the same as those offered to unaffiliated individuals and may not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans that a savings association may make to such persons based, in part, on the savings association's capital position, and requires that certain board approval procedures be followed.

        Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings associations and has the authority to bring action against all "institution-affiliated parties," including stockholders who participate in the conduct of the affairs of a savings association, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on the institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

        Capital Requirements. OTS regulations require that savings associations maintain (i) "tangible capital" in an amount of not less than 1.5% of total assets; (ii) "core capital" in an amount not less than 3.0% of total assets; and
(iii) a level of risk- based (or "total") capital equal to at least 8% of risk-weighted assets.

        Capital standards established by the OTS for savings associations must generally be no less stringent than those applicable to national banks. Under OTS regulations, the term "core capital" generally includes common stockholders' equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries less unidentifiable intangible assets (other than certain amounts of supervisory goodwill) and certain investments in certain subsidiaries plus 90% of the fair market value of readily marketable purchased mortgage servicing rights ("PMSRs") and purchased credit card relationships (subject to certain conditions). "Tangible capital" generally is defined as core capital minus intangible assets and investments in certain subsidiaries, except PMSRs.

        In determining total risk-weighted assets for purposes of the risk-based requirement, (i) each off-balance sheet asset must be converted to its on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0% to 100% (depending upon the nature of the asset); (ii) the credit equivalent amount of each off-balance sheet asset and each on-balance sheet asset must be multiplied by a risk factor ranging from 0% to 200% (again depending upon the nature of the asset); and
(iii) the resulting amounts are added together and constitute total risk-weighted assets. "Total capital," for purposes of the risk-based capital requirement, equals the sum of core capital plus supplementary capital (which, as defined, includes the sum of, among other items, perpetual preferred stock not counted as core capital, limited life preferred stock, subordinated debt and general loan and lease loss allowances up to 1.25% of risk-weighted assets) less certain deductions. The amount of supplementary capital that may be counted towards satisfaction of the total capital requirement may not exceed 100% of core capital, and OTS regulations require the maintenance of a minimum ratio of core capital to total risk-weighted assets of 4%.

        OTS regulations have been amended to include an interest-rate risk component to the risk-based capital requirement. Under this regulation, an institution is considered to have excess interest rate-risk if, based upon a 200-basis point change in market interest rates, the market value of an institution's capital changes by more than 2%. This new requirement, application of which has been delayed indefinitely by the OTS, is not expected to have any material effect on the ability of the Bank to meet the risk-based capital requirement. The OTS also revised its risk-based capital standards to ensure that its standards provide adequately for concentration of credit risk, risk from nontraditional activities and actual performance and expected risk of loss on multi-family mortgages.

        Capital requirements higher than the generally applicable minimum may be established for a particular savings association if the OTS determines that the institution's capital was or may become inadequate in view of its particular circumstances.

        The following table sets forth the Bank's pro forma level of regulatory capital and its required level of regulatory capital as of December 31, 1996, giving effect to the Offering and the consummation of the Acquisition.


                            Actual Capital                      Required Capital                  Excess Capital
                      --------------------------          ----------------------------     ------------------------
                      Amount          Percentage          Amount            Percentage      Amount       Percentage
                      ------          ----------          ------            ----------      ------       ----------
Tangible......      $1,745,000            20.7%          $126,000               1.5%       $1,619,000       19.3%
Core..........      $1,745,000            20.7%          $252,000               3.0%       $1,493,000       17.8%
Risk-based....      $1,745,000            37.3%          $374,000               8.0%*      $1,371,000       29.3%

*Based on Risk Weighted Assets of $4,673,000.

       Prompt Corrective Regulatory Action. Pursuant to the FDI Act, the federal banking agencies established for each capital measure levels at which an insured institution is deemed to be well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Federal banking agencies are required to take prompt corrective action with respect to insured institutions that fall below minimum capital standards. The degree of required regulatory intervention for institutions that are not at least adequately capitalized is tied to an insured institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as an institution's capital declines.

        The prompt corrective action regulations generally are based upon an institution's capital ratios. Under the prompt corrective action regulations adopted by the OTS, an institution will be considered (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure); (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 4% or grater, and a leverage ratio of 4% or grater (3% or greater if the institution is rated composite 1 in its most recent report of examination); (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 or core capital to risk-weighted assets ratio of less than 4%, or a leverage ratio that is less than 4% (3% if the institution is rated composite 1 in its most recent report of examination); (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 or core capital to risk-weighted assets ratio that is less than 3%, or a leverage ratio that is less than 3%; and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is less than or equal to 2%. The regulations also permit the OTS to determine that a savings institution should be classified in a lower category based on other information, such as the institution's examination report, after written notice and an opportunity for a hearing.

        Subject to a narrow exception, the regulations require the OTS to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulations also provide that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions may become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators, restrictions on growth and capital distributions and limitations on expansion. The OTS also could take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

        Standards for Safety and Soundness. The FDI Act requires each federal banking agency to prescribe standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies recently adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards.


        The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Institutions are required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with its size and the nature and scope of their operations. In addition, institutions must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with their size and the nature and scope of their operations.

        If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulation establishes deadlines for the submission and review of such safety and soundness compliance plans.

        Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA") and the implementing OTS regulations, the Bank will have a continuing and affirmative obligation to help meet the credit needs of its local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet the communities credit needs and the specific types of credit that the institution is willing to extend. The Bank's Board of Directors will be required to review the appropriateness of the delineation of its community at least annually.

        Insurance of Deposit Accounts. Federal deposit insurance is required for all federally chartered savings associations. Deposits at the Bank will be insured up to a maximum of $100,000 for each depositor by the SAIF, which currently provides deposit insurance for federally chartered savings associations. As a result of the 1996 Act, however, SAIF eventually will cease to be the deposit insurer for federal savings associations. The 1996 Act provides that SAIF and BIF, which is the insurance fund which insures most commercial bank deposits, shall be merged into a new insurance fund to be called the Deposit Insurance Fund ("DIF"). Like SAIF and BIF, DIF will be administered by the FDIC. The 1996 Act provides that the SAIF/BIF merger shall occur by January 1, 1999, provided that no federally chartered savings associations exist as of such date.

        The 1996 Act requires SAIF insured institutions to pay a one-time assessment to increase the capitalization of SAIF. The purpose of the assessment is to bring SAIF premiums in line with deposit insurance premiums assessed by BIF. The 1996 Act is unclear with respect to its effect on institutions like the Bank as the legislation does not address how or if the one-time assessment will be applied to federal savings associations chartered after the enactment of the legislation. It is the Organizers' understanding from conversations with the applicable regulatory authorities that the one-time assessment will not be assessed against the Bank. However, there can be no assurance that that will be the case.

        Under either SAIF or BIF, to evaluate a financial institution's deposit insurance assessment, the FDIC has adopted a risk-based insurance assessment system. Based on the institution's financial condition, the FDIC assigns an institution to one of three capital categories: (i) well capitalized, (ii) adequately capitalized or (iii) or less than adequately capitalized, as such terms are defined under the OTS' prompt corrective regulatory action regulations (discussed above), except that "less than adequately capitalized" includes any institution that is not well capitalized or adequately capitalized. Within each capital category, institutions are assigned to one of three supervisory subgroups - "healthy" (institutions that are financially sound with only a few minor weaknesses), "supervisory concern" (institutions with weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk to the deposit insurer) or "substantial supervisory concern" (institutions that pose a substantial probability to the deposit insurer unless corrective action is taken). An institution's assessment rate depends on the capital category and supervisory subgroup to which it is assigned. The FDIC has raised deposit insurance premiums several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

        Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS.

Holding Company Regulation

        The Company will be a non-diversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company will be required to register with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS will have enforcement authority over the Company and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. The Bank will be required to notify the OTS thirty days before declaring any dividend to the Company.

        As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank is a QTL. See REGULATION - Federal Savings Institution Regulation" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would become subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS and to other activities authorized by OTS regulation.

        The HOLA prohibits a savings and loan holding company from acquiring control of another savings association, or holding company thereof, without prior written approval of the OTS. Control includes acquisition of more than 25% of any class of voting stock or 10% of any class of voting stock if certain OTS defined control criteria are present. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and association involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. Except in certain circumstances, the OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state.

New Federal Legislation

        The following is intended only as a summary of certain portions of the 1996 Act that may have a direct or indirect effect on the business and operations of the Bank and the Company (as a savings and loan holding company) and does not purport to be a complete analysis of the 1996 Act.

        The 1996 Act modified or eliminated certain previously applicable regulatory requirements and procedures. Bank holding companies that acquire a controlling interest in a federally chartered thrift or a savings and loan holding company may now do so without OTS approval. However, Federal Reserve approval, with comments from the OTS, will be required before such a transaction may occur. Capital requirements for individual branches of national banks and state member banks has been eliminated as has the approval requirement for automated teller machines. Also, national banks and state member banks, if they are considered well capitalized and well managed, no longer need regulatory approval to invest in bank premises or in the stock of a corporation holding bank premises. In addition, prior regulatory approval of directors and executive officers has been limited to depository institutions that do not meet minimum capital requirements or that are required to submit a capital restoration plan.

        The 1996 Act permits extensions of credit to be made to officers, directors and principal stockholders of a depository institution pursuant to a benefit or compensation program if the program is widely available to employees of the institution and does not give preference to any officer, director, principal stockholder or any related party over other employees of the institution.

        Under the 1996 Act, prior notice is no longer required for closure of an automated teller machine. In addition, prior notice is no longer required for the relocation or consolidation of one or more branches if the relocation or consolidation occurs within the same immediate neighborhood and does not substantially affect the nature of the business or the customers served.

        The 1996 Act grants the OTS the authority to make, by regulation, exceptions to the prohibitions against tying arrangements if such exceptions are not contrary to existing law and are consistent with exceptions granted by the Federal Reserve. It also raises the regulatory threshold to place a small bank in an 18 month examination cycle (instead of the normal 12 month cycle) to $250,000,000 in assets. The exemption threshold regarding disclosure under the Home Mortgage Disclosure Act also has been raised and the threshold amount must be adjusted annually for inflation.

        The 1996 Act repeals the requirement that a depository institution's independent auditor must attest to the institution's compliance with certain laws and regulations. Similarly, the prior requirement that all members of a depository institution's audit committee be comprised of outside directors may now be waived by the appropriate regulatory authority.

        The 1996 Act provides certain incentives for creditors to engage in self-testing to determine compliance with the Equal Credit Opportunity Act and the Fair Housing Act. A creditor who performs self testing will be able to keep such results confidential provided that the creditor meets certain conditions. The results of such self-testing may not be used in a proceeding or civil action in which violations of the Equal Credit Opportunity Act and/or the Fair Housing Act are alleged.

        Under the 1996 Act, savings associations may now make credit card loans and educational loans without any limitation regarding the percentage of such loans to total assets. The amount of commercial loans a savings association may make has been raised to 20% of total assets although amounts in excess of 10% of total assets may only be used for small business loans.

Federal Home Loan Bank System

        The Bank will be a member of the FHLB System, which consists of twelve regional FHLBs. Each FHLB provides a central credit facility primarily for member savings associations. The Bank will be required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year or 1/20 of its advances (borrowings) from the FHLB of Atlanta, whichever is greater.

        The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and also could result in the FHLBs imposing a higher rate of interest on advances to their members. The Bank's net interest income would be reduced if the FHLB reduces the amount of dividends it pays to its members or if the interest rate on FHLB advances were to increase. Further, there can be no assurance that any legislation relating to the FHLBs will not cause a decrease in the value of the FHLB stock to be held by the Bank.

Federal Reserve System

        Federal Reserve regulations require that savings associations maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $52.0 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3%; and for accounts greater than $52.0 million, the reserve requirement is $1.6 million plus 10% (subject to adjustment by the Federal Reserve between 8% and 14%) against that portion of total transaction accounts in excess of $52.0 million. The first $4.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement will be to reduce the Bank's interest-earning assets.

        Savings associations have the authority to borrow from the Federal Reserve "discount windows," but Federal Reserve regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

                                   MANAGEMENT


        The following table sets forth the respective names, residential or business addresses, position with the Company and/or the Bank of the Organizers and the Additional Directors and the number of shares of Common Stock which it is anticipated that such persons, directly or indirectly, together with their immediate families, will purchase (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) in the Offering. The table also provides the anticipated purchases of Common Stock in the Offering of all officers and directors of the Company as a group. The Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares.


                              [See Following Page]

                                                                                  Anticipated Common Stock Purchases(1)
                                                                                  -------------------------------------
                                         Positions with
                                       the Company and/or              Anticipated               Minimum                  Maximum
Name (Age)                                 the Bank(2)                Number (3)(4)           Offering (5)             Offering (6)
----------                                 -----------                -------------           ------------             ------------
Garbis Baklayan (50)                        Director                    10,050(4)                 4.19%                    3.35%
7900 Belair Road
Baltimore, MD 21236

Nicholas J. Belitsos, M.D. (46)             Director                    10,000(4)                 4.17%                    3.33%
20 East Eager Street
Baltimore, MD 21202

Henry A. Berliner, Jr. (62)                 Director                     1,500                    0.63%                    0.50%
2444 Holly Ave., Suite 201
Annapolis, MD 21401

King V. Cheek (59)                          Director                     8,220(4)                 3.43%                    2.74%
711 S. Central Ave.
Baltimore, MD 21202

Cynthia B. Conklin (43)                     Director                     2,550                    1.06%                    0.85%
230 E. Montgomery Street
Baltimore, MD 21230

Patricia D'Alessandro (52)             Vice President (7),                 250(4)                 0.10%                    0.08%
3621 E. Lombard Street                    President(8)
Baltimore, MD 21224

William A. Fogle, Jr. (61)                  Director                     1,200(4)                 0.50%                    0.40%
RRI Box 192
Glen Rock, PA 17327

Constantine Frank (42)                      Director                    10,000(4)                 4.17%                    3.33%
14721 Manor Road
Phoenix, MD 21131

J. Clarence Jameson, III (66)               Director                    20,050(4)                 8.35%                    6.68%
515 E. Joppa Road                   (Chairman of the Board),
Towson, MD 21286                         President (7),
                                       Vice President (8)

                                                                                   Anticipated Common Stock Purchases(1)
                                                                                   -------------------------------------
                                         Positions with
                                       the Company and/or              Anticipated               Minimum                  Maximum
Name (Age)                                 the Bank(2)                Number (3)(4)           Offering (5)             Offering (6)
----------                                 -----------                -------------           ------------             ------------
Kemp Jayadeva (46)                          Director                    7,500(4)                  3.13%                    2.50%
3713 Michelle Way
Baltimore, MD 21208

Norman H. Katz (70)                         Director                    2,500(4)                  1.04%                    0.83%
3420 Lynne Haven Drive
Baltimore, MD 21244

Shawki N. Malek, M.D. (53)                  Director                   10,050(4)                  4.19%                    3.35%
120 Sister Pierre Drive
Suite 408
Towson, MD 21204

Michael W. Mekalian (54)                    Director                   20,050(4)                  8.35%(11)                6.68%(11)
1911 York Road
Timonium, MD 21093

Mark D. Noar, M.D. (44)                     Director                   10,000(4)                  4.17%                    3.33%
7402 York Road, Suite 100
Towson, MD 21204

Larry D. Ohler (57)                Director , Treasurer (7,8)           2,500                     1.04%                    0.83%
9570 Berger Road
Columbia, MD 21046

Kenneth D. Pezzulla (67)           Director , Secretary (7,8)           2,500(4)                  1.04%                    0.83%
401 Washington Ave.
Suite 301
Towson, MD 21204-4804

George E. Rayme, Jr. (54)                   Director                   20,050(4)                  8.35%(11)                6.68%(11)
1911 York Road
Timonium, MD 21093

Ramon F. Roig, Jr., M.D. (64)               Director                    4,050(4)                  1.69%                    1.35%
15 Aigburth Road
Towson, MD 21204

                                                                                   Anticipated Common Stock Purchases(1)
                                                                                   -------------------------------------
                                         Positions with
                                       the Company and/or              Anticipated               Minimum                  Maximum
Name (Age)                                 the Bank(2)                Number (3)(4)           Offering (5)             Offering (6)
----------                                 -----------                -------------           ------------             ------------
Russell A. Rourke (65)                      Director                      2,500(4)                1.04%                    0.83%
15 Maryland Avenue
Annapolis, MD 21401

Melanie R. Sabelhaus (48)                   Director                      5,000                   2.08%                    1.67%
1406 Shoemaker Road
Baltimore, MD 21209

Baldev Singh (60)                           Director                     10,000                   4.17%                    3.33%
7401 Assateague Drive
Jessup, MD 20794

Officers and Directors as a
Group(9)                                                                140,520(10)              58.55%                   46.84%

(1) Although it is anticipated that the Organizers and the Additional Directors, together with members of their immediate families, will purchase the number of shares (including shares which may be issued to them in full or partial satisfaction of organizational loans made by them to the Company) indicated, neither the Organizers nor the Additional Directors nor any other subscriber will be obligated to purchase shares.
(2) Subject to regulatory approval, all of the Organizers, except Ms. D'Alessandro, will serve as directors of the Company and the Bank with Mr. Jameson serving as Chairman of the Board of the Company and the Bank. As soon as the Bank commences its operations, subject to regulatory approval, the Organizers intend to add the Additional Directors as directors of the Company and the Bank.
(3) This column includes shares which are expected to be beneficially owned by the Organizers and the Additional Directors upon the successful completion of the Offering (including shares as to which beneficial ownership has been disclaimed.) The Organizers and the Additional Directors may purchase additional shares in the Offering if necessary to permit the Company to satisfy the conditions of the Offering, and they may purchase additional shares even if the Company has satisfied the conditions of the Offering. Any shares purchased by the Organizers and the Additional Directors in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. The information contained in this column is based upon information furnished to the Company by the persons named in the table and the members of the designated group. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnote (4) below. All of such purchases will be at a price of $10.00 per share, the same price at which shares are being offered to the public.
(4) The listed amounts include shares as to which the named persons are beneficial owners but not the sole beneficial owners as follows: (i) Mr.
        Baklayan: Anticipated to include 10,000 shares held for the benefit of Mr. Baklayan's IRA, as to which Mr. Baklayan has sole voting and investment power. (ii) Dr. Belitsos: Anticipated to include 5,000 shares held for the benefit of the Nicholas J. Belitsos, M.D. Profit Sharing Trust, as to which Dr. Belitsos is the sole trustee and 4,950 shares held jointly with Dr. Belitsos' wife, as to which Dr. Belitsos will share voting and investment power. (iii) Mr. Cheek: Anticipated to include 6,000 shares held for the benefit of the Albert C. Cheek Trust, as to which Mr. Cheek is sole trustee, and 950 shares held jointly with Mr. Cheek's wife, as to which Mr. Cheek will share voting and investment power. Also anticipated to include 1,220 shares held for the benefit of Mr. Cheek's wife's IRA, as to which Mrs. Cheek has sole voting and investment power. (iv) Ms. Conklin: Anticipated to include 2,500 shares held for the benefit of the Cynthia B. Conklin Profit Sharing Plan, as to which Ms. Conklin is the sole trustee. (v) Ms. D'Alessandro:
        Anticipated to include 200 shares held jointly with Ms. D'Alessandro's husband, as to which Ms. D'Alessandro will share voting and investment power. (vi) Mr. Fogle: Anticipated to include 200 shares held for the benefit of Mr. Fogle's IRA, as to which Mr. Fogle has sole voting and investment power. (vii) Mr. Frank: Anticipated to include 9,950 shares held jointly with Mr. Frank's wife, as to which Mr. Frank will share voting and investment power. (viii) Mr. Jameson: Anticipated to include 10,000 shares held jointly with Mr. Jameson's wife, as to which Mr. Jameson will share voting and investment power, and 10,000 shares held for the benefit of Mr. Jameson's IRA, as to which Mr. Jameson has sole voting and investment power. (ix) Mr. Jayadeva: Anticipated to include 5,000 shares held for the benefit of the Shobha Jayadeva Pension Plan, as to which Mr. Jayadeva's wife, Shobha Jayadeva, M.D., is the sole trustee and 2,450 shares held jointly with Shobha Jayadeva, M.D., as to which Mr. Jayadeva will share voting and investment power.(x) Mr. Katz:
        Anticipated to include 450 shares held jointly with Mr. Katz's wife, as to which Mr. Katz will share voting and investment power and 2,000 shares held for the benefit of Mr. Katz's wife's IRA, as to which Mrs. Katz has sole voting and investment power.
        (xi) Dr. Malek: Anticipated to include 10,000 shares held for the benefit of the Shawki N. Malek KEOGH Plan, as to which Dr. Malek has sole voting and investment power. (xii) Mr. Mekalian: Anticipated to include 20,000 shares held by Black Star Industries, Inc. Mr. Mekalian, together with Mr. Rayme, directly or indirectly control the voting and investment power of Black Star Industries, Inc., as follows: Sixty percent of the capital stock of Black Star Industries, Inc. is owned by Mr. Mekalian's wife, Anne Mekalian, or trusts for which Ms. Mekalian is sole trustee, and as to which Ms. Mekalian has sole voting and investment power, and forty percent of the capital stock of Black Star Industries, Inc. is owned by Mr. Rayme. (xiii) Dr. Noar: Anticipated to include 9,950 shares held jointly with Dr. Noar's wife, as to which Dr. Noar will share voting and investment power. (xiv) Mr. Pezzulla:
        Anticipated to include 1,750 shares held for the benefit of Mr. Pezzulla's IRA, as to which Mr. Pezzulla has sole voting and investment power and 700 shares held jointly with Mr. Pezzulla's wife, as to which Mr. Pezzulla will share voting and investment power. (xv) Mr. Rayme:
        Anticipated to include 20,000 shares held by Black Star Industries, Inc. See discussion above regarding Mr. Mekalian. (xvi) Dr. Roig: Anticipated to include 2,000 shares held for the benefit of Dr. Roig's IRA, as to which Dr. Roig has sole voting and investment power and 2,000 shares held for the benefit of Dr. Roig's wife's IRA, as to which Mrs. Roig has sole voting and investment power. (xvii) Mr. Rourke: Anticipated to include 2,450 shares held jointly with Mr. Rourke's wife, as to which Mr. Rourke will share voting and investment power.
(5) Indicates percentage of outstanding shares of Common Stock that would be beneficially owned immediately after the Offering assuming that the anticipated number of shares of Common Stock are purchased by the Organizers and the Additional Directors and the Company accepts subscriptions for the Minimum Number of Shares.
(6) Indicates percentage of outstanding shares of Common Stock that would be owned immediately after the Offering assuming that the anticipated number of shares of Common Stock are purchased by the Organizers and the Additional Directors and the Company accepts subscriptions for the Maximum Number of Shares.
(7) Subject to regulatory approval, the officers of the Company will be President - J. Clarence Jameson, III; Executive Vice President - Patricia D'Alessandro; Secretary - Kenneth D. Pezzulla, Esq.; and Treasurer - Larry D. Ohler.
(8) Subject to regulatory approval, the officers of the Bank will be Patricia D'Alessandro - President; J. Clarence Jameson, III - Vice President; Secretary - Kenneth D. Pezzulla, Esq.; and Treasurer - Larry
        D. Ohler.
(9) The Organizers and the Additional Directors may be deemed "control persons" or "promoters" of the Company as those terms are defined in
        Section 405 of the Securities Act of 1933, as amended.
(10) Includes 50 shares attributable to Mr. Mekalian, 50 shares attributable to Mr. Rayme and 20,000 shares attributable to Mr. Mekalian and Mr. Rayme through Black Star Industries, Inc. See Footnote (4) above.
(11)    See Footnote (10) above.

None of the Organizers or Additional Directors are related. Biographical information concerning the Organizers and the Additional Directors is set forth below.

GARBIS BAKLAYAN will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Baklayan is President and Chief Executive Officer of Gary's Sportswear and Athletic Shoes, a shoe and sportswear company, and has served in that capacity since 1978.

NICHOLAS J. BELITSOS, M.D. will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Dr. Belitsos currently practices internal medicine and gastroenterology in Baltimore, Maryland and is President of Nicholas J. Belitsos, M.D., P.A. He has served in that capacity for the past ten years. He is also the Director of the Digestive Disease Center at Saint Joseph's Medical Center and is an Assistant Professor of Medicine and Lecturer in Pathology at The Johns Hopkins Hospital.

HENRY A. BERLINER, JR. will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Berliner is currently "of counsel" to Berliner, Corcoran & Rowe, a law firm, and has served in such capacity since 1992. Mr. Berliner also is President and a principal of National Mortgage Corporation, a mortgage brokerage firm, and has served in such capacity since 1993. He is the Senior Vice President and general counsel of National Consulting Group, Inc., a consulting company to the insurance industry, and has served in such capacity since July 1996. He also is the President of National Asset Management Co., an asset management firm, and has held such position since 1993. Mr. Berliner was President of Second National Federal Savings Bank ("Second National") from 1984 to 1992 and was a director of Second National from 1972 to 1992. In 1992, the Office of Thrift Supervision appointed the Resolution Trust Corporation as receiver for Second National. In December 1996, Mr. Berliner and certain other former officers and directors of Second National (together with Mr. Berliner, the "Settling Individuals") entered into a Settlement and Release Agreement with the FDIC (successor to the Resolution Trust Corporation), pursuant to which, among other things, the FDIC released the Settling Individuals, upon satisfaction of certain conditions, from any actions the FDIC may have against the Settling Individuals related to their duties as officers or directors of Second National. Mr. Berliner has advised the Company that the conditions to such release have been satisfied. From 1981 to 1984, Mr. Berliner was a director, executive committee member and chairman of the loan committee of the National Bank of Commerce.

KING V. CHEEK will be a director of the Company and the Bank. Mr. Cheek currently is a Senior Adviser to the President of the New York Institute of Technology, and has served in that capacity since February 1997. Mr. Cheek also serves as a marketing representative for BCI Contractors, Inc., a construction company, and has served in that capacity since February 1997. From January 1996 until January 1997, Mr. Cheek served as an Assistant Vice President and director of marketing for BCI Contractors, Inc. Mr. Cheek was Vice President of Academic Affairs at the New York Institute of Technology from September 1992 to January 1996 and was Vice President of Institutional Advancement from 1991 to September 1992. Mr. Cheek was a director of Union Trust Bancorp from 1971 to 1974 and is currently a director of BCI Contractors, Inc.

CYNTHIA B. CONKLIN will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Ms. Conklin currently is a licensed realtor with O'Connor Piper & Flynn, a real estate sales company, and has served in that capacity for over eleven years.

PATRICIA D'ALESSANDRO will serve as Executive Vice President of the Company and will serve as President of the Bank. Ms. D'Alessandro currently is a Vice President of Rushmore Trust and Savings, FSB ("Rushmore") and has served in such capacity for over six years. Ms. D'Alessandro was employed from 1962 to 1974 and from 1984 to 1989 by Chesapeake Federal Savings and Loan Association, during which time Ms. D'Alessandro served in a variety of capacities, including assistant secretary of the association and manager of loan servicing.

WILLIAM A. FOGLE, JR. will be a director of the Company and the Bank. Mr. Fogle currently is a licensed realtor with Coldwell Banker Grempler Realty, Inc., a real estate sales company, and has served in that capacity since January 1997. He was an Assistant Vice President of Marketing and Sales of BCI Contractors, Inc., a construction company, from February 1995 to December 31, 1996. Mr. Fogle was Secretary of the Maryland Department of Licensing and Regulation from 1987 to February

1995.   Mr. Fogle was chairman of the credit committee and a member of the audit committee of the Municipal Employees Credit Union from 1982 to 1987.

CONSTANTINE FRANK will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Since 1972, Mr. Frank has been employed by Nick Frank Vending, Inc., a vending company servicing customers in the Baltimore area. Mr. Frank will become President of Nick Frank Vending, Inc. on July 1, 1997.

J. CLARENCE JAMESON, III will serve as President of the Company and Vice President of the Bank and he will serve as Chairman of the Board of Directors of both the Company and the Bank. Mr. Jameson currently is the President and a principal of Jameson and Associates, P.A., a public accounting firm, and has served in that capacity for over 13 years. From February 1994 to June 1995, Mr. Jameson was Chairman of the Board of Maryland Bank Corp., the savings and loan holding company of MarylandsBank, FSB. Mr. Jameson also was a director of MarylandsBank, FSB from February 1994 to June 1995. Mr. Jameson also was an organizer of the Bank of Maryland and its holding company, Bank Maryland Corp., and he served as Chairman of the Board of both entities from 1985 to 1990.

KEMP JAYADEVA will be a director of the Company and the Proposed Bank. Mr. Jayadeva currently is the President and sole stockholder of Allied Physician Services, Inc., a computer services firm, and has served in that capacity for over nine years. Mr. Jayadeva also is a licensed engineer and a real estate salesperson.

NORMAN H. KATZ will be a director of the Company and the Bank. Mr. Katz is an attorney is solo practice in the Baltimore metropolitan area and has been a sole practitioner for over 13 years. Mr. Katz was the assistant director of the Division of Parole and Probation for the State of Maryland from 1955 to 1978.

SHAWKI N. MALEK, M. D. will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Dr. Malek is in private practice specializing in adult and pediatric gastroenterology with offices in Towson, Maryland and has served in that capacity since 1985. He has held teaching appointments at the University of Maryland School of Medicine and the University of Damascus, Syria.

MICHAEL W. MEKALIAN will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Mekalian is the Chief Executive Officer of Blackstar Industries, Inc., a national manufacturer of specialty products for the construction industry, and has served in that capacity since its inception in November 1996. From 1979 until November 1996, Mr. Mekalian was President of Management Administrative Services, Inc., a provider of business and financial consulting services.

MARK D. NOAR, M.D., will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Dr. Noar currently is a gastroenterologist in Baltimore, Maryland and is the Chief Executive Officer of Endoscopic Microsurgery Associates, P.A. He has served in that capacity for the past eight years.

LARRY D. OHLER will serve as Treasurer of the Company and the Bank and will be a director of the Company and the Bank. Mr. Ohler currently is the Chief Financial Officer of PATS, Inc., a manufacturing and engineering company, and has served in such capacity for over 11 years. He is also a certified public accountant and is Vice President of Columbia Leasing Company, Vice President of BMW Enterprises, Inc. and a general partner in PLEDGE, a Maryland partnership.

KENNETH D. PEZZULLA will serve as Secretary of the Company and the Bank and will be a director of the Company and the Bank. Mr. Pezzulla currently is a member of Pezzulla and Pezzulla, LLC, a Towson law firm, and has served in that capacity since 1995. Mr. Pezzulla had a solo legal practice from 1975 to 1995. Mr. Pezzulla has been a director of Rushmore since 1989 and was a director of its predecessor, LaCorona Building and Loan Association, from 1963 to 1989. Mr. Pezzulla was President of LaCorona Building and Loan Association from 1985 to 1988.

GEORGE E. RAYME, JR. will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Rayme is President of Black Star Industries, Inc., a national manufacturer of specialty products for the construction industry, and has served in that capacity since its inception in November 1996. From October 1994 to November 1996, Mr. Rayme was Vice President of Sales and Marketing for Burns Russell, Inc., a licensor of manufacturing processes for the building materials industry and a chemical sales company. From October 1991 to September 1994, Mr. Rayme was General Manager of Valley Lighting Co., a retail and commercial lighting and design company.

RAMON F. ROIG, JR., M.D. will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Dr. Roig currently practices in internal medicine and gastroenterology in Baltimore, Maryland and is President of Ramon F. Roig, M.D., P.A. He has served in that capacity since 1974. He is also General Manager of Endoscopy Associates, LLC and is the Medical Director of the Endoscopy Associates Center at the Saint Joseph Professional Building.

RUSSELL A. ROURKE will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Rourke currently is the President of the EPP Company, a private real estate development company, and has served in that capacity for over 24 years. Mr. Rourke was Secretary of the
Air Force during the Reagan administration and was Assistant Secretary of Defense for Legislative Affairs from 1981-1985. Mr. Rourke was a Special Assistant to President Gerald R. Ford from 1974-1977. Mr. Rourke retired from the Marine Corps Reserves in 1985 with the rank of Colonel. He is a former member of the Board of Visitors of the United States Naval Academy and is a member of the Board of Directors of the Maryland State Fair.

MELANIE R. SABELHAUS will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Ms. Sabelhaus currently is the President and majority owner of Exclusive Interim Properties, Limited, a company which provides relocation services to executives on temporary assignment in the Baltimore, Washington, D.C. and Virginia areas. She has served in that capacity for over ten years. Prior to her association with Exclusive Interim Properties, Limited, Ms. Sabelhaus was a marketing and branch manager for IBM for 17 years. She is a director of the World Trade Center Institute, a member of the steering committee for the University of Maryland's Dinghman Center School for Entrepreneurs and a member of the Greater Baltimore Committee, the Downtown Partnership, the Howard County Chamber of Commerce, BWI Partnership and the Baltimore Area Concierge Association.

BALDEV SINGH will, subject to regulatory approval, be added by the Organizers as a director of the Company and the Bank. Mr. Singh currently is the President of BGK Truckers Inn, Inc., a Maryland based developer and operator of truck stops, gas stations and convenience stores, and has served in that capacity since 1991.

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        At the first annual  meeting of the  stockholders  of the  Company,  the directors of the Company will be divided into three classes, with each class containing one-third of the total number of directors, as near as is possible, so that, after a phase-in period, each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. Pursuant to the Bylaws of the Company, the term of office of one of the three classes of directors expires each year. See "DESCRIPTION OF CAPITAL STOCK - Certain Antitakeover Effects." The officers of the Company will be elected annually by the Board of Directors following the annual meeting of stockholders and will serve for terms of one year and until their successors are duly elected and qualified except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors of the Company.

Advisory Directors

        The Organizers have established an advisory board of directors (the "Advisory Board of Directors") for the Bank, which is comprised primarily of professionals and business persons (the "Advisory Directors"), who will provide advice to the Board of Directors of the Bank and who will promote the interests of the Bank. An advisory board of directors is not required by any Maryland or federal law or regulation and Advisory Directors are not subject to regulatory approval or supervision. The Advisory Directors will serve at the pleasure of the Board of Directors of the Bank.

Remuneration of Directors and Officers

        At the present time, the Company does not intend to have any employees other than its officers, who will serve without compensation.

        As of the date of this Prospectus, the Bank has arranged for the employment of Patricia D'Alessandro as its President. Ms. D'Alessandro will be paid $45,000 annually in connection with her duties as President of the Bank. Ms. D'Alessandro will not be a party to any employment agreement with the Bank or the Company and she could resign or be terminated at any time and for any reason. The loss of the services of Ms. D'Alessandro for any reason could have a material adverse effect on the operations of the Bank and the Company. The Bank's other officers will serve without compensation.

        During its first year of operation, it is not anticipated that any officer or employee of the Bank will earn more than $100,000.

        In consideration of services performed on behalf of the Company and the Bank in preparing the necessary bank regulatory applications and negotiating the terms of and performing the necessary investigations related to the Acquisition, upon the closing of the Offering, Organizers Jameson and Pezzulla each will be paid $25,000 from the proceeds of the Offering, and Jameson and Associates, P.A., and Pezzulla and Pezzulla, LLC, each will be paid $12,500 from the proceeds of the Offering. See "USE OF PROCEEDS."

        The Organizers do not intend for the Company to pay directors' fees until such time as the Company is profitable. The Bank intends to pay directors' fees of $50.00 for each regular meeting attended. However, the Company and the Bank reserve the right to pay directors' fees and/or to increase or decrease the fees that will be paid.

Stock Option Plan

        After the Offering, the Company expects (subject to stockholder approval or ratification, if required) to adopt a stock option plan or plans which will permit the Company to grant options to officers, directors, key employees, advisors and/or consultants of the Company and the Bank. It is anticipated that the aggregate number of shares of Common Stock to be issued pursuant to any such plan or plans would be limited to 12,000 shares, or five percent of the outstanding shares assuming the sale of the Minimum Number of Shares in the Offering. At this time, the Organizers have not considered any of the terms of such plan or plans, including, but not limited to, the basis for determining the exercise price of any shares issuable upon exercise of an option, which price may or may not be equal to the fair market value of the Common Stock on the date of the grant of the option.

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Interest of Management and Others in Certain Transactions

        In order to assure that expenses related to the Acquisition and the Offering and organizational expenses of the Company and the Bank are paid, the Organizers, the Additional Directors and the Advisory Directors (collectively, the "Lenders") have loaned an aggregate of $652,000 (the "Loan Account") to the Company for the benefit of the Company and the Bank (the "Organizational Loans"). The Organizational Loans are only repayable from the proceeds of the Offering or from unexpended funds loaned to the Company, and the Lenders may choose to receive repayment in full or in part through their receipt in the Offering of shares of Common Stock valued at $10.00 per share. The Organizational Loans bear interest as follows: (a) all money expended from the Loan Account after April 1, 1997 bears interest accruing at the rate of 10% per annum, with interest being allocated proportionately among the Lenders and (b) all money deposited into the Loan Account but not expended by the Company bears no interest.

        The Company and the Bank expect to engage in transactions in the ordinary course of business with Organizers, directors, and officers of the Company and the Bank and their affiliates on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to present any special unfavorable features to the Company or the Bank. However, the Bank will not make loans to its officers, directors or their affiliates, although any current Rushmore Loans between Rushmore and the Bank's officers, director or their affiliates will be purchased by the Bank. An overdraft checking account established by the Bank will not be considered a loan for these purposes.

        It is anticipated that the following related entities will provide services to the Company and/or the Bank:

        Jameson and Associates, P.A., will provide tax and other accounting services to the Company and the Bank. J. Clarence Jameson, III, President of the Company, Vice President of the Bank and Chairman of the Board of the Company and the Bank, is the President and a principal of Jameson and Associates, P.A.

        Pezzulla and Pezzulla, LLC, will provide legal services to the Company and the Bank. Kenneth D. Pezzulla, Secretary of the Company and the Bank and a director of the Company and the Bank, is a member of Pezzulla and Pezzulla, LLC. Mr. Pezzulla currently serves as a director of Rushmore and he will resign from that position upon consummation of the Acquisition. Mr. Pezzulla also currently provides legal services to the Baltimore Branch.

        National Mortgage Corporation will provide mortgage services to the Bank which services may include consulting services and the purchase and/or sale of mortgages. Henry A. Berliner, Jr., who, subject to regulatory approval, will be added as a director of the Company and the Bank, is the President and a principal of National Mortgage Corporation.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of five million (5,000,000) shares of Common Stock, $0.01 par value, and five million (5,000,000) shares of preferred stock, $0.01 par value. The Company has no shares issued or outstanding as of the date of this Prospectus. The following summary of certain terms of the Common Stock and preferred stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

        In general, stockholders or subscribers for stock of the Company have no personal liability for the debts and obligations of the Company solely as the result of their status as stockholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid. However, pursuant to Section 2-312(b) of the Maryland General Corporation Law (the "MGCL"), a director of the Company held liable pursuant to Section 2-312(a) of the MGCL (relating to unlawful distributions) has a right of contribution from each stockholder who knowingly accepts an unlawful distribution, and pursuant to Section 3-419 of the MGCL, the dissolution of the Company will not relieve the stockholders of the Company from any liability imposed on them by law.


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

Common Stock

        The Company is authorized to issue five million (5,000,000) shares of Common Stock, par value $0.01 per share. Upon the successful completion of the Offering, up to 300,000 shares of Common Stock will be issued and outstanding. All shares of Common Stock offered hereby will be duly authorized and will, upon payment therefor as contemplated hereby, be fully paid and nonassessable. Subject to all the rights of holders of any other class or series of stock, holders of shares of Common Stock will be entitled to receive dividends on such stock, if, as and when authorized and declared by the Board of Directors of the Company from funds legally available therefor and to share ratably in the net assets of the Company upon the voluntary or involuntary liquidation, dissolution or winding up of the Company. The Company does not plan to declare any dividends in the immediate future. See "DIVIDEND POLICY."

        Except as otherwise required by law or except as provided with respect to any other class or series of stock, each outstanding share of Common Stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

        The Charter of the Company grants to the Board of Directors the right to classify or reclassify any unissued shares of Common Stock from time to time by setting or changing the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, the Board of Directors could authorize the issuance of additional shares of Common Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As of the date hereof, the Board of Directors has no plans to classify or reclassify any unissued shares of Common Stock.

        There currently is no market for the shares of Common Stock. Although the Company has filed a registration statement with the SEC to register the issuance of the Common Stock in the Offering under the Securities Act of 1933, as amended, and the Company anticipates that it will seek the agreement of one or more broker-dealers to act as a market maker in the Common Stock, there can be no assurance that a trading market will develop for the Common Stock in the future. See "RISK FACTORS - No Market for Issuer's Securities."

Preferred Stock

        The Company is authorized to issue five million (5,000,000) shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time by the Board of Directors in one or more series. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL to fix for each such series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As of the date hereof, no shares of preferred stock are outstanding and the Company has no present plans to issue any preferred stock.

Certain Antitakeover Effects

        The provisions of the Charter, the Bylaws and the MGCL summarized in the following paragraphs may be deemed to have antitakeover effects and may delay, defer or prevent a tender offer or takeover attempt which the holders of some, or a

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

majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. In addition, certain of the provisions could make removal of management more difficult.

        Authorized Shares of Capital Stock. As discussed above, the Company's Board of Directors may classify or reclassify any unissued shares of Common Stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. In addition, the Company's Board of Directors may issue shares of preferred stock in one or more series, provided, however, that prior to issuing any such shares, the Board of Directors of the Company is required by the MGCL to fix for each such series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption.

        The possible classification or reclassification of any unissued shares of Common Stock after the Offering, or the possible issuance of shares of preferred stock, could affect the voting and other rights of stockholders of Common Stock. Among other things, Common Stock issued by the Company after the Offering and preferred stock could rank prior to the Common Stock to be issued in the Offering as to dividend rights, liquidation preferences, or both, could have full or limited voting rights (including multiple voting rights) and could, with respect to the preferred stock, be convertible into shares of Common Stock. Accordingly, the Board of Directors of the Company could authorize the issuance of additional shares of Common Stock and/or preferred stock with terms and conditions that could have the effect of discouraging or preventing an acquisition of control of the Company or a tender offer for all of the Company's stock which the holders of some, or a majority, of shares of the Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of the Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As stated above, the Company has no present plans or understandings regarding the classification or reclassification of any unissued shares of Common Stock after the Offering or the issuance of any preferred stock.

        Classified Board of Directors. The Company's Bylaws provide that the number of directors of the Company shall be nine, which number may be increased or decreased by the Board of Directors but shall not be less than three unless the number of stockholders is less than three, in which case the number of directors shall not be less than the number of stockholders. Any vacancy will be filled at any regular meeting or at any special meeting by a majority of the remaining directors. Pursuant to the terms of the Bylaws, at the first annual meeting of the stockholders, the directors shall be divided into three classes - Class A, Class B and Class C - each class to consist of an equal number of Directors, or as nearly equal a number as possible. Each Director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such Director was elected; provided, however, that the Class A Directors first chosen shall hold office for one year or until the first annual meeting following their election, the Class B Directors first chosen shall hold office for two years or until the second annual meeting following their election and the Class C Directors first chosen shall hold office for three years or until the third annual meeting following their election.

        Management of the Company believes that it is desirable to insure continuity and stability of the Company's leadership and policy, thereby enabling the Company and the Bank to carry out their long range plans for their benefit and that of their stockholders, and that a classified board may assist in achieving such continuity and stability. Such a classified Board, along with the Bylaw provision that provides that directors of the Company may only be removed for cause, would moderate the pace of any change of control of the Company since a person or entity acquiring a majority stock interest in the Company would have to wait for at least two consecutive annual meetings, covering a period of two years, in order to elect a majority of the Company's Board of Directors. The inability to change the composition of the Board of Directors immediately even if such change and composition were determined by the stockholders of the Company to be beneficial to them may tend to discourage a tender offer or takeover bid for the Company's stock.

        Absence of Cumulative Voting. Cumulative voting entitles each stockholder to cast a number of votes in the election of directors equal to the number of such stockholder's shares of Common Stock multiplied by the number of directors to be elected, and to distribute such votes among one or more of the nominees to be elected. The Company's Charter does not provide for cumulative voting by stockholders in the election of the Company's directors. The absence of cumulative voting effectively

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means  that the  holders  of a  majority  of the  shares  voted at a meeting  of stockholders may, if they so choose, elect all directors of the Company to be elected at that meeting, thus precluding minority stockholder representation on the Company's Board of Directors.

        Removal of Directors. The Company's Bylaws provide that directors of the Company may only be removed for cause. This provision will, under most circumstances, preclude a person or entity from acquiring control of the Company's Board of Directors through the removal of existing directors and the election of his or its nominees to fill the newly created vacancies.

        Certain Provisions of Maryland Law. In addition to the provisions of the Company's Charter and Bylaws, certain provisions of the MGCL may also have an antitakeover effect, such as the Maryland Business Combination Act and the Maryland Control Share Act. These acts could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

        The Maryland Business Combination Act, which is codified in Sections 3-601 to -604 of the MGCL (the "Business Combination Act"), among other things, prohibits the Company from engaging in certain business combinations (including a merger or share exchange) with a person who is the beneficial owner of 10% or more of the Company's outstanding voting stock or any affiliate of such person, or with a person who is an affiliate or associate of the Company and at any time within the two year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the Company (an "Interested Stockholder"), during the five year period following the date such person became an Interested Stockholder. This restriction does not apply if, among other things (i) the Board of Directors has approved or exempted from the Business Combination Act, a business combination prior to the Interested Stockholder becoming an Interested Stockholder; (ii) a charter amendment is adopted by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders of the Company or affiliates or associates of Interested Stockholders, expressly electing not to be governed by the provisions of the Business Combination Act; or (iii) the Company has fewer than 100 beneficial owners of stock. Also, in addition to any vote otherwise required by Maryland law or the Company's Charter, a business combination that is not prohibited by the Business Combination Act must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the Interested Stockholder, unless certain fair price provisions, as provided for in the statute, are met.

        Under the Maryland Control Share Act, which is codified in Sections 3-701 to -709 of the MGCL (the "Control Share Act"), the voting rights of "control shares" acquired in a "control share acquisition" are eliminated unless such acquisition is exempt or is approved by at least two-thirds of all of the votes (other than shares held by the person making the "control share acquisition," an officer of the Company and an employee who is also a director of the Company) entitled to be cast at a meeting called in accordance with specified procedures. A "control share acquisition" is the direct or indirect acquisition by any person of ownership or control of "control shares," which are shares of stock that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Under the Control Share Act, voting power held by a person solely through revocable proxies would not constitute a control share acquisition.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the Board of Directors of the Company to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Control Share Act, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting

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rights of such shares are  considered  and not  approved.  If voting  rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

        Among other things, the Control Share Act does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the consolidation, merger or share exchange or to acquisitions approved or exempted by the Company's Charter or Bylaws. In addition, the Control Share Act will not apply if the Company has fewer than 100 beneficial owners of stock.

Restrictions on Transferability

        Upon completion of the Offering, the Company will have a minimum of 240,000 and a maximum of 300,000 shares of Common Stock outstanding. The shares sold in the Offering will be freely tradeable, without restriction or registration under the Securities Act, except for shares purchased by "affiliates" of the Company.

        An affiliate is defined in Rule 144 of the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors and executive officers of the Company and the Bank will likely be deemed to be affiliates. The shares held by affiliates may be sold without registration only in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate of the Company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers" transactions, as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the Common Stock by affiliates of the Company pursuant to Rule 144 difficult if no trading market develops in the Common Stock.

                            DESCRIPTION OF WARRANTS

General

        Upon the successful completion of the Offering, the closing of the Acquisition and the Bank's commencement of banking operations, the Company will issue to each stockholder of the Company, for no consideration, a warrant to purchase one share of Common Stock for each share of Common Stock that the stockholder purchased in the Offering, subject to adjustment for certain events (the "Warrants"). The Warrants will be exercisable at a price of $10.00 per share (the "Exercise Price") beginning any time after December 31, 1998 until their expiration at 5:00 p.m. EST on June 30, 2007. A copy of the Warrant as approved by the Board of Directors of the Company is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

No Rights as Stockholders

        The holders of the Warrants ("Warrantholders") will not be entitled to vote, receive dividends or exercise any of the rights of holders of shares of Common Stock for any purpose until such Warrants have been duly exercised and payment of the Exercise Price has been made.


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

Right to Exercise Warrants

        The issuance of the Warrants will not be subject to the registration requirements of the Securities Act or the registration requirements of the securities act of any state. The shares of Common Stock reserved for issuance upon exercise of the Warrants have not been registered under the Securities Act. The Warrants may only be exercised upon the issuance to the Company of an opinion of counsel satisfactory to counsel to the Company and/or for submission to the Company of such evidence as may be satisfactory to counsel to the Company, in each such case, to the effect that any such exercise shall not be in violation of the Securities Act and any applicable state securities laws.
Without an opinion of counsel and/or such evidence as may be satisfactory to counsel to the Company, a Warrantholder will not be able to exercise his or its rights under the Warrants. The Company is under no obligation to register the Warrants and/or the Common Stock reserved for issuance upon exercise of the Warrants so as to enable a Warrantholder to exercise his or its rights under the Warrants.

        Subject to the above paragraph, upon presentation and surrender of the Warrant, with a duly executed purchase form, at the principal office of the Company or at such other place as the Company may designate, together with a check payable to the order of the Company in the amount of the Exercise Price times the number of shares being purchased, the Company will deliver to the Warrantholder, as promptly as practicable, certificates representing the shares of Common Stock being purchased. The Warrants may be exercised in whole or in part.

Transfer and Exchange

        A Warrantholder will not be permitted to sell, pledge, hypothecate, donate, assign or otherwise transfer a Warrant except by operation of law.

Fractional Interests

        The Company will not be required to issue any fraction of a share of Common Stock upon the exercise of a Warrant. In lieu of issuing a fraction of a share remaining after exercise of a Warrant, the Company will make a cash payment for any fraction of a share equal to the same fraction of the Exercise Price of the Warrant.

Determination of Exercise Price

        The Exercise Price of the Warrants has been determined by the Company in its sole discretion. There is no assurance that the price of the shares of the Common Stock will ever rise to a level where exercise of the Warrants would be warranted.

Adjustment to Exercise Price and Number of Shares Purchasable

        The Exercise Price of the Warrants and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment to protect the Warrantholders against dilution in certain events, including, if the
Company: (i) pays a dividend in shares of its Common Stock; (ii) subdivides outstanding shares of its Common Stock into a greater number of shares; (iii) combines outstanding shares of its Common Stock into a smaller number of shares;
(iv) reorganizes or reclassifies any of the Common Stock of the Company; (v) consolidates or merges with another entity (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification or change of the shares issuable upon exercise of the Warrants); (v) participates in a share exchange as the corporation the stock of which is to be acquired; or (vi) sells or leases all or substantially all of its assets.

                                 LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ober, Kaler, Grimes & Shriver, a Professional Corporation, 120 East Baltimore Street, Baltimore, Maryland 21202-1643.

                                    EXPERTS

        The  audited  financial  statements  of the  Company  included  in  this
Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon authority of said firm as experts in giving said report. The audited financial statements of the Baltimore Branch of Rushmore Trust and Savings, FSB, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon authority of said firm as experts in giving said report.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

        The Company's Charter and the Company's Bylaws provide, in relevant part, that the "the Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with" the MGCL.

        The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful. The Company will maintain directors and officers liability insurance.

        The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(a) the person actually received an improper benefit or profit in money, property or services; or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages for any breach of any duty owed by such directors or officers to the fullest extent permitted by Maryland law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                               AMERICASBANK CORP.

                         INDEX TO FINANCIAL STATEMENTS

AmericasBank Corp.

       Report of Independent Public Accountants...................................................................... F-2

       Balance Sheets as of December 31, 1996, and March 31, 1997 (unaudited)........................................ F-3

       Statements of Operations for the period from June 4, 1996  (Inception) to
          December  31,  1996,  and for the three  months  ended  March 31, 1997 (unaudited)......................... F-4

       Statements of Cash Flows for the period from June 4, 1996 (Inception) to
          December 31, 1996, and for the three months ended March 31, 1997 (unaudited)............................... F-5

       Notes to Financial Statements................................................................................. F-6

Baltimore Branch of Rushmore Trust and Savings, FSB

       Report of Independent Public Accountants...................................................................... F-9

       Statements of Net Assets as of December 31, 1996, and March 31, 1997 (unaudited).............................. F-10

       Statements  of  Certain  Revenues  and  Certain  Expenses  Charged to the Baltimore
       Branch for the years ended  December 31, 1995 and 1996, and for the three months ended March 31, 1996 and 1997 (unaudited).............................................................. F-11

       Statements of Cash Flows for the years ended December 31, 1995 and 1996, and for the three months ended March 31, 1996 and 1997 (unaudited)............................................. F-12

       Notes to Financial Statements................................................................................. F-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Organizers of
AmericasBank Corp.:

We have audited the accompanying balance sheet of AmericasBank Corp. (a Maryland corporation), as of December 31, 1996, and the related statements of operations and cash flows for the period from June 4, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of AmericasBank Corp. as of December 31, 1996, and the results of its operations and its cash flows for the period from June 4, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Baltimore, Maryland,
    May 15, 1997

                               AMERICASBANK CORP.


                                 BALANCE SHEETS

            AS OF DECEMBER 31, 1996, AND MARCH 31, 1997 (UNAUDITED)

                                                                                  December 31,        March 31,
                                                                                      1996               1997
                                                                                  ------------       -----------
                                                                                    (Audited)        (Unaudited)
                                    ASSETS
Cash                                                                            $      298,000     $      528,000

Nonrefundable deposit - purchase of deposits and branch
    facility                                                                            20,000             20,000

Deferred offering costs                                                                 57,000             65,000

Organizational costs                                                                   135,000            135,000

Other assets                                                                            25,000             40,000
                                                                                --------------     --------------

          Total assets                                                          $      535,000     $      788,000
                                                                                ==============     ==============


                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

    Accounts payable and accrued expenses                                       $      159,000     $      182,000

    Advances from insiders                                                             374,000            602,000
                                                                                --------------     --------------

          Total liabilities                                                            533,000            784,000
                                                                                --------------     --------------

CONTINGENCIES (Note 1)

STOCKHOLDERS' EQUITY:

    Preferred stock, par value $0.01 per share, 5,000,000 shares
       authorized; 0 shares issued and outstanding                                          -                  -

    Common stock, par value $0.01 per share, 5,000,000 shares
       authorized; 0 shares issued and outstanding                                          -                  -

    Additional paid-in capital                                                              -                  -

    Retained earnings                                                                    2,000              4,000
                                                                                --------------     --------------

          Total stockholders' equity                                                     2,000              4,000
                                                                                --------------     --------------

          Total liabilities and stockholders' equity                            $      535,000     $      788,000
                                                                                ==============     ==============


      The accompanying notes are an integral part of these balance sheets.

                               AMERICASBANK CORP.


                            STATEMENTS OF OPERATIONS

       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996

           AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                             Period From
                                             June 4, 1996        Three Months
                                            (Inception) to          Ended
                                              December 31,         March 31,
                                                 1996                1997
                                            ----------------     ------------
                                               (Audited)          (Unaudited)


Interest income                            $        2,000      $        2,000

Provision for income taxes                             -                   -
                                           --------------      --------------

          Net income                       $        2,000      $        2,000
                                           ==============      ==============


        The accompanying notes are an integral part of these statements.

                               AMERICASBANK CORP.


                            STATEMENTS OF CASH FLOWS

       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996

           AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                                                Period From June    Three Months
                                                                     4, 1996            Ended
                                                                 (Inception) to
                                                                  December 31,        March 31,
                                                                      1996               1997
                                                                ---------------    --------------
                                                                    (Audited)        (Unaudited)
OPERATING ACTIVITIES:
    Net income                                                  $        2,000     $        2,000
                                                                --------------     --------------

INVESTING ACTIVITIES:
    Cash paid for nonrefundable deposit                                (20,000)                -
    Cash paid for organization costs and
       deferred offering costs                                         (58,000)                -
                                                                --------------     -------------

          Net cash used for investing activities                       (78,000)                -

FINANCING ACTIVITIES:
    Advances from insiders                                             374,000            228,000
                                                                --------------     --------------

INCREASE IN CASH                                                       298,000            230,000

CASH, beginning of period                                                   -             298,000
                                                                --------------     --------------

CASH, end of period                                             $      298,000     $      528,000
                                                                ==============     ==============


        The accompanying notes are an integral part of these statements.

                               AMERICASBANK CORP.


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996



1.   ORGANIZATION:

AmericasBank Corp. (the Company) was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to hold all the capital stock of a proposed new federal stock savings bank with the name AmericasBank (the Proposed Bank). As of March 31, 1997, the Company has not been capitalized and is not required to be capitalized to be a corporation under Maryland law. The Company will be capitalized as a result of the contemplated initial public offering discussed in
Note 2. The Proposed Bank will be formed by the Company's purchase of approximately $2,125,000 worth of the Proposed Bank's capital stock. This money will be raised through an initial public offering of the Company's common stock (the "Offering"). Upon satisfaction of the conditions of the Offering, the Proposed Bank will purchase certain assets from and will assume certain deposit liabilities related to the Baltimore, Maryland, branch (the "Baltimore Branch") of Rushmore Trust and Savings, FSB ("Rushmore"). In addition, the Bank will purchase certain loans that were originated by Rushmore at its Montgomery County, Maryland, branch. The Proposed Bank will operate as a community-oriented bank concentrating on housing, consumer loan products and deposit services from its headquarters in Baltimore, Maryland, and anticipates that it will open for business in the third quarter of 1997. Qualifying deposits in the Proposed Bank will be insured by the Federal Deposit Insurance Corporation.

At the date of these financial statements, the Company's operations have been limited to obtaining regulatory approval and earning interest on excess funds. The Proposed Bank will begin operations once the Proposed Bank's transactions with Rushmore are completed.

As the Proposed Bank is a start-up operation, there can be no assurance that the Proposed Bank can attract sufficient depositors or issue sufficient quality loans to operate at a profit. There is also no assurance that the Company will be able to raise sufficient capital to satisfy the conditions of the Offering. If the Proposed Bank is not successful in completing the transactions with Rushmore, the Company may liquidate and would not realize its intangible assets. The Company is subject to other risks and uncertainties, including interest rate risk.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Nonrefundable Deposit - Purchase of Deposits and Branch Facility

A nonrefundable deposit of $20,000 has been paid as a good faith deposit for the transaction with Rushmore. The deposit will be applied as part of the purchase price of the transaction.

Organizational Costs

Direct costs incurred to incorporate and charter the Company and the Proposed Bank are recorded as organization costs. When the Proposed Bank commences operations, organization costs will be amortized over a five-year period using the straight-line method.

Deferred Offering Costs

Offering expenses related to the Offering are recorded as deferred offering costs. These costs will be charged to stockholders' equity upon completion of the Offering.

Other Assets

Other assets represent the legal costs incurred in connection with the transactions with Rushmore (see Note 4). These costs will be amortized over fifteen years.

Advances from Insiders

Certain insiders of the Company have loaned money to the Company for Offering costs, organizational costs and cost associated with the transaction with Rushmore. Such persons will be reimbursed out of the proceeds of the Offering or from the unexpended portion of such loan proceeds.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company has not provided for a tax provision for the three months ended March 31, 1997, as the Company is anticipating a loss for the year and anticipates a 100% valuation allowance on the tax benefit generated from the loss.

Interim Financial Statements

The financial statements for the three months ended March 31, 1997, are unaudited, but in the opinion of management, such financial statements have been presented on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for these periods. The results of operations presented in the accompanying financial statements are not necessarily representative of operations for an entire year.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities in the financial statements and the disclosures of contingent assets and liabilities. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying financial statements.

Contemplated Initial Public Offering

The Company intends to issue between 240,000 and 300,000 shares of common stock at $10 per share. The Organizers and certain persons who it is anticipated will be added as directors of the Company intend to purchase at least 140,520 shares of common stock to be sold in the Offering. Each purchaser of shares in the Offering will receive a warrant to purchase one share of common stock for each share purchased in the Offering. Subject to compliance with applicable securities laws, the warrants will be exercisable at a price of $10 per share at any time after December 31, 1998, and will expire on June 30, 2007.

3.   RELATED PARTY TRANSACTIONS:

Jameson & Associates, P.A. will provide tax and accounting services to the Company. An organizer of the Company and the Proposed Bank is a principal of Jameson & Associates, P.A.

Pezzulla and Pezzulla, LLC will provide legal services to the Company and the Proposed Bank. An organizer of the Company and the Proposed Bank is a principal of Pezzulla and Pezzulla, LLC.

Jameson & Associates, P.A. and Pezzula and Pezzula, LLC each will receive $12,500 for their accounting and legal services, respectively, and organizers J. Clarence Jameson III and Kenneth D. Pezzula each will receive $25,000 as a consulting fee for services performed on behalf of the Company and the Bank in preparing the necessary bank regulatory applications and in negotiating the terms of and performing the necessary investigations related to the transactions with Rushmore. As of December 31, 1996, and March 31, 1997, these amounts had been accrued for and none of these fees had been paid.

4.   TRANSACTIONS WITH RUSHMORE:

The Proposed Bank entered into agreements with Rushmore to acquire certain assets and to assume certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland, Branch office (the "Baltimore Branch"). The parties have agreed that if the transactions have not been consummated by June 30, 1997, the Proposed Bank, beginning on July 1, 1997, and continuing on the first day of each month thereafter until the transactions have been consummated, shall pay Rushmore one or more additional nonrefundable deposits of $20,000 each. Upon the consummation of the transactions, the additional deposits will be added to the amount of cash to be received by the Proposed Bank from Rushmore. In the event the transactions are not consummated for any reason other than the ability of Rushmore to consummate the transactions, the Proposed Bank shall forfeit all deposits to Rushmore.

The Company will acquire all of Rushmore's outstanding loans as of the settlement, originated at the Baltimore Branch and approximately $1,160,000 of Rushmore's loans originated at Rushmore's Montgomery County, Maryland, branch office, as well as certain fixtures, furnishings, equipment, furniture and a building. The purchase price will be approximately $250,000, plus the net book value of the loans, less the book value of the deposits. The Company also will pay Rushmore $50,000 for a noncompetition agreement lasting for a period of three years. The Company will receive net cash of approximately $800,000 from Rushmore, subject to terms of the purchase and assumption agreements.

The unaudited pro forma summary results of operations for the year ended December 31, 1996, assuming the transactions with Rushmore had occurred in the beginning of the fiscal year, is as follows:

    Net interest income                                           $    427,000
    Late charges and other fees                                         29,000
    Operating expenses, excluding depreciation and amortization        541,000
    Depreciation and amortization                                       92,000
                                                                  ------------

    Net loss                                                      $   (177,000)
                                                                  ============

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Organizers of AmericasBank Corp.:

We have audited the accompanying statement of net assets of The Baltimore Branch (the Branch) of Rushmore Trust and Savings, FSB (a Maryland corporation), as of December 31, 1996, and the related statements of certain revenues and certain costs charged to the Branch for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These statements have been prepared pursuant to the Branch Purchase and Assumption Agreement, as amended, and the Loan Purchase and Assumption
Agreement, as amended, described in Notes 1 and 7 of the financial statements and, thus, are not intended to be a complete presentation of Rushmore Trust and Savings, FSB or the Branch's financial position, results of operations or cash flows on a stand-alone basis in accordance with generally accepted accounting standards.

In our opinion, the statements referred to above present fairly, in all material respects, the net assets, as defined, of The Baltimore Branch of Rushmore Trust and Savings, FSB as of December 31, 1996, and certain revenues and certain expenses charged to the Baltimore Branch activity and cash flows for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Baltimore, Maryland,
    May 15, 1997

                            THE BALTIMORE BRANCH OF

                        RUSHMORE TRUST AND SAVINGS, FSB


                            STATEMENTS OF NET ASSETS

            AS OF DECEMBER 31, 1996, AND MARCH 31, 1997 (UNAUDITED)

                                            December 31,        March 31,
                                                1996               1997
                                            ------------       -----------
                                              (Audited)        (Unaudited)

ASSETS:
    Loans receivable, net                 $    5,749,000     $    5,751,000
    Accrued interest receivable                   50,000             48,000
    Due from Rushmore                          2,310,000          2,317,000
    Real estate owned, net                        66,000             10,000
    Property and equipment, net                   15,000             13,000
                                          --------------     --------------

          TOTAL ASSETS                    $    8,190,000     $    8,139,000
                                          ==============     ==============

LIABILITIES:
    Deposits                              $    8,190,000     $    8,138,000
    Accrued interest on deposits                      -               1,000
                                          --------------     --------------

          Total liabilities                    8,190,000          8,139,000
                                          --------------     --------------

NET ASSETS                                $           -      $           -
                                          ==============     ==============


        The accompanying notes are an integral part of these statements.

                            THE BALTIMORE BRANCH OF

                        RUSHMORE TRUST AND SAVINGS, FSB


              STATEMENTS OF CERTAIN REVENUES AND CERTAIN EXPENSES

                        CHARGED TO THE BALTIMORE BRANCH

                                                            Twelve Months Ended                 Three Months Ended
                                                    ----------------------------------   ----------------------------------
                                                      December 31,       December 31,       March 31,         March 31,
                                                          1995               1996              1996              1997
                                                    ----------------    --------------   ---------------     --------------
                                                        (Audited)         (Audited)        (Unaudited)         (Unaudited)
INTEREST INCOME ON LOANS                            $      745,000     $      643,000    $      173,000    $      146,000

INTEREST EXPENSE ON DEPOSITS                               421,000            352,000            86,000            91,000
                                                    --------------     --------------    --------------    --------------

           Net interest income                             324,000            291,000            87,000            55,000

PROVISION FOR LOAN LOSS RESERVE                                 -                  -                 -                 -
                                                    --------------     --------------    --------------    -------------

           Net interest income after
               provision for loan losses                   324,000            291,000            87,000            55,000
                                                    --------------     --------------    --------------    --------------

LATE CHARGES AND OTHER FEES                                 43,000             29,000             5,000             5,000
                                                    --------------     --------------    --------------    --------------

EXPENSES CHARGED TO THE
    BALTIMORE BRANCH
    Salaries and benefits                                   93,000            106,000            27,000            30,000
    Collection and foreclosure                              13,000             25,000             1,000            10,000
    Electric and telephone                                   6,000              8,000             2,000             2,000
    Depreciation                                             8,000              6,000             2,000             2,000
    Deposit insurance premiums                              22,000             23,000             6,000             2,000
                                                    --------------     --------------    --------------    --------------
           Total expenses charged to the
               Baltimore Branch                            142,000            168,000            38,000            46,000
                                                    --------------     --------------    --------------    --------------
EXCESS OF CERTAIN REVENUES OVER
    CERTAIN EXPENSES CHARGED TO
    THE BALTIMORE BRANCH (excludes
    certain charges to the Baltimore
    Branch)                                                225,000            152,000            54,000            14,000
                                                    --------------     --------------    --------------    --------------

TRANSFER TO RUSHMORE                                       225,000            152,000            54,000            14,000
                                                    --------------     --------------    --------------    --------------

NET OF CERTAIN REVENUES OVER
    CERTAIN EXPENSES                                $           -      $           -     $           -     $           -
                                                    ==============     ==============    ==============    =============


        The accompanying notes are an integral part of these statements.

                            THE BALTIMORE BRANCH OF

                        RUSHMORE TRUST AND SAVINGS, FSB


    STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                AND THE PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                                                            Twelve Months Ended                 Three Months Ended
                                                    ---------------------------------      -------------------------------
                                                      December 31,       December 31,       March 31,         March 31,
                                                          1995               1996              1996              1997
                                                    ----------------     ------------      -----------       -------------
                                                        (Audited)         (Audited)        (Unaudited)        (Unaudited)
OPERATING ACTIVITIES:
    Net of certain revenues over certain
        expenses                                    $           -      $           -     $           -     $           -
    Adjustments to reconcile net of certain
        revenues over certain expenses-
        Depreciation                                         8,000              6,000             2,000             2,000
        (Increase) decrease in accrued
           interest receivable                              (3,000)            26,000                -              2,000
        (Increase) decrease in due from
           Rushmore                                     (3,266,000)          (214,000)        1,062,000            (7,000)
        Decrease in deferred loan
           origination fees                                 (5,000)            (5,000)           (5,000)           (5,000)
                                                    --------------     --------------    --------------    --------------

           Net cash (used by) provided by
               operating activities                     (3,266,000)          (187,000)        1,059,000            (8,000)
                                                    --------------     --------------    --------------    --------------

INVESTING ACTIVITIES:
    Increase in loans receivable                           311,000          1,329,000           231,000            59,000
    Purchase of property and equipment                          -              (1,000)               -                 -
                                                    --------------     --------------    --------------    -------------

           Net cash provided by investing
               activities                                  311,000          1,328,000           231,000            59,000
                                                    --------------     --------------    --------------    --------------

FINANCING ACTIVITIES:
    Increase (decrease) in deposits and
        accrued interest                                 2,955,000         (1,141,000)       (1,290,000)          (51,000)
                                                    --------------     --------------    --------------    --------------

INCREASE IN CASH                                    $           -      $           -     $           -     $           -
                                                    ==============     ==============    ==============    =============

        The accompanying notes are an integral part of these statements.

                            THE BALTIMORE BRANCH OF


                        RUSHMORE TRUST AND SAVINGS, FSB


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996


1.    GENERAL:

The accompanying financial statements includes certain assets, liabilities and operating activities of The Baltimore Branch of Rushmore Trust and Savings, FSB (the "Baltimore Branch"). The accompanying financial statements of the Baltimore Branch have been prepared in accordance with generally accepted accounting principles. Certain assets, liabilities, revenues and expenses not accounted for at the Baltimore Branch level have been excluded. The Baltimore Branch is principally engaged in the business of investing in loans to commercial enterprises and individuals employing deposits attracted from the general public.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could significantly differ from those estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Rushmore Trust and Savings, FSB (Rushmore) has historically accounted for the Baltimore Branch as a department without separately accounting for certain individual assets, liabilities, revenues or expenses related to the Baltimore Branch. Therefore, certain costs incurred by Rushmore that benefit the Baltimore Branch have not been included in the accompanying financial statements. The accompanying financial statements represent the assets and liabilities that Rushmore directly attributes to the Baltimore Branch. Certain prepaid assets, accruals and accounts payable that would be expected to be included in the statement of net assets are not included as they are netted against the amount due from Rushmore.

The accompanying financial statements have been prepared assuming that any net asset balance of the Baltimore Branch is transferred to Rushmore, and any net asset deficit is funded by Rushmore. Because of this assumption, excess funds of the Baltimore Branch are considered invested by Rushmore and the Baltimore Branch is not allocated interest income from the excess funds.

The revenue of the Baltimore Branch includes interest on loans, and fees and charges to borrowers and depositors. The Baltimore Branch expenses include salaries and related benefits for those employees employed at the Baltimore Branch, depreciation of the Baltimore Branch assets, utilities cost of the Baltimore Branch, deposit insurance premiums, and collection and foreclosure cost on loans. Expenses do not include other costs incurred by Rushmore that benefit the Baltimore Branch or indirect costs which benefit the Baltimore Branch. Rushmore also does not allocate a tax provision to the excess earnings included in the accompanying statements of certain revenues and certain expenses charged to the Baltimore Branch.

As the accompanying financial statements do not include certain interest income that was earned on excess Baltimore Branch funds invested by Rushmore because Rushmore does not allocate the interest income to the Baltimore Branch and do not include certain expenses that benefit the Baltimore Branch which Rushmore has not charged to the Baltimore Branch, these financial statements are not representative of the Baltimore Branch's operation if they had operated on a stand-alone basis or if Rushmore would have charged these costs to the Baltimore Branch. If the proposed sale of the Baltimore Branch is completed, the results shown in the accompanying financial statements may not be representative of future operations of the Baltimore Branch.

Loans Receivable and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred origination fees. Interest on loans is accrued based on the outstanding principal amount. An allowance for uncollected interest is provided on any loan that is contractually delinquent more than 90 days and on any other loan when the collectibility of the loan is in doubt. Such allowance is netted against accrued interest receivable. Any such interest ultimately collected is recorded as interest income in the period of recovery.

Management periodically reviews and evaluates the loan portfolio to determine the adequacy of the allowance for loan losses. This evaluation is based on the risk characteristics of the loan portfolio and considers such factors as past loan loss experience, the financial condition of the borrower, current economic conditions, net realizable value of the collateral and other relevant factors. The allowance is increased by provisions for loan losses charged to operations and is reduced by charge-offs and increased by net recoveries.

Effective January 1, 1995, the Baltimore Branch adopted Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114). SFAS 114, which was amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded as a provision for loan loss in the statement of operations and allowance for loan losses in the statement of financial condition.

In the ordinary course of business the Baltimore Branch has entered into an off-balance sheet financial instrument, which consists of commitments to extend credit.

Real estate owned is recorded at fair value less estimated costs to sell at the date of acquisition. Costs related to holding real estate owned are charged to operations. The carrying value of the real estate owned is periodically evaluated subsequent to acquisition, and the value of real estate owned is dependent, to a great extent, on economic, operating and other conditions that may be beyond the Baltimore Branch's control.

Fair Value of Financial Instruments

As of December 31, 1996, and March 31, 1997, financial instruments consisted of loans receivable and deposits, for which the carrying value of deposits approximates fair value. As of December 31, 1996, and March 31, 1997, the fair value of loans receivable were not readily determinable, however, the Baltimore Branch has entered into an agreement to sell the loans at $50,000 above the carrying value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed on the straight-line method over the following estimated useful lives:

            Building                                           15-40 years
            Furniture and equipment                             5-10 years

Loan Origination Fees

Net loan origination fees are deferred and recognized as an adjustment to yield using the straight-line method over the lives of the loans. Amortization using the straight-line method does not differ materially from amounts computed using the interest method as required by generally accepted accounting principles.

Sale of the Baltimore Branch

Rushmore has entered into agreements to sell and assign all loans, fixed assets, deposits and certain intangible assets of the Baltimore Branch, subject to certain approvals. The sale also requires Rushmore to provide to the purchaser certain non-Baltimore Branch loans (see Note 7).

Interim Financial Statements

The financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, are unaudited, but in the opinion of management, such financial statements have been presented on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the net assets and certain revenue and certain expenses charged to the Baltimore Branch for these periods. The operating activity presented in the accompanying financial statements are not necessarily representative of operations for an entire year or on a stand-alone basis.

3.    LOANS RECEIVABLE:

Commercial real estate loans are collateralized primarily by real estate, equipment and receivables, and the loan-to-value ratios generally do not exceed 70% at origination. Residential real estate mortgage loans are collateralized by the related property, and the loan-to-value ratios generally do not exceed 75-80% at origination. The Baltimore Branch also grants loans secured by savings accounts and unsecured loans to qualified borrowers meeting the underwriting standards established by the Board of Directors of Rushmore.

As of December 31, 1996, and March 31, 1997, loans receivable consisted of:

                                                  December 31,       March 31,
                                                     1996              1997
                                                  ------------      -----------
                                                   (Audited)        (Unaudited)

         Real estate first mortgage loans:
             Residential                       $    4,932,000    $    4,932,000
             Commercial                               652,000           646,000
         Real estate second mortgage loans             12,000            12,000
         Loans secured by savings accounts            235,000           229,000
         Unsecured consumer loans                      18,000            27,000
                                               --------------    --------------

                 Total                              5,849,000         5,846,000

         Less:   Allowance for loan losses             50,000            50,000

                 Loan origination fees                 50,000            45,000
                                               --------------    --------------

         Loans receivable, net                 $    5,749,000    $    5,751,000
                                               ==============    ==============

The commercial mortgage loans are primarily concentrated in loans secured by restaurants and taverns located in the central Maryland area. The Baltimore Branch borrowers' ability to honor their contracts is, to a significant extent, dependent upon the regional real estate environment, which has been depressed for several years.

As of December 31, 1996, the Baltimore Branch's total investment in impaired loans was $16,000, of which a valuation allowance calculated under SFAS No. 114 was $4,000.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The Baltimore Branch recognized interest income on impaired loans of approximately $2,000 for the year ended December 31, 1996.

Changes in the allowance for loan losses, for the year ended December 31, 1996, and March 31, 1997, were as follows:

                                            December 31,       March 31,
                                                1996              1997
                                            ------------      -----------
                                             (Audited)        (Unaudited)

         BALANCE, beginning of year       $       90,000    $       50,000
         Provision for loan losses                    -                 -
         Charge-offs                             (40,000)               -
                                          --------------    -------------

         BALANCE, end of year             $       50,000    $       50,000
                                          ==============    ==============

As of December 31, 1996, there were no loans for which the Baltimore Branch had discontinued accruing interest.

4.    PROPERTY AND EQUIPMENT:

As of December 31, 1996, and March 31, 1997, property and equipment consists of:

                                                                                 December 31,       March 31,
                                                                                    1996              1997
                                                                                 ------------     -----------
                                                                                 (Audited)        (Unaudited)
         Land                                                                 $        1,000    $        1,000
         Furniture and equipment                                                      76,000            76,000
         Buildings and leasehold improvements                                         47,000            47,000
                                                                              --------------    --------------

                 Total                                                               124,000           124,000

         Less:  Accumulated depreciation and amortization                            109,000           111,000
                                                                              --------------    --------------

         Property and equipment, net                                          $       15,000    $       13,000
                                                                              ==============    ==============

5.    DEPOSITS:

Deposits as of December 31, 1996, and March 31, 1997, are summarized as follows:

                                          December 31,       March 31,
                                              1996              1997
                                          ------------      -----------
                                           (Audited)        (Unaudited)

         Passbook deposits              $   1,699,000     $   1,653,000
         Money market accounts              5,186,000         5,134,000
         NOW noninterest-bearing              236,000           253,000
                                        -------------     -------------

                                            7,121,000         7,040,000
                                        -------------     -------------

         Certificates of deposit              572,000           572,000
         IRA and KEOGH deposits               497,000           526,000
                                        -------------     -------------

                                            1,069,000         1,098,000
                                        -------------     -------------

         Total                          $   8,190,000     $   8,138,000
                                        =============     =============

As of December 31, 1996, the majority of the deposits will reprice within twelve months from year-end, except for approximately $266,000 of the deposits which will reprice within one to five years from year-end.

As of December 31, 1996, there were no certificates of deposit greater than $100,000.

6.    RELATED PARTY TRANSACTIONS:

Kenneth Pezzula of Pezzula and Pezzula, LLC is a retired Senior Vice President of the Baltimore Branch, serves on the Board of Directors of Rushmore Trust and Savings, FSB and provides certain legal services for the Baltimore Branch. As of December 31, 1996, he had an outstanding loan balance with the Baltimore Branch of approximately $2,000. For the period ended December 31, 1996, the Baltimore Branch had incurred legal fees related to collection and foreclosure processing performed by Pezzula and Pezzula which approximated $19,000.

7.    SALE OF THE BALTIMORE BRANCH:

On May 31, 1996, Rushmore entered into a Branch Purchase and Assumption Agreement, as amended, and a Loan Purchase and Assumption Agreement, as amended (collectively, the Agreements), with AmericasBank (the Proposed Bank) for the sale of certain assets and assignment of certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland, branch. It is contemplated that the sale will close after the completion of an initial public stock offering by the Proposed Bank's holding company, AmericasBank Corp. The Agreements also provide that Rushmore will sell to the Proposed Bank approximately $1,160,000 of loans originated at Rushmore's Montgomery County, Maryland, branch.

                                   EXHIBIT A

                             SUBSCRIPTION AGREEMENT

        This Subscription Agreement is entered into in connection with the offer and sale (the "Offering") of up to 300,000 shares (the "Shares") of Common Stock, par value $0.01 per share, of AmericasBank Corp., a corporation incorporated under the laws of the State of Maryland (the "Company"), for a purchase price of $10.00 per share.

                                  WITNESSETH:

1. Purchase of Shares. The undersigned agrees to purchase the number of Shares set forth below and tenders the amount required to purchase such number of Shares by check, bank draft or money order drawn to the order of "The First National Bank of Maryland, Escrow Agent for AmericasBank Corp."

2.      Acknowledgments.        The undersigned acknowledges and agrees that:

        (a) The Company has established a minimum subscription of 250 shares ($2,500) and a maximum subscription of 20,050 shares ($200,500). However, the Company reserves the right to waive these limits without notifying any subscriber.

        (b) The undersigned has received a copy of the Company's Prospectus dated ______, 1997 (the "Prospectus"). By executing this Subscription Agreement, the undersigned acknowledges and agrees to all of the terms and conditions of the Offering as described in the Prospectus. This Subscription Agreement is not binding until accepted by the Company. The Company reserves the right to accept or reject, in whole or in part and in its sole discretion, any Subscription Agreement. The Company shall notify the subscriber by mail of its acceptance or rejection, in whole or in part, of this Subscription Agreement.

        (c) Following acceptance by the Company, subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company.

        (d) The Company reserves the right to cancel accepted Subscription Agreements at any time and for any reason until the satisfaction of the conditions of the Offering.

        (e) The Company may, in its sole discretion, allocate shares among subscribers in the event of an oversubscription for the Shares.

3. Representations and Warranties. The undersigned represents and warrants that he:

        (a) Is aware that no federal or state agency has made any finding or determination as to the fairness for public investment in, or any recommendation or endorsement of, the Shares.

        (b) Understands that the Company has no financial or operating history and that the Shares, as an investment, involve a high degree of risk, as described in the Prospectus.

        (c) Is aware that (i) there is no market for the Shares and that there can be no assurance that a market will develop and (ii) it may not be possible to liquidate his investment in the Shares readily.

        (d) Has adequate means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment.

        (e) Has carefully read the entire Prospectus, particularly the "Risk Factors" section therein, and has had the opportunity to ask questions and receive answers with regard thereto.

        (f) Is a resident of Maryland, Pennsylvania or the District of Columbia.

THE SHARES OF COMMON STOCK BEING OFFERED BY THE PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

        The Shares purchased by the undersigned shall be registered as specified below. If Shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants with right of survivorship, community property, etc. If Shares are to be held in joint ownership, all joint owners should sign this Subscription Agreement. If Shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.

        IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

Date:  _____________________________, ____                   ______________________________________________
                                                             Signature of Subscriber

Number of Shares Subscribed for: _________                   ______________________________________________
(at $10 per Share)                                           Signature of Subscriber

Total Subscription Price: $_______________                   ______________________________________________
                                                             Print Name(s) in which Shares are to be
                                                             Registered

Address of Subscriber:

__________________________________________                   ______________________________________________
Street Address                                               Social Security/Taxpayer Identification Number


__________________________________________                   ______________________________________________
City, State and Zip Code                                     Telephone Number and Area Code


__________________________________________                   ______________________________________________
Street Address                                               Social Security/Taxpayer Identification Number


__________________________________________                   ______________________________________________
City, State and Zip Code                                     Telephone Number and Area Code

                                                               ACCEPTANCE

        The foregoing subscription is hereby acknowledged and accepted as to _____________ shares.

Date: __________________, 1997.

                                       AMERICASBANK CORP.

                                       By:___________________________
                                            J. Clarence Jameson, III, President

        No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospec tus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the informa tion contained herein is correct as of any time subsequent to its date.


                               TABLE OF CONTENTS
                                                                           Page

Additional Information................................................
Reports to Stockholders...............................................
Prospectus Summary....................................................
Risk Factors..........................................................
Terms of the Offering; Plan of
   Distribution.......................................................
Use of Proceeds.......................................................
Capitalization........................................................
Dividend Policy.......................................................
Organization of the Company and the Bank .............................
The Acquisition.......................................................
Unaudited Pro Forma Financial Information.............................
Business of the Company...............................................
Business of the Bank..................................................
Regulation............................................................
Management............................................................
Description of Capital Stock..........................................
Description of Warrants...............................................
Legal Matters.........................................................
Experts...............................................................
Indemnification of Officers and
    Directors.........................................................
Financial Statements..................................................
Subscription Agreement................................................


        Through  and  including              , 1997,   all   dealers   effecting
transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions



                               AMERICASBANK CORP.


                                  Common Stock
                          ($0.01 par value per share)


                            240,000 Shares (Minimum)
                            300,000 Shares (Maximum)





                     ------------------------------------
                                   PROSPECTUS
                     ------------------------------------





                               AmericasBank Corp.
                              515 East Joppa Road
                             Towson, Maryland 21086
                             Phone: (410) 825-5580

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Directors and Officers.

         Article Seventh of the Company's Charter and Article Eighth of the Company's Bylaws provide that directors and officers of the Company are to be indemnified by the Company to the fullest extent permitted under Maryland law.
Section 2-418 of the Maryland General Corporation Law sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities as such. The text of Section 2-418 is reproduced below:

         Section 2-418. Indemnification of directors, officers, employees and agents.

         (a) Definitions. - In this section the following words have the meanings indicated.

                  (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                  (3)      "Expenses" include attorney's fees.

                  (4)      "Official capacity" means the following:

                            (i) When used with respect to a director, the office
                  of director in  the corporation; and

                           (ii) When used with  respect to a person other than a
                  director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

                          (iii) "Official capacity" does not include service for
                  any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                                      II.1

                  (6)  "Proceeding"  means any threatened,  pending or completed
action,  suit  or  proceeding,  whether  civil,  criminal,   administrative,  or
investigative.

         (b) Permitted indemnification of director. - (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

                           (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

                                    1. Was committed in bad faith; or

                                    2. Was  the  result of active and deliberate
                           dishonesty; or

                           (ii) The  director  actually  received  an   improper
                  personal benefit in money, property, or services; or

                           (iii) In the  case of any  criminal  proceeding,  the
                  director had reasonable cause to believe that the act or omission was unlawful.

                  (2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

                           (ii) However,  if the proceeding was one by or in the
                  right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

                  (3) (i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

                           (ii) The termination of any proceeding by conviction,
                  or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

         (c) No indemnification of director liable for improper personal benefit. - A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

         (d) Required indemnification against expenses incurred in successful defense. - Unless limited by the charter:

                                      II.2

                  (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

                  (2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

                          (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

                         (ii) If it  determines  that the director is fairly and
                  reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

                  (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e) Determination that indemnification is proper. -- (1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

                  (2)      Such determination shall be made:

                          (i) By the board of directors by a majority  vote of a
                  quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

                         (ii) By special legal counsel  selected by the board of
                  directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained

                                      II.3
                  therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

                        (iii)       By the stockholders.

                  (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

                  (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

         (f) Payment of expenses in advance of final  disposition of action.  --
(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

                          (i) A  written  affirmation  by  the  director  of the
                  director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

                         (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

                  (2) The undertaking required by subparagraph (ii) of paragraph
(1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

                  (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

         (g) Validity of indemnification provision. -- The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

         (h) Reimbursement of director's expenses incurred while appearing as witness. -- This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

                                      II.4

                           (i) Director's  service  to  employee  benefit  plan.
                  -- For purposes of this section:

                                    (1) The corporation  shall be deemed to have
                  requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

                                    (2) Excise taxes assessed on a director with
                  respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

                                    (3) Action  taken or omitted by the director
                  with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         (j)      Officer, employee or agent. -- Unless limited by the charter:

                  (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

                  (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

                  (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

         (k) Insurance or similar protection. -- (1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

                  (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

                  (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

                                      II.5

         (l) Report of indemnification to stockholders. -- Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholder's meeting or prior to the meeting.

Item 2.  Other Expenses of Issuance and Distribution.

                  Legal fees                                  $*
                  Blue Sky filing fees                         *
                  Printing                                     *
                  SEC filing fee                               909
                  EDGAR filing expenses                        *
                  Accounting                                   *
                  Miscellaneous                                *

                           Total                              $*

* To be filed by amendment.

Item 3.  Undertakings.

         The undersigned Registrant hereby undertakes that it will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                          (i) include  any  prospectus   required   by   Section
                  10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                         (ii) reflect  in  the  prospectus  any  facts or events
                  which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;

                        (iii) include  any  additional   or   changed   material
                  information on the plan of distribution.

                  (2) For purposes of determining any liability under the Securities of Act, treat each post-effective amendment as a new registration statement of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) File   a   post-effective   amendment   to   remove   from
registration any of the securities that remain unsold at the end of the offering.


                                      II.6

                  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4.  Unregistered Securities Issued or Sold Within One Year.

         Not applicable.

Item 5.  Index to Exhibits.

         See Exhibit Index on page II-10.

Item 6.  Description of Exhibits.

         See Exhibit Index on page II-10.


                                      II.7

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Baltimore, State of Maryland on June 9, 1997.


                                        AMERICASBANK CORP.


                                        By: /s/ J. Clarence Jameson, III
                                            ___________________________________
                                            J. CLARENCE JAMESON, III, President
                                            & Chairman of the Board of Directors


                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of J. Clarence Jameson, III and Kenneth D. Pezzulla as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or advisable to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue thereof. This power of attorney may be executed in counterparts.

         In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                                  Title                      Date
                                  -----                      ----
/s/ King V. Cheek                                          June 9, 1997
________________________
KING V. CHEEK                    Director


/s/ William A. Fogle                                        June 9, 1997
________________________
WILLIAM A. FOGLE                 Director




                                      II.8

/s/ J. Clarence Jameson                                     June 9, 1997
________________________
J. CLARENCE JAMESON                  President
                            (Principal Executive Officer)
                              & Chairman of the Board of
                                     Directors

/s/ Kemp Jayadeva                                           June 9, 1997
________________________
KEMP JAYADEVA                    Director


/s/ Norman H. Katz                                          June 9, 1997
________________________
NORMAN H. KATZ                   Director


/s/ Larry D. Ohler                                          June 9, 1997
________________________
LARRY D. OHLER                   Treasurer
                         (Principal Financial Officer &
                          Principal Accounting Officer)
                                 and Director


/s/ Kenneth D. Pezzulla                                     June 9, 1997
________________________
KENNETH D. PEZZULLA              Director




                                      II.9

                       EXHIBIT INDEX

Exhibit No.    Description of Document                                               Page Number
-----------    -----------------------                                               -----------
2A             Articles of Amendment and Restatement of the
               Registrant*

2B             Bylaws of the Registrant*

4              Form of Subscription Agreement (included as Exhibit
               A to Prospectus)

6A Form of Founder Loan Agreement by and among the Registrant, the organizers of the Registrant and certain other parties regarding organizational loans to the Registrant

6B Indemnity Agreement by and among the Registrant, AmericasBank (in organization) and Rushmore Trust and Savings, FSB

8A(i) Branch Purchase and Assumption Agreement by and between AmericasBank (in organization) and
               Rushmore Trust and Savings, FSB

8A(ii)         Modification to Branch Purchase and Assumption
               Agreement by and between AmericasBank (in organization) and Rushmore Trust and Savings, FSB

8B(i) Loan Purchase and Assumption Agreement by and between AmericasBank (in organization) and
               Rushmore Trust and Savings, FSB

8B(ii) Modification to Purchase and Assumption Agreement by and between AmericasBank (in organization) and Rushmore Trust and Savings, FSB

9              Escrow Agreement between the Registrant and The
               First National Bank of Maryland*

10A(i)         Consent   of  Ober,   Kaler,   Grimes  &   Shriver,   a
               Professional  Corporation (consent is contained in that
               firm's opinion filed as Exhibit (11))*

10A(ii)        Consent of Arthur Andersen LLP

10A(iii)       Consent of persons to be appointed as Directors*

                                     II.10


Exhibit No.    Description of Document                                               Page Number
-----------    -----------------------                                               -----------
11             Opinion of Ober, Kaler, Grimes & Shriver, a
               Professional Corporation, regarding the legality of the
               securities covered by the Registration Statement*
12             Form of Warrant*

* To be filed by amendment.

                                     II.11